Filed Pursuant to Rule 424(b)(4)

Registration No. 333-281474

Prospectus

Toppoint Holdings Inc.

2,500,000 Shares of Common Stock

This is our initial public offering. We are offering 2,500,000 shares of common stock, par value $0.0001 per share, at an initial public offering price of $4.00 per share.

Currently, there is no public market for our common stock. Our common stock has been approved for listing under the symbol “TOPP” on NYSE American LLC (“NYSE American”).

We are an “emerging growth company” under applicable federal securities laws and as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings.

Investing in our securities involves a high degree of risk. See the section of this prospectus entitled “Risk Factors” beginning on page 10 for a discussion of information that should be considered in connection with an investment in our securities.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$4.00	$10,000,000
Underwriting discounts and commissions(1)	$0.28	$700,000
Proceeds, before expenses, to Toppoint Holdings Inc.	$3.72	$9,300,000

(1)	Represents underwriting discounts equal to 7.0% per share. Does not include the following additional compensation payable to the underwriters: We have agreed to pay the representative of the underwriters, A.G.P./Alliance Global Partners (the “Representative”), up to $150,000 for out-of-pocket accountable expenses incurred relating to this offering and to reimburse the underwriters for non-accountable expenses not in excess of 1% of the gross proceeds raised in this offering.

We have granted a 45-day option to the underwriters to purchase up to 375,000 additional shares of common stock (equal to 15% of the shares of common stock sold in the offering), solely to cover over-allotments, if any, at the public offering price less the underwriting discounts. If the underwriters exercise the over-allotment option in full, the total underwriting discounts payable will be $805,000, and the total gross proceeds to us, before underwriting discounts and expenses, will be $11,500,000.

This offering is being conducted on a firm commitment basis. The Representative is obligated to take and pay for all of the shares of common stock if any such shares are taken. In addition to the underwriting discounts listed above, we have agreed to issue to the Representative or its designated affiliates and to register herein warrants, exercisable for a period of three years following the date of commencement of sales of the offering, to purchase up to 5% of the total number of the shares of common stock sold in this offering (including the over-allotment shares), at an exercise price equal to 120% of the public offering price per share of common stock sold in this offering (the “Representative’s Warrants”). See “Underwriting” for additional information regarding total underwriting compensation.

The underwriters expect to deliver the shares of common stock to the purchasers on or about January 23, 2025.

Sole Book-Running Manager

A.G.P.

  The date of this prospectus is January 21, 2025

Through and including February 15, 2025 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Please read this prospectus carefully. It describes our business, financial condition, results of operations and prospects, among other things. We are responsible for the information contained in this prospectus and in any free-writing prospectus we have authorized. Neither we nor the underwriters have authorized anyone to provide you with different information, and neither we nor the underwriters take responsibility for any other information others may give you. Neither we nor the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date on the front of this prospectus, regardless of the time of delivery of this prospectus or any sale of securities. You should not assume that the information contained in this prospectus is accurate as of any date other than its date. Our business, financial condition, results of operations, and prospects may have changed since that date. We do not take any responsibility for, nor do we provide any assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our shares means that information contained in this prospectus is correct after the date of this prospectus.

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TRADEMARKS, TRADE NAMES AND SERVICE MARKS

We use various trademarks, trade names and service marks in our business, including “Toppoint Inc.” and “ToppointTrucking.com”. For convenience, we may not include the SM, ® or ™ symbols, but such omission is not meant to indicate that we would not protect our intellectual property rights to the fullest extent allowed by law. Any other trademarks, trade names or service marks referred to in this prospectus are the property of their respective owners.

INDUSTRY AND MARKET DATA

We are responsible for the information contained in this prospectus and any free writing prospectus we prepare or authorize. This prospectus includes industry data and forecasts that we obtained from industry publications and surveys, as well as public filings and internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of the included information. Statements as to our ranking, market position and market estimates are based on third-party forecasts, management’s estimates and assumptions about our markets and our internal research. We have not independently verified such third-party information, nor have we ascertained the underlying economic assumptions relied upon in those sources, and we cannot assure you of the accuracy or completeness of such information contained in this prospectus. Such data involves risks and uncertainties and is subject to change based on various factors, including those discussed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before deciding whether to invest in our securities. You should carefully read the entire prospectus, including the risks associated with an investment in our company discussed in the “Risk Factors” section of this prospectus, before making an investment decision. Some of the statements in this prospectus are forward-looking statements. See the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

In this prospectus, “we,” “us,” “our,” “our company” and similar references refer to Toppoint Holdings Inc. and its subsidiary on a consolidated basis.

Our Company

Overview

We are a truckload services and solutions provider focused on the recycling export supply chain. We have become a key player in the New Jersey and Pennsylvania regional trucking market for waste paper, evidenced by our significant market share where we accounted for approximately 34% of the waste paper export drayage volumes through New Jersey’s ports and approximately 30% through Philadelphia’s ports, according to data sourced from IHS Markit. In addition to waste paper, our portfolio also includes the shipment of scrap metal and wooden logs from large waste companies, recycling centers and commodity traders to the ports of Newark, NJ, and Philadelphia, PA. We continue to expand our footprints domestically and internationally and have ventured into the recycling export transport market of Tampa, Jacksonville and Miami, FL, and Baltimore, MD in 2023, and Ensenada, Mexico in 2024. We intend to explore the international market in Canada, the United Kingdom and Australia in the near future.

Our client base includes largest Fortune 500 waste companies and over 280 recycling centers and commodity traders that operate in nearly 2,300 locations. Our growing client base relies on us as their partner to provide a “white glove service” to ensure their time-sensitive, ultra-high throughput commodities are safely loaded and delivered right to container ships. In addition, capitalizing on our know-how in developing logistics solutions over the years, we are able to propose integrated transportation solutions that cover loading, transport, port drayage and unloading.

Currently, our business is broadly categorized into four verticals, by commodity type and the direction of trade as follows:

●	Waste Paper Products. Waste paper products have been our core commodity of export transportation. As a word-of-mouth shipper of choice, we have established a significant market presence in the New Jersey and Pennsylvania region’s recycled paper export transport industry. For the years ended December 31, 2023 and 2022, we completed approximately 4,400 and 3,550 orders, involving 18,022 and 20,124 loads, which amounted to approximately 504,616 and 563,472 tons of waste paper, respectively. For the nine months ended September 30, 2024 and 2023, we completed approximately 1,954 and 2,185 orders, involving 12,438 and 14,009 loads, which amounted to approximately 348,264 and 392,252 tons of waste paper, respectively. We use Number of Loads Completed, or NLC, as a key performance indicator. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Performance Indicator” on page 39. We are the only trucking company that is a member of the Board of the New Jersey Paper Recycling Association, or NJPRA. NJPRA has approximately 20 members, representing approximately 90% of the paper recycling market in New Jersey.

●	Waste Metal and Forestry. We expanded into scrap metal and wood products export markets to diversify our offerings and supply our growing fleet. Serving additional commodities allows us to keep a strong pipeline of loads for independent contractor drivers to deliver and mitigate risks against commodity price fluctuations that affect demand for export.

●	Import. We hold a minority market share in the import delivery sector for ports of Newark, NJ and Philadelphia, PA, picking up containers from ships and dropping at client locations.

●	Others. From time to time, we offer trucking services for plastic and other commodities and provide logistics brokerage solutions servicing the major ports in California, Georgia, South Carolina, Texas and Illinois, as well as commercial rail lines.

We pride ourselves on being an economically viable, socially responsible and environmentally friendly enterprise. We contribute to a sustainable society through our initiatives to reduce costs and enhance recycling logistics efficiency. Our competitive prices, capability to deliver large amounts on time and fast response ability have enabled us to solidify our partnerships with clients year over year. The number of our clients has grown from 10 in 2015 to 303 in 2023 at a CAGR of approximately 53.17%.

We engage with owner-operators, other independent contractor drivers and “outside trucks” in our operations. “Outside trucks” refers to trucks that do not bear our DOT identification number. We occasionally assist clients in hiring outside trucks for loads not handled by trucks owned by our owner-operators. As of the date of this prospectus, there were approximately 86 trucks in our fleet. All these trucks are owned by the owner-operators but bear our DOT identification number. Such trucks are under our exclusive direction and supervision pursuant to agreements we enter into with the owner-operators. We work directly with the owner-operators. As of the date of prospectus, we work with approximately 100 independent contractor drivers. These 100 independent contractor drivers consist of (i) all the owner-operators and (ii) drivers that are hired by owner-operators. We help drivers transition to owner-operators and assist owner-operators in recruiting drivers and expanding their fleets of trucks.

Our total revenues for the years ended December 31, 2023 and 2022 were $18,035,532 and $21,485,791, respectively, representing a year-over-year decrease of $3,450,259, or 16%. Our net income for the years ended December 31, 2023 and 2022 was $542,351 and $1,689,219, representing a year-over-year decrease of $1,146,868, or 68%. The revenue decline in 2023 was mainly due to an industry-wide decrease in scrap paper export volume. Despite receiving an increased number of orders, both the average load count per order and the price per load decreased. To maintain activity across our fleet, we accepted a higher volume of smaller orders at lower prices. However, despite the downturn in waste paper exports, our revenues from Waste Metal, Import and Others verticals experienced growth in 2023. We expanded our presence in the metal recycling export market, which resulted in a 55% increase in loads, totaling an additional 476 loads compared to 2022. Our revenues from the “Others” vertical, where we hire outside trucks in markets our fleet does not service such as Illinois and Texas, also increased. Utilizing “outside trucks” allows us to scale our operations and serve our national clients in emerging markets with low risk. Our revenues from Forestry were lower in 2023 compared to 2022, which experienced an unusual surge.

Our revenues for the nine months ended September 30, 2024 and 2023 were $12,167,956 and $14,329,645, respectively, representing a year-over-year decrease of $2,161,689, or 15%. Our net income for the nine months ended September 30, 2024 and 2023 was $227,686 and $471,677, representing a year-over-year decrease of $243,991, or 52%. For additional information regarding our financial performance, see “Summary Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Corporate History and Structure

We were incorporated in the State of Nevada on August 16, 2022 as a holding company. We started operations in 2014 through Toppoint Inc, a Pennsylvania corporation. As of the date of this prospectus, we have only one subsidiary, Toppoint Inc.

On the date of incorporation, we issued an aggregate of 7,500,000 shares of common stock to four investors at a per share purchase price of $0.0001. On the same date, these four investors entered into a voting agreement with Hok C Chan, our founder, Chairman of our board of directors and Chief Executive Officer, pursuant to which the investors unconditionally and irrevocably appointed Hok C Chan as each investor’s proxy to attend and vote at all shareholder meetings of the Company and on every action or approval by written consent of the shareholders of the Company, until the earlier of (i) the date on which the Company completes its initial public offering, or (ii) the written agreement of all the parties of the agreement to terminate it. A copy of the voting agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

On September 29, 2022, we entered into a Share Exchange Agreement with Toppoint Inc and Hok C Chan, the sole stockholder of Toppoint Inc, our founder, Chairman of our board of directors and Chief Executive Officer, pursuant to which Hok C Chan exchanged all of his shares in Toppoint Inc for 7,500,000 shares of common stock of our company. As a result, we acquired all of the issued and outstanding shares of capital stock of Toppoint Inc, making Toppoint Inc our wholly-owned subsidiary.

For more information, please see the section titled “Corporate History and Structure” in this prospectus.

Our Competitive Strengths

We believe our key competitive strengths include:

●	A Large Vendor Pool with Approximately 86 Trucks. Our truck owner-operators and other independent contractor drivers, which we refer to as “vendors,” are our bloodline. The core belief in “culture drives success” has helped us grow the fleet to approximately 86 trucks. We provide a high level of care and support to our vendors. We help independent contractor drivers create a timeline to transition to owner-operators and we assist our owner-operators in expanding their own fleets of trucks with driver recruitment assistance, business management training and retention tactics adoption. With a large fleet, we are able to meet our customers’ transport needs with first-to-final-mile-delivery capabilities, avoid delays or cancellations, and help us build a strong brand image and reputation as a reliable, efficient and professional company.

●	Ability to Offer Competitive Pricing. In the relatively lower-profit recycled paper transport industry, maintaining competitive prices is an important factor in our continued market share expansion. We employ proprietary analytics systems to effectively track our operating results and financial position in real time and continuously enhance processes, with a view to helping customers reduce warehouse costs, lower shipping expenses and maintain operational flexibility. In addition, our full truckload shipping offerings meet the needs of companies requiring maximum movement of the commodities they trade with lower transport costs per unit.

●	Capability to Provide Real-Time Visibility into Shipments and Quickly Respond. We have adopted a leading telematics system to allow us and our customers to easily monitor the status and location of the freight. We typically receive and process 250 driver and truck location updates daily. In addition, our sophisticated dispatch system and experienced professionals enable us to quickly pivot when vessels are delayed and minimize empty miles.

●	A Global Team and a Fully Remote Workspace. Our dedicated growing staff are strategically located in the US and overseas, to allow for immediate response to inquiries by our customers and vendors 24/7. We provide a fully remote engaging workspace that encourages a healthy work-life balance and drives a committed, highly responsible and reliable team with minimal employee turnover.

●	Healthy Cash Flows. We have primarily funded our operations through cash generated from operations. Positive cash flows enable us to operate without dependency on factoring companies, improve profit margins, have the ability to invest in new opportunities and expand into new markets, provide resources to help our vendors grow, and strengthen our ability to weather market volatility.

●	Maintaining a Satisfactory DOT Safety Rating, the Highest Awarded by the DOT. A top concern for operating in dense urban areas is ensuring our cargo is delivered as promised, the patrons on the roads we share are free of harm, and independent contractor drivers go home safely nightly. We require Department of Transportation and Federal Motor Carrier Safety Administration (DOT/FMCSA)-compliant drug testing, including pre-employment and quarterly random drug and alcohol testing. New drivers undergo documented training and current drivers undergo refresher training annually. This allows us to maintain a satisfactory DOT safety rating, the highest awarded by the DOT.

●	Innovative and experienced management team with extensive operating expertise. We have an innovative management team able to seize on the opportunities in the recyclable waste transportation industry. Mr. Hok C Chan, our Chief Executive Officer and Chairman of the Board, has a deep understanding of the recycling and trucking sectors. As an innovative and entrepreneurial leader, Mr. Chan has led our company to develop a sizable client base comprising Fortune 500 waste companies and over 280 recycling centers and commodity traders within a short period of eight years and to be a leader in the recycling export supply chain of the New Jersey and Pennsylvania region. Our management team is well versed in trucking services, recycling, heavy equipment, and logistics management. Our experienced management team has also built a solid talent base for our company to drive development and innovation in the long run.

Our Growth Strategies

The key elements of our strategy to grow our business include:

●	Increasing wallet shares of current clients. Our top clients provide services nationwide and globally. We believe the most effective expansion strategy is to capitalize on existing clientele relationships, our track record and reputation, strategically align with their growth goals, and secure opportunities to service more of their markets.

●	Building storage and warehousing capability. We plan to invest in expanding our storage and warehousing space and upgrading the logistics management system in such space. With enhanced storage and warehousing capability, we will be able to provide additional space for the growing fleet to store equipment and vehicles and acquire new space as we expand geographic coverage of services. Also, upgraded warehouses that can sort and store freight may allow us to enter other segments of the trucking industry.

●	Continuing to improve information technology (IT) Infrastructure. We aim to continue to improve our existing IT-based platforms and systems by remaining alert to new technologies related to the transportation process and strengthen our technology capabilities in order to facilitate, optimize, streamline and ensure the quality of our operations. We intend to make investments to further develop our abilities concerning carrier payments and data analytics, with a view to serving increased market shares, meeting evolving client requirements and cementing client relations.

●	Selectively exploring opportunities of strategic alliance, investments and acquisitions. We have a track record of fostering organic growth. In the future, we may selectively seek strategic alliance, investments and acquisition opportunities to solidify existing market position, accelerate our growth and drive value creation through alliance with strategic partners. As of the date of this prospectus, we have no agreements or letters of intent for any acquisitions, partnerships or ventures.

●	Enhancing our ability to attract, incentivize and retain a talented workforce. Our people are our core assets, and we believe our success greatly depends on our ability to attract, incentivize and retain our employees, truck owner-operators and other independent contractor drivers. We strive to continue to provide competitive compensation to independent contractor drivers, use our resources to support owner-operators’ growth, and maintain the collegial environment for our global staff. Our compensation structure is performance-based and aligned with our strategic objectives. Our culture, which from our inception, was focused on the well-being of independent contractor drivers, helps us recruit and retain drivers. As a leader in our market with underlying core values, we believe that we will continue to be a preferred carrier for both of our clients and independent contractor drivers.

Implications of Being an Emerging Growth Company

Upon the completion of this offering, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As a result, we will be permitted to, and intend to, rely on exemptions from certain disclosure requirements. For so long as we are an emerging growth company, we will not be required to:

●	have an auditor report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

●	comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

●	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay” and “say-on-frequency;” and

●	disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We will remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our total annual gross revenues exceed $1.235 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) which would occur if the market value of our securities that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period.

Corporate Information

Our principal executive offices are located at 1250 Kenas Road, North Wales, PA 19454 and our telephone number is 551-866-1320. We maintain a website at https://toppointtrucking.com/. Information available on our website is not incorporated by reference in and is not deemed a part of this prospectus.

The Offering

Common stock offered:	2,500,000 shares of common stock (or 2,875,000 shares if the underwriters exercise the over-allotment option in full).

Offering price:	$4.00 per share.

Shares outstanding immediately before the offering:	15,000,000 shares of common stock

Shares outstanding immediately after the offering:	17,500,000 shares of common stock (or 17,875,000 shares if the underwriters exercise the over-allotment option in full).

Over-allotment option:	We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of the shares of common stock sold in the offering, solely to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts.

Representative’s Warrants:	We have agreed to issue to the Representative warrants to purchase a number of shares of common stock equal in the aggregate to 5.0% of the total number of shares of common stock sold in this offering. The Representative’s Warrants will be exercisable at a per share exercise price equal to 120% of the public offering price per share of common stock in this offering. The Representative’s Warrants are exercisable for a period of three years following the date of commencement of sales of the offering. The registration statement of which this prospectus forms a part also registers the issuance of the shares of common stock issuable upon exercise of the Representative’s Warrants. See “Underwriting” for more information.

Use of proceeds:	We expect to receive net proceeds of approximately $8,275,000 from this offering, assuming no exercise of the underwriters’ over-allotment option, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, or approximately $9,655,000 if the underwriters exercise the over-allotment option in full. We plan to use the net proceeds of this offering for geographic expansions, investments in physical and IT infrastructure, expansion of our sales team and marketing efforts, and general working capital and other corporate purposes. See “Use of Proceeds” for more information on the use of proceeds.

Risk factors:	Investing in our securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 10 before deciding to invest in our common stock.

Lock-up

We, all of our directors and officers and all holders of our outstanding shares of common stock as of the effective date of the registration statement of which this prospectus forms a part have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for, in the case of our company, a period of six (6) months from the closing of this offering, and in the case of our directors, officers and shareholders, a period of one (1) year from the date of this prospectus. See “Underwriting” for more information.

Trading market and symbol	Our common stock has been approved for listing under the symbol “TOPP” on NYSE American LLC.

The number of shares of common stock outstanding immediately following this offering is based on 15,000,000 shares outstanding as of the date of this prospectus. This amount excludes:

●	2,250,000 shares of common stock that are reserved for issuance under our 2022 Equity Incentive Plan; and

●	up to 143,750 shares of common stock issuable upon exercise of the Representative’s Warrants issued in connection with this offering, if the underwriters exercise the over-allotment option in full.

Summary Financial Information

The following tables summarize certain financial data regarding our business and should be read in conjunction with our financial statements and related notes contained elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our summary financial data as of and for the years ended December 31, 2023 and 2022 are derived from our audited financial statements included elsewhere in this prospectus. Our summary financial data as of and for the nine months ended September 30, 2024 and 2023 are derived from our unaudited financial statements included elsewhere in this prospectus. All financial statements included in this prospectus are prepared and presented in accordance with generally accepted accounting principles in the United States (“GAAP”). The summary financial information is only a summary and should be read in conjunction with the historical financial statements and related notes contained elsewhere herein. The financial statements contained elsewhere fully represent our financial condition and operations; however, they are not indicative of our future performance.

Statements of Operations Data	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Sales	$18,035,532	$21,485,791
Costs of revenues and operating expenses	17,261,216	19,034,936
Income from operations	774,316	2,450,855
Other income and (expense)	145,966	42,493
Income before income taxes	920,282	2,493,348
Current income taxes	405,544	394,203
Deferred income taxes	(27,613)	409,926
Net income	$542,351	$1,689,219
Retained earnings, beginning	1,683,402	371,231
Distributions	-	(377,048)
Retained earnings, ending	$2,225,753	$1,683,402

Statements of Operations Data	For the Nine months Ended September 30, 2024	For the Nine months Ended September 30, 2023
Sales	$12,167,956	$14,329,645
Costs of revenues and operating expenses	12,249,109	13,712,557
Income (loss) from operations	(81,153)	617,088
Other income and (expense)	405,021	182,822
Income before income taxes	323,868	799,910
Current income taxes		328,233
Deferred income taxes	96,182
Net income	$227,686	$471,677
Retained earnings, beginning	2,225,753	1,683,402
Retained earnings, ending	$2,453,439	$2,155,079

	As of September 30,	As of December 31,
Balance Sheet Data	2024	2023	2022
Cash	$1,225,686	$1,455,976	$744,853
Total current assets	3,118,846	2,833,828	2,563,466
Total assets	4,885,377	4,956,307	4,777,432
Total current liabilities	1,297,728	1,597,948	1,468,193
Total liabilities	2,290,688	2,589,304	2,952,780
Total shareholder’s equity	2,594,689	2,367,003	1,824,652
Total liabilities and shareholder’s equity	$4,885,377	$4,956,307	$4,777,432

Summary of Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

Operational and Industry Risks

●	We operate in the highly competitive and fragmented truckload and transportation industry, and our failure to stay competitive could impair our ability to improve our profitability and materially adversely affect our results of operations.

●	We may not be successful in managing our growth or implementing our business strategies.

●	Our business is subject to general economic, business and regulatory factors affecting the truckload industry that are largely beyond our control, any of which could have a material adverse effect on our results of operations. In October 2024, a strike initiated by the International Longshoremen’s Association led to closure of ports along the East and Gulf Coasts. As of the date of this prospectus, the strike has concluded, and the union and the employer U.S. Maritime Alliance have reached a tentative agreement. However, if the negotiations break down and the strike resumes, it could cause major disruptions to the flow of goods, significantly limiting both imports and exports through key Eastern and Gulf ports, which could adversely affect our operating results, particularly if the strike continues for an extended period.

●	A substantial portion of our business and revenue derive from our brokerage model, where we support owner-operators to grow their fleets within our umbrella. This business model and the use of owner-operators expose us to different risks that a traditional fleet ownership and management business may not experience.

●	Fluctuations in the price or availability of fuel and surcharge collection may increase our costs of operation, which could materially and adversely affect our margins.

●	A significant portion of our revenue is concentrated in a small number of large customers. Any loss or significant reduction of business with one or more of them could have a material adverse effect on our business, financial condition and results of operations.

●	We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

●	Changes to trade regulation, quotas, duties or tariffs, caused by the changing U.S. and geopolitical environments or otherwise, may materially adversely affect customer demand for our services.

●	We are dependent on systems, networks and other information technology assets (and the data contained therein) and a failure in the foregoing, including those caused by cybersecurity breaches, could cause a significant disruption to our business.

●	If we are unable to recruit, develop and retain our key employees, our business, financial condition and operating results could be adversely affected.

Legal and Compliance Risks

●	We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future federal or state regulations could have a materially adverse effect on our business.

Risks Related to This Offering and Ownership of Our Common Stock

●	There has been no public market for our common stock prior to this offering, and an active market in which investors can resell their shares of our common stock may not develop.

●	The market price of our common stock may fluctuate, and you could lose all or part of your investment.

●	We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common stock.

●	We may not be able to maintain a listing of our common stock on NYSE American.

●	We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

●	You will experience immediate and substantial dilution as a result of this offering.

●	We do not expect to declare or pay dividends in the foreseeable future.

●	Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our securities to decline and would result in the dilution of your holdings.

●	Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our common stock.

●	Section 8.10 of our bylaws provides that the Eighth Judicial District Court of Clark County, Nevada shall, to the fullest extent permitted by law, be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before purchasing our securities. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable to us. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

Operational and Industry Risks

We operate in the highly competitive and fragmented truckload and transportation industry, and our failure to stay competitive could impair our ability to improve our profitability and materially adversely affect our results of operations.

Our business competes with many truckload carriers, logistics, brokerage and other transportation companies. The North American surface transportation market is highly competitive and fragmented. Some of our competitors may have greater access to equipment, a larger fleet, a wider range of services, preferential dedicated customer contracts, greater capital resources or other competitive advantages. Numerous competitive factors could impair our ability to maintain or improve our profitability. These factors include the following:

●	the continuing trend toward consolidation in the trucking industry may result in more large carriers with greater financial resources and other competitive advantages, with which we may have difficulty competing;

●	competition from freight brokerage companies may materially adversely affect our customer relationships and freight rates;

●	our competitors may have better safety records than us or a perception of better safety records;

●	our competitors may reduce their freight rates to gain business, especially during times of reduced growth in the economy, which may limit our ability to maintain or increase freight rates or to maintain or expand our business or may require us to reduce our freight rates in order to maintain business and keep our equipment productive;

●	customers may solicit bids from multiple carriers for their shipping needs, which may depress freight rates or result in a loss of business to our competitors;

●	higher fuel prices and higher fuel surcharges to our customers may cause some of our customers to reduce freight volumes;

●	advancements in technology may necessitate that we increase investments in order to remain competitive, and our customers may not be willing to accept higher freight rates to cover the cost of these investments; and

●	we may have difficulty recruiting and retaining drivers if our competitors offer better compensation or working conditions.

We may not be successful in managing our growth or implement our business strategies.

Many of our business strategies require time, significant management and financial resources and successful implementation. Consequently, we may be unable to effectively and successfully implement our business strategies. We also cannot ensure that our operating results, including our operating margins, will not be materially adversely affected by future changes in and expansion of our business, including the expected geographic expansion of our services in the United States and overseas, or by changes in economic conditions. Our results of operations may be materially adversely affected by a failure to further penetrate our existing customer base, cross-sell our services, secure new customer opportunities and manage the operations and expenses of new or growing services. There is no assurance that we will be successful in achieving any of our business strategies. Even if we are successful in executing our business strategies, we still may not achieve our goals.

Our business is subject to general economic, business and regulatory factors affecting the truckload industry that are largely beyond our control, any of which could have a material adverse effect on our results of operations. In October 2024, a strike initiated by the International Longshoremen’s Association led to closure of ports along the East and Gulf Coasts. As of the date of this prospectus, the strike has concluded and the union and the employer U.S. Maritime Alliance have reached a tentative agreement. However, if the negotiations break down and the strike resumes, it could cause major disruptions to the flow of goods, significantly limiting both imports and exports through key Eastern and Gulf ports, which could adversely affect our operating results, particularly if the strike continues for an extended period.

The truckload industry is highly cyclical, and our business is dependent on a number of factors that may have a negative impact on our results of operations, many of which are beyond our control. We believe that some of the most significant of these factors are economic changes that affect supply and demand in transportation markets, such as:

●	general economic conditions, such as economic recession, disruption to the global supply chain, labor shortage, etc.;

●	domestic and global demand for recycled materials;

●	recessionary economic cycles, such as the period from 2007 through 2009;

●	changes in customers’ inventory levels and practices, including shrinking product/package sizes, and in the availability of funding for their working capital;

●	excess truck capacity in comparison with shipping demand;

●	driver shortages and increases in drivers’ compensation;

●	industry compliance with ongoing regulatory requirements;

●	fluctuations in foreign exchange rates; and

●	downturns in customers’ business cycles, including as a result of declines in consumer spending.

Several of the above factors were evident during the COVID-19 pandemic in the freight environment, which led to labor shortage, inflationary pricing, and severe disruption to the global supply chain. Similar conditions in the future could have a material adverse effect on our business, financial condition and results of operations.

Additionally, economic conditions that decrease shipping demand or increase the supply of available trucks and other equipment can exert downward pressure on rates and equipment utilization, thereby decreasing productivity. The risks associated with these factors are heightened when the U.S. economy is weakened. Some of the principal risks during such times are as follows:

●	we may experience low overall freight levels, which may impair the asset utilization of our owner operators; certain of our customers may face credit issues and cash flow problems that may lead to payment delays, increased credit risk, bankruptcies and other financial hardships that could result in even lower freight demand and may require us to increase our allowance for doubtful accounts;

●	freight patterns may change as supply chains are redesigned, resulting in an imbalance between our capacity and our customers’ freight demand;

●	customers may bid out freight or select competitors that offer lower rates in an attempt to lower their costs, and we might be forced to lower our rates or lose freight;

●	we may be forced to accept more loads from freight brokers, where freight rates are typically lower, or may be forced to incur more non-revenue generating miles to obtain loads; and

●	we may need access to sources of credit or capital to meet cash requirements in operations, which would subject us to indebtedness and reduce our profitability.

We are also subject to cost increases outside our control that could materially reduce our profitability if we are unable to increase our rates sufficiently. Such cost increases include, but are not limited to, increases in fuel prices, driver and office employee wages, purchased transportation costs, interest rates, taxes, tolls, license and registration fees, insurance, revenue equipment and related maintenance, and healthcare and other benefits for our employees. Further, we may not be able to appropriately adjust our costs to changing market demands. In order to maintain high variability in our business model, it is necessary to adjust staffing levels to changing market demands. In periods of rapid change, it is more difficult to match our staffing level to our business needs.

In addition, events outside our control, such as deterioration of U.S. transportation infrastructure and reduced investment in such infrastructure, strikes or other work stoppages at our facilities or at customer, port, border or other shipping locations, or actual or threatened armed conflicts or terrorist attacks, efforts to combat terrorism, military action against a foreign state or group located in a foreign state or heightened security requirements could lead to wear, tear and damage to our equipment, driver dissatisfaction, reduced economic demand, reduced availability of credit, increased prices for fuel or temporary closing of the shipping locations or U.S. borders. Such events or enhanced security measures in connection with such events could impair our operating efficiency and productivity and result in higher operating costs.

On October 1, 2024, dockworkers across ports from Maine to Texas on the East and Gulf Coasts initiated a strike, citing concerns over wages and the need for protections against increased automation. This strike was temporarily resolved on October 3, 2024, after the union and U.S. Maritime Alliance reached a tentative deal on wages and agreed to extend the existing master contract until January 15, 2025 to allow for further negotiations on unresolved issues. On January 8, 2025, the parties reached a tentative agreement for a six-year contract. However, if the ongoing negotiations fail and the strike resumes, it could pose a major disruption to the flow of goods, materially restricting both imports and exports through these key Eastern and Gulf ports, particularly if the strike extends for weeks or even longer. Such an extended disruption to supply chains, if happens, could have significant ripple effects on the U.S. economy, and our operations could be materially adversely affected if our customers suspend exporting waste paper, scrap metal and other commodities we transport to ports for an extended period. At this stage, we cannot be certain whether the strike will resume, how long it might last, or the extent of the impact it may have on our business.

Additionally, changing impacts of regulatory measures could impair our operating efficiency and productivity, decrease our revenues and profitability and result in higher operating costs. In addition, declines in the resale value of revenue equipment may affect the cash flows of our owner operators who own and operate the trucks that we draw on to fulfill customer shipping orders. From time to time, various U.S. federal, state or local taxes are also increased, including taxes on fuel. We cannot predict whether, or in what form, any such tax increase applicable to us will be enacted, but such an increase could materially adversely affect our profitability.

A substantial portion of our business and revenue derive from our brokerage model, where we support owner-operators to grow their fleets within our umbrella. Such business model and use of owner-operators expose us to different risks that a traditional fleet ownership and management business may not experience.

We are in the process of developing a scalable brokerage model, specializing in converting drivers into owner-operators by means of training and captured market share. These owner-operators are encouraged and supported by us in order to grow their fleets within our umbrella. We assist with staffing their vehicles and ensuring DOT compliance for all members of our team. For more information on our relationship with owner-operators and our contractual rights to the use of trucks in our fleet, see “Business—Employees and Human Capital—Owner-Operators” on page 58, and “Business—Equipment We Use” on page 54.

We believe we contract with more owner-operators and use more owner-operator trucks than some of our competitors. We are therefore more dependent on owner-operator trucks than some of our competitors. Failure to maintain owner-operator business and relationships and increased industry competition for owner-operators could have a materially adverse effect on our operating results.

During times of increased economic activity, we face heightened competition for owner-operators from other carriers. To the extent our turnover increases, we may be required to increase owner-operator compensation or take other measures to remain an attractive option for owner-operators. If we cannot attract sufficient owner-operators, or it becomes economically difficult for owner-operators to survive, we may not be able to maintain our fleet provided by owner-operators or maintain our delivery schedules.

The owner-operators that we utilize are subject to certain regulation requirements, such as the electronic on-board recording and driver Hours of Service, or HOS, requirements that apply to larger carriers, which may have a more significant impact on their operations, causing them to exit the transportation industry. Aside from when these third parties may use our trailing equipment to fulfill loads, we do not own the vehicles. The inability to obtain and maintain reliable third-party owner-operators will have a material adverse effect on our operating results and business growth.

If our independent contractor drivers are deemed by regulators or judicial process to be employees, our business, financial condition and results of operations could be materially adversely affected.

Tax and other regulatory authorities, as well as independent contractors themselves, have increasingly asserted that independent contractor drivers in the trucking industry are employees rather than independent contractors, and our classification of independent contractors may become the subject of audits by such authorities. Federal legislation has been introduced in the past that would make it easier for tax and other authorities to reclassify independent contractors as employees, including legislation to increase the recordkeeping requirements for those that engage independent contractor drivers and to increase the penalties for companies who misclassify their employees and are found to have violated employees’ overtime and/or wage requirements. Additionally, federal legislators have sought to abolish the current safe harbor allowing taxpayers meeting certain criteria to treat individuals as independent contractors if they are following a long-standing, recognized practice, to extend the Fair Labor Standards Act (the “FLSA”) to independent contractors and to impose notice requirements based on employment or independent contractor status and fines for failure to comply. Some states have put initiatives in place to increase their revenue from items such as unemployment, workers’ compensation and income taxes, and a reclassification of independent contractors as employees would help states with this initiative. Further, class actions and other lawsuits have been filed against certain members of our industry seeking to reclassify independent contractors as employees for a variety of purposes, including workers’ compensation and health care coverage. Taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. The Department of Labor has issued the rule entitled “Employee or Independent Contractor Classification Under the Fair Labor Standards Act,” effective March 11, 2024. This rule addresses how to analyze whether a worker is an employee or an independent contractor under the FLSA. The “economic reality test” under this rule focuses on the economic realities of the worker’s relationship with the potential employer and whether the worker is either economically dependent on the potential employer for work or in business for themself. The economic reality test looks at, in the totality of circumstances, multiple factors, including (1) opportunity for profit or loss depending on managerial skill, (2) investments by the worker and the employer, (3) permanence of the work relationship, (4) nature and degree of control, (5) whether the work performed is integral to the employer’s business, and (6) skill and initiative. Additional relevant factors may also be considered in determining the worker’s status. This new rule makes it more likely that a worker will be classified as an employee. If the independent contractors with whom we or our owner-operators contract are determined to be employees, we and/or our owner-operators would incur additional exposure under federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings, and our business, financial condition and results of operations could be materially adversely affected.

Fluctuations in the price or availability of fuel and surcharge collection may increase our costs of operation, which could materially and adversely affect our margins.

Recently, various factors such as the geopolitical instability in Ukraine and Gaza and the COVID-19 pandemic have caused great financial instability in the global economy, which result in, among others things, the diesel fuel price to surge to record high in the United States. Cost of diesel fuel represents a significant expense for our owner-operators which we draw on to provide trucking services and solutions to our clients. Diesel fuel prices fluctuate greatly due to factors beyond our control, such as political events, terrorist activities, armed conflicts, depreciation of the dollar against other currencies and weather, such as hurricanes, and other natural or man-made disasters, each of which may lead to an increase in the cost of fuel. Fuel prices also are affected by the rising demand in developing countries, and could be adversely impacted by diminished drilling activity and by the use of crude oil and oil reserves for other purposes. Such events may lead not only to increases in fuel prices, but also to fuel shortages and disruptions in the fuel supply chain. Because our operations are dependent upon diesel fuel, significant diesel fuel cost increases, shortages or supply disruptions could materially and adversely affect our operating results and financial condition.

Increases in fuel costs, to the extent not offset by rate per mile increases or fuel surcharges, have an adverse effect on our operations and profitability. While a portion of our owner-operators’ fuel costs are covered by fuel surcharge fees, increases in fuel costs could still affect our profitability because we need to compensate owner-operators more for such fuel cost increases. We constantly monitor fuel price changes by tracking fuel futures and other market information and we usually are able to implement fuel surcharge recovery no later than changes in fuel prices. However, our owner-operators may not be able to pass all the increased costs in fuel on to our customers, if prices rise more than what we forecast. Further, during periods of low freight volumes, shippers may use their negotiating leverage to depress fuel surcharge fees and reduce recoverability for fuel price increases. In addition, such fuel surcharges may not be maintained indefinitely or may not be sufficiently effective. Any of the above mentioned factors could adversely affect our profitability.

Difficulty in obtaining materials, equipment, goods and services from third-party suppliers could adversely affect our business.

We and our owner-operators are dependent upon third-party suppliers for certain products and materials, including trucks and chassis, and our owner-operators rely on suppliers of trucks, chassis and components to maintain the age of trucks in our vendor pool. If we and our owner-operators fail to maintain favorable relationships with such suppliers, or if such suppliers are unable to provide the products and materials we or our owner-operators need or undergo financial hardship, we and our owner-operators could experience difficulty in obtaining needed goods and services because of production interruptions, limited material availability or other reasons, or we and our owner-operators may not be able to obtain favorable pricing or other terms. As a result, our business and operations could be adversely affected.

Increased prices for and decreased availability of revenue equipment could materially adversely affect our business, financial condition, results of operations and profitability.

We are subject to risk with respect to higher prices for used tractors. We have experienced an increase in prices for both new and used trucks over the past few years. Prices have increased and may continue to increase, due, in part, to government regulations applicable to newly manufactured tractors and diesel engines, due to the pricing discretion of equipment manufacturers in periods of high demand. More restrictive U.S. Environmental Protection Agency (the “EPA”) and state emissions standards have required vendors to introduce new engines. Compliance with such regulations has increased the cost of new tractors and could impair equipment productivity and result in lower fuel mileage. Although our owner-operators primarily purchase used trucks, the used equipment market is closely related to the new equipment market. Used equipment prices are subject to substantial fluctuations based on freight demand, supply of used tractors, availability of financing, the presence of buyers for export to foreign countries and commodity prices for scrap metal. However, generally when the price of new trucks is high, it can create demand for used trucks as a more affordable alternative. Also, with higher fuel mileage, used trucks currently are in great demand. A decrease in the availability of used trucks and other equipment may materially adversely affect our owner-operators’ ability to purchase a quantity of revenue equipment that is sufficient to sustain our desired growth rate and could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our revenue is concentrated in a small number of large customers. Any loss or significant reduction of business with, one or more of them could have a material adverse effect on our business, financial condition and results of operations.

A significant portion of our revenue is generated from a small number of major customers, the loss of, or significant reduction of business with, one or more of which could have a material adverse effect on our business. For the fiscal years ended December 31, 2023 and 2022, respectively, our top ten customers, based on revenue, accounted for approximately 49% and 48% of our total revenue. A substantial portion of our freight is from customers in the waste paper products industry. As such, our volumes are largely dependent on a well-functioning supply chain and export demand. In the event of a reduction in or termination of our services by one or more of our major customers, we could be required to replace the volumes elsewhere at uncertain rates and volumes, suffer reduced equipment utilization or lose our owner-operators. Failure to retain our existing customers, or enter into relationships with new customers, each on acceptable terms, could materially impact our business, financial condition, results of operations and ability to meet our current and long-term financial forecasts.

Economic conditions and capital markets may materially adversely affect our customers and their ability to remain solvent. Our customers’ financial difficulties can negatively impact our results of operations and financial condition, especially if they were to delay or default on payments to us. Generally, we do not have contractual relationships that guarantee any minimum volumes with our customers, and we cannot assure you that our customer relationships will continue as presently in effect. There is no assurance any of our customers will continue to utilize our services, renew our existing contracts, if any, or continue at the same volume levels.

In addition, the size and market concentration of some of our customers may allow them to exert increased pressure on the prices, margins and non-monetary terms in our arrangements with them.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into certain transactions with Mr. Hok C Chan, our Chief Executive Officer and Chairman of the Board, Mr. John Feliciano III, our Chief Financial Officer and a director, or their affiliates. For detailed information, see “Certain Relationships and Related Party Transactions” beginning on page 70. We believe the terms obtained or consideration that we paid or received, as applicable, in connection with these transactions were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

We may in the future enter into additional transactions in which any of our directors, officers or principal shareholders, or any members of their immediate family, have a direct or indirect material interest. Such transactions present potential for conflicts of interest, as the interests of these persons may not align with the interests of the Company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our services to, leases and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as for events of default.

Our Audit Committee is responsible for reviewing and approving all material related party transactions. Nevertheless, we may have achieved more favorable terms if such transactions had not been entered into with related parties. These transactions, individually or in aggregate, may have an adverse effect on our business and results of operations or may result in litigation or enforcement actions by the SEC or other agencies.

Our business depends on our strong reputation and the value of the Toppoint brand.

We believe that the Toppoint brand name symbolizes high-quality service, reliability and efficiency, and is one of our most important and valuable assets. The Toppoint brand name and our corporate reputation are significant sales and marketing tools, and we devote substantial resources to promoting and protecting them. Adverse publicity (whether or not justified) relating to activities by our staff, contractors or agents, such as accidents, customer service mishaps or noncompliance with laws, could tarnish our reputation and reduce the value of our brand. With the increased use of social media outlets such as Instagram, YouTube, Facebook and Twitter, adverse publicity can be disseminated quickly and broadly, making it increasingly difficult for us to effectively respond. Damage to our reputation and loss of brand equity could reduce demand for our services and thus have an adverse effect on our financial condition, liquidity and results of operations, as well as require additional resources to rebuild our reputation and restore the value of our brand.

Seasonality and the impact of weather and other catastrophic events affect our operations and profitability.

Our tractor productivity decreases during holiday seasons because drivers go on vacation and major holidays in Asian countries like the lunar new year slow down ports in Asia as well as shipping demand.

In addition, our revenue may be adversely affected by inclement weather as inclement weather may prevent trucks from crossing bridges and otherwise impede driving. During such times, operating expenses could increase as fuel efficiency declines because of engine idling and harsh weather creating higher accident frequency, increased claims and higher equipment repair expenditures. We also may suffer from weather-related or other unforeseen events such as tornadoes, hurricanes, blizzards, ice storms, floods, fires, earthquakes and explosions. These events may disrupt fuel supplies, increase fuel costs, disrupt freight shipments or routes, affect regional economies, damage or destroy our equipment or adversely affect the business or financial condition of our customers, any of which could materially adversely affect our results of operations or make our results of operations more volatile.

From time to time, we contract with third-party carriers where we do not own or control the transportation assets that deliver our customers’ freight, and we do not employ the providers directly involved in delivering the freight. If we are unable to secure the services of these third parties to serve our customers on competitive terms, our relationships with our customers may be materially adversely affected.

We engage services of third-party truckload carriers when we do not have sufficient capacity to meet shipping demand. In such arrangements, we do not own or control the transportation assets that deliver our customers’ freight, and we do not employ the providers directly involved in delivering the freight. These third-party providers may seek other freight opportunities and/or require increased compensation in times of improved freight demand or tight truckload capacity. If we are unable to secure the services of these third parties or if we become subject to increases in the prices we must pay to secure such services, our business, financial condition and results of operations may be materially adversely affected, and we may be unable to serve our customers on competitive terms. In addition, our ability to secure sufficient equipment or other transportation services may be affected by many risks beyond our control, including equipment shortages in the transportation industry, particularly among contracted truckload carriers, interruptions in service due to labor disputes, driver shortage, changes in regulations impacting transportation and changes in transportation rates.

Changes to trade regulation, quotas, duties or tariffs, caused by the changing U.S. and geopolitical environments or otherwise, may materially adversely affect customer demand for our services.

Many of the tariffs imposed by former President Trump’s administration still remain in place. A substantial portion of the services that we offer are directly or indirectly connected to global trade. The implementation of these tariffs, as well as the imposition of additional tariffs or quotas or changes to certain trade agreements, could, among other things, affect freight demands of our customers, increase the costs of the materials used by suppliers to produce revenue equipment or increase the price of fuel. For instance, it is noted that many countries have defined ferrous scrap as a strategic raw material for steel production rather than a waste product, and largest scrap metal exporters such as the United States are predicted to take measures to increasingly restrict scrap metal exports. If our customers reduce the export of commodities such as waste paper products, scrap metals or wood products that we service due to such trade policies and regulations, their demand for our transport services will decline accordingly and our business, results of operations and cash flows would be materially adversely affected. In addition, cost increases because of changes in trade policies and regulations for our or our owner-operators’ revenue equipment suppliers would likely be passed on to us, and to the extent fuel prices increase, we may not be able to fully recover such increases through rate increases or fuel surcharge fees, either of which could have a material adverse effect on our business.

We are dependent on systems, networks and other information technology assets (and the data contained therein) and a failure in the foregoing, including those caused by cybersecurity breaches, could cause a significant disruption to our business.

Our business depends on the efficient and uninterrupted operation of our systems, networks and other information technology assets (and the data contained therein). Our information and electronic data interchange systems are used for receiving and planning loads, dispatching drivers and other capacity providers, billing customers and load tracking and storing the data related to the foregoing activities. We also maintain information security policies to protect our systems, networks and other information technology assets (and the data contained therein) from cybersecurity breaches and threats, such as hackers, malware and viruses; however, such policies cannot ensure the protection of our systems, networks and other information technology assets (and the data contained therein). Recent, more jurisdictions are enacting data privacy legislation that place higher standards for compliance, such as the GDPR, CCPA, etc. If we are unable to prevent system violations or other unauthorized access to our systems, networks and other information technology assets (and the data contained therein), we could be subject to significant fines and lawsuits and our reputation could be damaged, or our business operations could be interrupted, any of which could have a material adverse effect on our financial performance and business operations.

Our operations, and those of our technology and communications service providers are vulnerable to interruption by fire, natural disasters, power loss, telecommunications failure, network disruptions, cyber-attacks, terrorist attacks, Internet failures, malicious intrusions, computer viruses and other events that may be beyond our control. Although we attempt to reduce the risk of disruption to our business operations through, among other things, using cloud servers to store and manage data, email safe scans to prevent phishing and malware attacks and other anti-virus software, there can be no assurance that such measures will be effective. If any of our critical information technology assets fail or become otherwise unavailable, whether as a result of a cybersecurity breach, upgrade project or otherwise, we would have to perform certain functions manually, which could temporarily impact our ability to manage our fleet efficiently, respond to customers’ requests effectively, maintain billing and other records reliably, and bill for services and prepare financial statements accurately or in a timely manner. Any significant system failure, upgrade complication, security breach or other system disruption could interrupt or delay our operations, damage our reputation, cause us to lose customers or impact our ability to manage our operations and report our financial performance, any of which could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to recruit, develop and retain our key employees, our business, financial condition and operating results could be adversely affected.

We are highly dependent upon the services of certain key employees, including our executive officers. The loss of any of their services could negatively impact our operations and future profitability. Inadequate succession planning or unexpected departure of key executive officers could cause substantial disruption to our business operations, deplete our institutional knowledge base and erode our competitive advantage. Additionally, we must continue to recruit, develop and retain skilled and experienced personnel if we are to realize our goal of expanding our operations and continuing our growth, including internationally. Failure to recruit, develop and retain a core group of operational personnel could have a materially adverse effect on our business.

Efforts by labor unions could divert management’s attention and could have a materially adverse effect on our operating results.

We face the risk that Congress or one or more states will approve legislation significantly affecting our business and our relationship with our independent contractor drivers, such as the proposed federal legislation referred to as the Protecting the Right to Organize Act of 2021, which would substantially liberalize the procedures for union organization. We also face the risk that our independent contractor drivers may attempt to organize. Currently, our independent contractor drivers are not unionized. Any attempt to organize by such independent contractor drivers could result in increased legal and other associated costs. In addition, if we were to enter into a collective bargaining agreement, the terms could negatively affect our costs, efficiency and ability to generate acceptable returns on the affected operations. Moreover, any labor disputes or work stoppages, whether or not our other personnel unionize, could disrupt our operations and reduce our revenues.

Insurance and claims expenses could significantly reduce our earnings.

Our future insurance and claims expenses might exceed historical levels, which could reduce our earnings. As a trucking company, we are subject to risk of accidents that can lead to property damage, bodily injury, cargo loss or damage, workers’ compensation claims and regulatory fines and penalties. It is essential for companies like us to have adequate insurance coverage and risk management strategies in place to mitigate these risks.

We maintain insurance with licensed insurance carriers and our independent contractor drivers are covered by our insurance. Currently, we hold commercial general liability and auto liability coverages, with an aggregate limit of $2,000,000 for the former and a combined single limit per accident of $1,000,000 for the later, effective for the period of June 21, 2024 to June 21, 2025. We also carry workers compensation and employer’s liability coverage, currently effective for the period of January 24, 2024 to January 24, 2025. However, we self-insure or maintain a high deductible for a portion of our claims exposure resulting from workers’ compensation, auto liability, general liability, cargo and property damage claims.

Although we believe our aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed our aggregate coverage limits. If any claim were to exceed our coverage, we would bear the excess, in addition to our other self-insured amounts. Insurance carriers have raised premiums for many businesses, including transportation companies. As a result, our insurance and claims expense could increase, or we could raise our self-insured retention or deductible when our policies are renewed or replaced. Our operating results and financial condition could be materially and adversely affected if (i) cost per claim, premiums, or the number of claims significantly exceeds our estimates, (ii) we experience a claim in excess of our coverage limits, (iii) our insurance carriers fail to pay on our insurance claims or (iv) we experience a claim for which coverage is not provided.

Following the completion of this offering, we will incur increased costs as a result of complying with various regulatory and reporting requirements as a public company. Such requirements may strain our resources and distract our management, which could make it difficult to manage our business.

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time-consuming and will result in increased costs to us and could have a negative effect on our business, financial condition and operating results.

As a public company, we will be subject to the reporting requirements of the Exchange Act, and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we may need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join the company and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition and operating results.

Our profitability may be materially and adversely impacted if our capital investments do not match customer demand for invested resources or if there is a decline in the availability of funding sources for these investments.

Our operations require significant investments. The amount and timing of capital investments depend on various factors, including anticipated volume levels and the price and availability of assets. If anticipated demand differs materially from actual usage, we may have too much, too little or too advanced capacity with respect to rented premises, IT infrastructure or other aspects of our business that we intend to invest in, including with proceeds from this offering. Moreover, our ability to properly select freight and adapt to changes in customer transportation requirements is important to efficiently deploy resources and make capital investments in equipment or obtain qualified third-party capacity at a reasonable price. Our customers’ financial failures or loss of customer business may also affect us.

Our inability to generate sufficient cash from operations or obtain financing on favorable terms could affect our profitability.

If we were unable to generate sufficient cash from operations, we would need to seek alternative sources of capital, including equity or debt financing, to meet our capital requirements, and maintain our ability to execute our business strategies. In the event that we are unable to generate sufficient cash from operations or obtain financing on favorable terms in the future, our ability to support our owner-operators’ growth and retain such owner-operators may reduce, and our ability to execute our business strategies may be curtailed, any of which could have a materially adverse effect on our business and profitability.

Historically we have not made a significant number of acquisitions and we may not make acquisitions in the future, or if we do, we may not be successful in integrating the acquired company, either of which could have a materially adverse effect on our business.

Historically, acquisitions have not been a significant part of our growth strategy. From inception to date, we did not complete any significant acquisitions. We may not be successful in identifying, negotiating or consummating any future acquisitions. If we decide to acquire other companies to stay competitive, we may not successfully integrate these businesses or achieve the synergies and operating results anticipated in connection with these acquisitions. The continuing trend toward consolidation in the trucking industry may result in the acquisitions of smaller carriers by large carriers that gain market share and other competitive advantages through such acquisitions. If we fail to make or successfully execute future acquisitions, our growth rate could be materially and adversely affected.

In addition, any acquisitions we undertake could involve numerous risks that could have a materially adverse effect on our business and operating results, including:

●	difficulties in integrating the acquired company’s operations and in realizing anticipated economic, operational and other benefits in a timely manner that could result in substantial costs and delays or other operational, technical or financial problems;

●	challenges in achieving anticipated revenue, earnings or cash flows;

●	assumption of liabilities that may exceed our estimates or what was disclosed to us;

●	the diversion of our management’s attention from other business concerns;

●	the potential loss of customers, key associates and drivers of the acquired company;

●	difficulties operating in markets in which we have had no or only limited direct experience;

●	the incurrence of additional indebtedness; and

●	the issuance of additional shares of our common stock, which would dilute your ownership in the company.

We may need to obtain additional financing which may not be available or, if it is available, may result in a reduction in the percentage ownership of our then-existing shareholders.

We may need to raise additional funds in order to:

●	finance unanticipated working capital requirements;

●	develop or enhance our technological infrastructure and our existing services;

●	fund strategic relationships;

●	respond to competitive pressures; and

●	acquire complementary businesses, technologies, products or services.

Additional financing may not be available on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion strategy, take advantage of unanticipated opportunities, develop or enhance technology or services or otherwise respond to competitive pressures could be significantly limited. If we raise additional funds by issuing equity or convertible debt securities, the percentage ownership of our then-existing shareholders may be reduced, and holders of these securities may have rights, preferences or privileges senior to those of our then-existing shareholders.

Our planned expansions outside the United States subject us to risks inherent in international operations that can harm our business, results of operations, and financial condition.

A key element of our growth strategy is to increase the wallet shares of our existing customers and serve additional domestic and international markets of theirs. Operating internationally requires significant resources and management attention. We cannot be certain that the investment and additional resources required to operate internationally will produce desired levels of revenue or profitability. Further, operating internationally subjects us to various risks, including:

●	increased management, travel, infrastructure and legal compliance costs associated with having operations in multiple countries;

●	increased financial accounting and reporting burdens and complexities;

●	variations in adoption and acceptance of our services in different countries, requirements or preferences for domestic service offerings, and difficulties in replacing services offered by more established or known regional competitors;

●	new and different sources of competition;

●	laws and business practices favoring local competitors;

●	differing technical standards, existing or future regulatory and certification requirements;

●	communication and integration problems related to entering and serving new markets with different languages, cultures, and political systems;

●	compliance with foreign privacy and security laws and regulations, including data privacy laws that require personal data to be stored and processed in a designated territory, and the risks and costs of non-compliance;

●	compliance with laws and regulations for foreign operations, including anti-bribery laws (such as the U.S. Foreign Corrupt Practices Act), import and export control laws, tax laws, tariffs, trade barriers, economic sanctions, and other regulatory or contractual limitations on our ability to sell our services in certain foreign markets, and the risks and costs of non-compliance;

●	compliance with foreign laws, regulations and orders related to health and safety;

●	fluctuations in currency exchange rates and related effects on our results of operations;

●	difficulties in repatriating or transferring funds from or converting currencies in certain countries;

●	different pricing environments, longer sales cycles, and longer accounts receivable payment cycles and collections issues;

●	political and economic conditions and uncertainty in the countries or regions in which we operate and around the world;

●	difficulties in recruiting, managing and retaining local partners to support our operations and sales;

●	differing labor standards, including restrictions related to, and the increased cost of, terminating employees or independent contractors in some countries;

●	difficulties in recruiting, hiring and retaining employees and independent contractors in certain countries;

●	difficulties in managing an international workforce and maintaining our corporate culture internationally;

●	the preference for localized software and licensing programs;

●	compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes;

●	compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy, and data protection laws and regulations; and

●	global pandemics such as the COVID-19 pandemic and travel restrictions and other measures undertaken by governments in response to such pandemics.

Any of the above risks could adversely affect our planned international operations, including reducing revenue from customers outside of the U.S. or increasing operating costs, each of which could adversely affect our business, results of operations, financial condition, and growth prospects. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if our business partners are not able to successfully manage these risks.

The COVID-19 pandemic has adversely affected our business during periods when Asian markets were shut down due to COVID-19 lockdown policies and reduced import demand for recycled paper, metal and other commodities we service.

The COVID-19 pandemic has had a significant impact on the U.S. waste export industry, and the industry may face challenges again if lockdown policies are reimposed and waste import demands decline in Asian countries. Since a lion’s share of our revenue has come from transporting waste paper products to U.S. ports for export, our operations were adversely affected when Asian countries, particularly People’s Republic of China (“China”) which has historically been a top importer of U.S. waste materials, imposed lockdown policies to contain the COVID-19 pandemic and closed or limited access to their ports for approximately three weeks in 2020. During this period, our transport volume dropped to nearly zero. However, with reduced export demand, waste materials that would have been shipped to Asian countries piled up in storage facilities and landfills in the U.S., and waste material export demand quickly rebounded to keep up with the backlog of recycled paper and other waste materials accumulated during the three-week period after Asian countries eased lockdowns and other restrictive COVID-19 measures. As a result, our operating results have not been adversely impacted by the COVID-19 pandemic.

If we fail to implement and maintain an effective system of internal controls to remediate our material weaknesses in financial reporting, our ability to report our results of operations and financial condition could be adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified material weaknesses in our internal control over financial reporting. As defined in the standards established by the U.S. Public Company Accounting Oversight Board, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.

The material weaknesses that have been identified relate to our lack of robust and formal financial reporting policies and procedures in place to address complex U.S. GAAP technical accounting and the SEC disclosure requirements. Neither we nor our independent registered public accounting firm undertook a comprehensive assessment of our internal control for purposes of identifying and reporting material weaknesses and other deficiencies in our internal control over financial reporting. Had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies may have been identified. As of the date of this prospectus, the material weaknesses were deemed to be remediated.

We have engaged external financial consultant with U.S. GAAP experience to help our management in financial reporting processes and are in the process of developing and implementing a comprehensive set of processes and internal controls to timely and appropriately (i) identify transactions that may be subject to complex U.S. GAAP accounting treatment, (ii) analyze the transactions in accordance with the relevant U.S. GAAP, and (iii) review the accounting technical analysis. We plan to establish an audit committee upon our listing and strengthen corporate governance. However, the implementation of these measures may not fully address the material weaknesses and other deficiencies in our internal control over financial reporting. Our failure to correct the material weaknesses and other deficiencies or our failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

Upon completion of this offering, we will become a public company subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 and the rules and regulations of NYSE American. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require us to include a report from management on the effectiveness of our internal control over financial reporting in our annual reports on Form 10-K. In addition, once we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting unless we qualify as a “non-accelerated filer.” Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified, if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

Legal and Compliance Risks

We operate in a highly regulated industry and increased costs of compliance with, or liability for violation of, existing or future federal or state regulations could have a materially adverse effect on our business.

We are subject to regulation at the federal level and at the state level. We may incur additional expenses associated with state wage, driver meal and rest break regulation. In addition, we operate in the United States pursuant to federal operating authority granted by the DOT. Our owner-operators and other independent contractor drivers also must comply with the safety and fitness regulations of the DOT, implemented through the FMCSA, including those relating to CSA safety performance and measurements, drug and alcohol testing and Hours of Service. Weight and equipment dimensions also are subject to government regulations. We also may become subject to new or more restrictive regulations relating to exhaust emissions, drivers’ Hours of Service, ergonomics, collective bargaining, security at ports and other matters affecting safety or operating methods. We, as well as our owner-operators and other independent contractor drivers, must comply with enacted governmental regulations regarding safety, equipment, environmental protection and operating methods. Examples include regulation of equipment weight, equipment dimensions, fuel emissions, driver Hours of Service, driver eligibility requirements, on-board reporting of operations and ergonomics. We may also become subject to new or more restrictive regulations related to safety or operating methods, which could adversely affect our owner-operators’ fleets and operations in those jurisdictions.

If current or future legislation or judicial decisions deem that independent contractors (owner-operators) or contingent workers are equivalent to employees, we would incur more employee-related expenses. We face a complex and increasingly stringent regulatory and statutory scheme relating to wages, classification of employees and alternate work arrangements. Tax, federal and other regulatory authorities and private plaintiffs have argued that owner-operator drivers in the trucking and transportation industries are employees, rather than independent contractors. If any cases are judicially determined in a manner adverse to us or our businesses, there could be an adverse impact on our operations in the effected jurisdictions. Taxing and other regulatory authorities and courts apply a variety of standards in their determination of independent contractor status. If the owner-operator drivers we contract with are deemed employees, we would incur additional exposure under laws for federal and state tax, workers’ compensation, unemployment benefits, labor, employment and tort. The exposure could include prior period compensation, as well as potential liability for employee benefits and tax withholdings.

Changes in U.S. tax laws and regulations may impact our effective tax rate and may adversely affect our business, financial condition and operating results.

Significant reform of the U.S. tax laws, including significant changes related to federal tax rates and the taxation of business entities, could adversely affect us. Recent U.S. tax legislation may materially affect our financial condition, results of operations, and cash flows.

The Tax Cuts and Jobs Act (the “Tax Act”) has significantly changed the U.S. federal income taxation of U.S. businesses, including by reducing the U.S. corporate income tax rate, limiting interest deductions, permitting immediate expensing of certain capital expenditures, modifying, or repealing many business deductions and credits.

The Coronavirus Aid, Relief, and Economic Security Act (the “CARES Act”) modifies certain provisions of the Tax Act, including increasing the amount of interest expense that may be deducted.

The Tax Act as modified by the CARES Act is unclear in many respects and could be subject to potential amendments and technical corrections, as well as interpretations and implementing regulations by the Treasury and IRS, any of which could lessen or increase certain adverse impacts of the legislation. In addition, it is unclear how these U.S. federal income tax changes will affect state and local taxation, which often uses federal taxable income as a starting point for computing state and local tax liabilities. Our analysis and interpretation of this legislation is preliminary and ongoing and there may be material adverse effects resulting from the legislation that we have not yet identified. While some of the changes made by the tax legislation may adversely affect us, other changes may be beneficial. We continue to work with our tax advisors and auditors to determine the full impact that the recent tax legislation will have on us. We urge our investors to consult with their legal and tax advisors with respect to such legislation and its potential effect on an investment in our common stock.

Our operations are subject to various environmental laws and regulations, the violation of which could result in substantial fines or penalties.

We and our owner-operators are subject to various environmental laws and regulations dealing with waste transport, air emissions from vehicles, engine idling and discharge and retention of storm water. Our operations involve the risks of fuel spillage or seepage, environmental damage and waste disposal, among others. If we are involved in a spill or other accidents, and if soil or groundwater contamination is found at our facilities or results from our operations, or if we are found to be in violation of applicable environmental laws or regulations, we could owe cleanup costs and incur related liabilities, including substantial fines or penalties or civil and criminal liability, any of which could have a materially adverse effect on our business and operating results.

Litigation against us could be costly and time-consuming to defend and could materially and adversely affect our business, financial condition, and results of operations.

We may be from time to time involved in various claims, litigation matters and regulatory proceedings incidental to our business, including claims for damages arising out of the use of our services. The defense of these lawsuits could divert our management’s attention, and we could incur significant expenses in defending these lawsuits. In addition, we could be required to pay damage awards or settlements or become subject to unfavorable equitable remedies. Moreover, any insurance or indemnification rights that we could have may be insufficient or unavailable to protect us against potential loss exposures.

Risks Related to This Offering and Ownership of Our Common Stock

There has been no public market for our common stock prior to this offering, and an active market in which investors can resell their shares of our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. While our common stock has been approved for listing under the symbol “TOPP” on NYSE American

LLC, a liquid public market for our common stock may not develop. The initial public offering price for our common stock has been determined by negotiation between us and the underwriters based upon several factors, including prevailing market conditions, our historical performance, estimates of our business potential and earnings prospects, and the market valuations of similar companies. The price at which our common stock is traded after this offering may decline below the initial public offering price, meaning that you may experience a decrease in the value of your common stock regardless of our operating performance or prospects.

The initial public offering price for our common stock may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our common stock was determined by negotiations between us and the underwriters and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our common stock will not decline significantly below the initial public offering price following the completion of this offering. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our common stock may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

The market price of our common stock may fluctuate, and you could lose all or part of your investment.

After this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to several factors, most of which we cannot control, including:

●	actual or anticipated variations in our periodic operating results;

●	increases in market interest rates that lead investors of our common stock to demand a higher investment return;

●	changes in earnings estimates;

●	changes in market valuations of similar companies;

●	actions or announcements by our competitors;

●	adverse market reaction to any increased indebtedness we may incur in the future;

●	additions or departures of key personnel;

●	actions by shareholders;

●	speculation in the media, online forums, or investment community; and

●	our intentions and ability to maintain the listing of our common stock on NYSE American.

The public offering price of our common stock has been determined by negotiations between us and the underwriters based upon many factors and may not be indicative of prices that will prevail following the closing of this offering. Volatility in the market price of our securities may prevent investors from being able to sell their securities at or above the initial public offering price. As a result, you may suffer a loss on your investment.

In the past, shareholders have filed securities class litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

We may experience extreme stock price volatility unrelated to our actual or expected operating performance, financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our common stock.

The US stock market has witnessed instances of extreme stock price run-ups followed by rapid price declines in 2022 and such stock price volatility seemed unrelated to the issuers’ performance subsequent to their recent initial public offerings, especially among companies with smaller public floats. After the consummation of this offering, we will have a relatively small public float due to the relatively small size of this offering. As a relatively small-capitalized company with a small public float after this offering, the price of our common stock may experience extreme volatility, lower trading volume and less liquidity than large-capitalized companies. Although the specific cause of such volatility is unclear, our anticipated small public float may amplify the impact the actions taken by a few shareholders have on the price of our common stock, which may cause our stock price to deviate, potentially significantly, from a price that better reflects the underlying performance of our business. The potential extreme volatility may confuse public investors regarding the value of our securities, distort the market perception of our stock price and our company’s financial performance and public image, and negatively affect the long-term liquidity of our common stock, regardless of our actual or expected operating performance. Should our common stock experience run-ups and declines that are seemingly unrelated to our actual or expected operating performance and financial condition or prospects, prospective investors may have difficulty assessing the rapidly changing value of our common stock and our ability to access the capital market may be materially adversely affected. In addition, if the trading volumes of our common stock are low, holders of our common stock may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. As a result of this volatility, investors may experience losses on their investment in our common stock.

We may not be able to maintain a listing of our common stock on NYSE American.

Once our common stock is listed on NYSE American, we must meet certain financial and liquidity criteria to maintain such listing. If we violate NYSE American’s listing requirements, or if we fail to meet any of NYSE American’s listing standards, our common stock may be delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our common stock from NYSE American may materially impair our shareholders’ ability to buy and sell our common stock and could have an adverse effect on the market price of, and the efficiency of the trading market for, our common stock. The delisting of our common stock could significantly impair our ability to raise capital and the value of your investment.

We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We intend to use the proceeds from this offering for geographic expansions, investments in physical and IT infrastructure, expansion of our sales team and marketing efforts, and general working capital and other corporate purposes. However, we have considerable discretion in the application of the proceeds. Because of the number and variability of factors that will determine our use of our net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate or other purposes with which you do not agree or that do not improve our profitability or increase our share price. The net proceeds from this offering may also be placed in investments that do not produce income or that lose value. Please see “Use of Proceeds” below for more information.

You will experience immediate and substantial dilution as a result of this offering.

As of September 30, 2024, our net tangible book value was approximately $1,405,076, or approximately $0.09 per share. Since the effective price per share of our common stock being offered in this offering is substantially higher than the net tangible book value per share of our common stock, you will suffer substantial dilution with respect to the net tangible book value of the common stock that you purchase in this offering. Based on our net tangible book value per share as of September 30, 2024, you will suffer immediate and substantial dilution of $3.42 per share (or $3.36 per share if the underwriters exercise the over-allotment option in full) with respect to the net tangible book value of the common stock. See the section titled “Dilution” for a more detailed discussion of the dilution you will incur if you purchase common stock in this offering.

We do not expect to declare or pay dividends in the foreseeable future.

We do not expect to declare or pay dividends in the foreseeable future, as we anticipate that we will invest future earnings in the development and growth of our business. Therefore, holders of our common stock being offered in this offering will not receive any return on their investment unless they sell their securities, and holders may be unable to sell their securities on favorable terms or at all.

If securities industry analysts do not publish research reports on us, or publish unfavorable reports on us, then the market price and market trading volume of our securities could be negatively affected.

Any trading market for our common stock may be influenced in part by any research reports that securities industry analysts publish about us. We do not currently have and may never obtain research coverage by securities industry analysts. If no securities industry analysts commence coverage of us, the market price and market trading volume of our securities could be negatively affected. In the event we are covered by analysts, and one or more of such analysts downgrade our securities, or otherwise reports on us unfavorably, or discontinues coverage of us, the market price and market trading volume of our securities could be negatively affected.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our securities to decline and would result in the dilution of your holdings.

Future issuances of our common stock or securities convertible into, or exercisable or exchangeable for, our common stock, or the expiration of lock-up agreements that restrict the issuance of new common stock or the trading of outstanding common stock, could cause the market price of our common stock to decline. We cannot predict the effect, if any, of future issuances of our securities, or the future expirations of lock-up agreements, on the price of our securities. In all events, future issuances of our securities would result in the dilution of your holdings. In addition, the perception that new issuances of our securities could occur, or the perception that locked-up parties will sell their securities when the lock-ups expire, could adversely affect the market price of our securities. In connection with this offering, we will enter into a lock-up agreement that prevents us, subject to certain exceptions, from offering additional shares of capital stock for up to six (6) months after the closing of this offering, as further described in the section titled “Underwriting.” In addition to any adverse effects that may arise upon the expiration of these lock-up agreements, the lock-up provisions in these agreements may be waived, at any time and without notice. If the restrictions under the lock-up agreements are waived, our securities may become available for resale earlier, subject to applicable law, including without notice, which could reduce the market price for our common stock.

Future issuances of debt securities, which would rank senior to our common stock upon our bankruptcy or liquidation, and future issuances of preferred stock, which could rank senior to our common stock for the purposes of dividends and liquidating distributions, may adversely affect the level of return you may be able to achieve from an investment in our securities.

In the future, we may attempt to increase our capital resources by offering debt securities. Upon bankruptcy or liquidation, holders of our debt securities, and lenders with respect to other borrowings we may make, would receive distributions of our available assets prior to any distributions being made to holders of our common stock. Moreover, if we issue preferred stock, the holders of such preferred stock could be entitled to preferences over holders of common stock in respect of the payment of dividends and the payment of liquidating distributions. Because our decision to issue debt or preferred stock in any future offering, or borrow money from lenders, will depend in part on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of any such future offerings or borrowings. Holders of our common stock must bear the risk that any future offerings we conduct or borrowings we make may adversely affect the level of return, if any, they may be able to achieve from an investment in our common stock.

We are authorized to issue “blank check” preferred stock without stockholder approval, which could adversely impact the rights of holders of our securities.

Our articles of incorporation authorize us to issue up to 50,000,000 shares of blank check preferred stock. Any preferred stock that we issue in the future may rank ahead of our securities in terms of dividend priority or liquidation premiums and may have greater voting rights than our securities. In addition, such preferred stock may contain provisions allowing those shares to be converted into shares of common stock, which could dilute the value of our common stock to current stockholders and could adversely affect the market price, if any, of our common stock. In addition, the preferred stock could be utilized, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of our company. Although we have no present intention to issue any shares of authorized preferred stock, there can be no assurance that we will not do so in the future.

If our securities become subject to the penny stock rules, it would become more difficult to trade our shares.

The Securities and Exchange Commission, or the SEC, has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. Penny stocks are generally equity securities with a price of less than $5.00, other than securities registered on certain national securities exchanges or authorized for quotation on certain automated quotation systems, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. If we do not retain a listing on NYSE American or another national securities exchange and if the price of our securities is less than $5.00, our securities could be deemed a penny stock. The penny stock rules require a broker-dealer, before a transaction in a penny stock not otherwise exempt from those rules, to deliver a standardized risk disclosure document containing specified information. In addition, the penny stock rules require that before effecting any transaction in a penny stock not otherwise exempt from those rules, a broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive (i) the purchaser’s written acknowledgment of the receipt of a risk disclosure statement; (ii) a written agreement to transactions involving penny stocks; and (iii) a signed and dated copy of a written suitability statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for our securities, and therefore shareholders may have difficulty selling their securities.

We will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, and our shareholders could receive less information than they might expect to receive from more mature public companies.

Upon the completion of this offering, we will be required to publicly report on an ongoing basis as an “emerging growth company” (as defined in the JOBS Act) under the reporting rules set forth under the Exchange Act. For so long as we remain an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other Exchange Act reporting companies that are not emerging growth companies, including but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	being permitted to comply with reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	being exempt from the requirement to hold a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the benefits of this extended transition period. Our financial statements may therefore not be comparable to those of companies that comply with such new or revised accounting standards.

We expect to take advantage of these reporting exemptions until we are no longer an emerging growth company. We would remain an emerging growth company for up to five years, although if the market value of our securities that is held by non-affiliates exceeds $700 million as of any June 30 before that time, we would cease to be an emerging growth company as of the following December 31.

Because we will be subject to ongoing public reporting requirements that are less rigorous than Exchange Act rules for companies that are not emerging growth companies, our shareholders could receive less information than they might expect to receive from more mature public companies. We cannot predict if investors will find our securities less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions would result in less active trading or more volatility in the price of our securities.

We believe we will be considered a smaller reporting company and will be exempt from certain disclosure requirements, which could make our common stock less attractive to potential investors.

Rule 12b-2 of the Exchange Act defines a “smaller reporting company” as an issuer that is not an investment company, an asset-backed issuer, or a majority-owned subsidiary of a parent that is not a smaller reporting company and that:

●	had a public float of less than $250 million as of the last business day of its most recently completed second fiscal quarter, computed by multiplying the aggregate worldwide number of shares of its voting and non-voting common equity held by non-affiliates by the price at which the common equity was last sold, or the average of the bid and asked prices of common equity, in the principal market for the common equity; or

●	in the case of an initial registration statement under the Securities Act or the Exchange Act for shares of its common equity, had a public float of less than $250 million as of a date within 30 days of the date of the filing of the registration statement, computed by multiplying the aggregate worldwide number of such shares held by non-affiliates before the registration plus, in the case of a Securities Act registration statement, the number of such shares included in the registration statement by the estimated public offering price of the shares; or

●	in the case of an issuer whose public float as calculated under paragraph (1) or (2) of this definition was zero or whose public float was less than $700 million, had annual revenues of less than $100 million during the most recently completed fiscal year for which audited financial statements are available.

If a company determines that it does not qualify for smaller reporting company status because it exceeded one or more of the above thresholds, it will remain unqualified unless when making its annual determination it meets certain alternative threshold requirements which will be lower than the above thresholds if its prior public float or prior annual revenues exceed certain thresholds.

As a smaller reporting company, we will not be required to include a Compensation Discussion and Analysis section in our proxy statements; we must provide only two years of financial statements; and we need not provide the table of selected financial data. We also will have other “scaled” disclosure requirements that are less comprehensive than issuers that are not smaller reporting companies which could make our common stock less attractive to potential investors, which could make it more difficult for our stockholders to sell their shares.

As a “smaller reporting company,” we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public stockholders.

Under NYSE American rules, a “smaller reporting company,” as defined in Rule 12b-2 under the Exchange Act, is not subject to certain corporate governance requirements otherwise applicable to companies listed on NYSE American. For example, a smaller reporting company is exempt from the requirement of having a compensation committee composed solely of directors meeting certain enhanced independence standards, as long as the compensation committee has at least two members who do meet such standards. Although we do not avail ourselves of this or other exemptions from NYSE American requirements that are or may be afforded to smaller reporting companies, we may elect to rely on any or all of them in the future. By electing to utilize any such exemptions, our company may be subject to greater risks of poor corporate governance, and poorer financial performance from problems in our corporate organization.

Provisions in Nevada law may have an anti-takeover effect.

Nevada corporate statutes contain provisions designed to protect Nevada corporations and employees from the adverse effects of hostile corporate takeovers. These statutory provisions reduce the possibility that a third party could effect a change in control without the support of our incumbent directors and may also strengthen the position of current management by restricting the ability of shareholders to change the composition of the Board, to affect its policies generally and to benefit from actions that are opposed by the Board.

Section 8.10 of our bylaws provides that the Eighth Judicial District Court of Clark County, Nevada shall, to the fullest extent permitted by law, be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Section 8.10 of our bylaws provides that the Eighth Judicial District Court of Clark County, Nevada shall, to the fullest extent permitted by law, be the sole and exclusive forum for state law claims with respect to the following types of actions or proceedings:

●	any derivative action or proceeding brought in the name or right of the Company or on its behalf;

●	any action asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders;

●	any action arising or asserting a claim arising pursuant to any provision of the Nevada Revised Statutes Chapters 78 or 92A or any provision of the Company’s articles of incorporation or bylaws; or

●	any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Company’s articles of incorporation or bylaws.

Notwithstanding the foregoing, the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Nevada Revised Statutes §78.046 allows Nevada corporations to include a provision in their articles of incorporation or bylaws that requires, to the extent not inconsistent with any applicable federal laws, internal actions be brought solely or exclusively in court(s) specified therein, and such specified courts must include at least one court in the State of Nevada. If a stockholder of the Company may nevertheless seek to bring a claim in a venue other than the Eighth Judicial District Court of Clark County, Nevada as designated in the exclusive forum provision of our bylaws, we would expect to vigorously assert the validity and enforceability of such exclusive forum provision. This may require significant additional costs associated with resolving such actions in other jurisdictions and there can be no assurance that this exclusive forum provision will be enforced by a court in those other jurisdictions.

This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the exclusive forum provision in our bylaws to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business. Any person purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to Section 8.10 of our bylaws.

General Risk Factors

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been impacted by geopolitical instability due to the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. Our business, financial condition and results of operations may be materially and adversely affected by any negative impact on the global economy and capital markets resulting from the conflict in Ukraine, the Gaza Strip or any other geopolitical tensions.

Global markets have experienced volatility and disruption following the escalation of geopolitical tensions, including the military conflict between Russia and Ukraine and armed conflicts between Israel and Hamas. Although the length and impact of the ongoing military conflict is highly unpredictable, such conflicts could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. We are continuing to monitor the situation in Ukraine, the Gaza Strip and globally and assessing its potential impact on our business. In addition, sanctions on Russia and hostilities involving Israel could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds.

Any of the above mentioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military actions, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions may also magnify the impact of other risks described in the registration statement of which this prospectus forms a part.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

●	our goals and strategies;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditures;

●	growth of and competition trends in our industry;

●	our expectations regarding demand for, and market acceptance of, our products;

●	our expectations regarding our relationships with investors and other parties with whom we collaborate;

●	our expectation regarding the use of proceeds from this offering;

●	fluctuations in general economic and business conditions in the markets in which we operate; and

●	relevant government policies and regulations relating to our industry.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Although we will become a public company after this offering and have ongoing disclosure obligations under United States federal securities laws, we do not intend to update or otherwise revise the forward-looking statements in this prospectus, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

After deducting the estimated underwriters’ discounts and commissions and offering expenses payable by us, we expect to receive net proceeds of approximately $8,275,000 from this offering (or approximately $9,655,000 if the underwriters exercise the over-allotment option in full).

We plan to use the net proceeds of this offering as follows:

●	60% of the net proceeds (approximately $4,965,000 without the over-allotment option, or approximately $5,793,000 with the over-allotment option) for our geographic expansions through both organic growth and acquisitions. This will include opening new locations, expanding existing ones, and exploring acquisition opportunities in new regions. We aim to grow our customer base and market share in strategic locations, as well as to diversify our revenue streams through serving additional types of commodities;

●	20% of the net proceeds (approximately $1,655,000 without the over-allotment option, or approximately $1,931,000 with the over-allotment option) for investments in physical and IT infrastructure. This will involve upgrading and expanding our facilities to accommodate our growing operations, as well as investing in the latest IT infrastructure to support our business needs.

●	10% of the net proceeds (approximately $827,500 without the over-allotment option, or approximately $965,500 with the over-allotment option) for expansion of our sales team and marketing efforts. This will be used to increase brand awareness and attract new customers and drivers through targeted advertising campaigns via social media and other online channels, and other marketing initiatives; and

●	10% of the net proceeds (approximately $827,500 without the over-allotment option, or approximately $965,500 with the over-allotment option) for general working capital and other corporate purposes.

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have broad discretion in the way that we use the net proceeds of this offering. Pending the final application of the net proceeds of this offering, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. See “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We have considerable discretion as to the use of the net proceeds from this offering and we may use these proceeds in ways with which you may not agree.”

DIVIDEND POLICY

We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the near future.

Our wholly-owned subsidiary, Toppoint, Inc, recorded distributions of $377,048 in aggregate for the period of January 1, 2022 to September 28, 2022 to Hok C Chan, its sole shareholder at the time.

We may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, contractual restrictions, general business conditions and other factors that our board of directors may deem relevant. See also “Risk Factors—Risks Related to This Offering and Ownership of Our Common Stock—We do not expect to declare or pay dividends in the foreseeable future.”

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2024:

●	on an actual basis; and

●	on a pro forma basis to give effect to the sale of 2,500,000 shares by us in this offering at a price to the public of $4.00 per share, resulting in net proceeds to us of $8,275,000 after deducting (a) underwriter commissions of $700,000, (b) the underwriter non-accountable expenses of $100,000, and (c) our estimated other offering expenses of $925,000 (assuming no exercise of the over-allotment option by the underwriter).

You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of September 30, 2024:
	Actual	Pro Forma
Cash and cash equivalents	$1,225,686	$9,500,686
Total long-term liabilities	992,960	992,960
Total liabilities	$2,290,688	$2,290,688
Shareholders’ equity:
Preferred stock, $0.0001 par value, 50,000,000 shares authorized and no shares issued and outstanding on an actual basis (prior to this offering)	-
Common stock, $0.0001 par value, 300,000,000 shares authorized and 15,000,000 shares issued and outstanding on an actual basis (prior to this offering)	1,500	1,750
Additional paid in capital	139,750	8,414,500
Retained Earnings	2,453,439	2,453,439
Total shareholders’ equity	2,594,689	10,869,689
Total Capitalization	$4,885,377	$13,160,377

The table above excludes the following shares:

●	2,250,000 shares of common stock that are reserved for issuance under our 2022 Equity Incentive Plan; and

●	up to 143,750 shares of common stock issuable upon exercise of the Representative’s Warrants issued in connection with this offering, if the underwriters exercise the over-allotment option in full.

DILUTION

Dilution in net tangible book value per share to new investors in our shares is the amount by which the offering price paid by the purchasers of the shares of our common stock sold in this offering exceeds the pro forma net tangible book value per share of common stock immediately after this offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

The net tangible book value of our common stock as of September 30, 2024 was approximately $1,405,076 or approximately $0.09 per share.

Pro forma net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering. Investors participating in this offering will incur immediate, substantial dilution. After giving effect to our sale of 2,500,000 shares of our common stock in this offering at an initial public offering price of $4.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of September 30, 2024 would have been approximately $10,068,075 or approximately $0.58 per share. This amount represents an immediate increase in pro forma net tangible book value of $0.49 per share to existing shareholders and an immediate dilution in pro forma net tangible book value of $3.42 per share to purchasers of our common stock in this offering, as illustrated in the following table.

Initial public offering price per share	$4.00
Net tangible book value per share at September 30, 2024	$0.09
Pro forma net tangible book value per share after this offering	$0.58
Increase in net tangible book value per share to the existing shareholders	$0.49
Dilution in net tangible book value per share to new investors in this offering	$3.42

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $0.64 per share, and the dilution in pro forma net tangible book value per share to new investors purchasing shares in this offering would be $3.36 per share.

The following table sets forth the total number of shares of common stock previously issued and sold by us to existing investors, the total consideration paid for the foregoing and the average price per share, before deducting estimated underwriter commissions and offering expenses (assuming no exercise of the over-allotment option to purchase additional shares of common stock and assuming no exercise of the Representative’s Warrants), in each case payable by us. As the table shows, new investors purchasing shares of our common stock in this offering may in certain circumstances pay an average price per share substantially higher than the average price per share paid by our existing shareholders.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing shareholders(1)	15,000,000	85.71%	$750	*	$ *
New investors	2,500,000	14.29%	$10,000,000	100%	$4.00
Total	17,500,000	100%	$10,000,750	100%	$0.57

*	Less than 1%.

(1)	On August 16, 2022, we issued 7,500,000 shares of common stock to four investors at a purchase price of $0.0001 per share. On September 29, 2022, we issued an additional 7,500,000 shares of common stock to our founder, Chairman of our board of directors, and Chief Executive Officer, Hok C Chan, in exchange for all of the issued and outstanding shares of capital stock of Toppoint Inc. held by Hok C Chan, as a result of which Toppoint Inc. became our wholly-owned subsidiary. Prior to such share exchange, Hok C Chan held 10 shares of common stock of Toppoint Inc. for which he paid a purchase price of $0.01 per share. For a complete description of these transactions, please see “Corporate History and Structure.”

The table above excludes the following shares:

●	2,250,000 shares of common stock that are reserved for issuance under our 2022 Equity Incentive Plan; and

●	up to 143,750 shares of common stock issuable upon exercise of the Representative’s Warrants issued in connection with this offering, if the underwriters exercise the over-allotment option in full.

To the extent that new options, restricted stock units or other securities are issued under our stock-based compensation plans, or new shares of preferred stock are issued, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our operating results, financial condition, liquidity and cash flows of our company as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

Overview

We are a truckload services and solutions provider focused on the recycling export supply chain. We have become a key player in the New Jersey and Pennsylvania regional trucking market for waste paper, evidenced by our significant market share where we accounted for approximately 34% of the waste paper export drayage volumes through New Jersey’s ports and approximately 30% through Philadelphia’s ports, according to data sourced from IHS Markit. In addition to waste paper, our portfolio also includes the shipment of scrap metal and wooden logs from large waste companies, recycling centers and commodity traders to the ports of Newark, NJ, and Philadelphia, PA. We continue to expand our footprints domestically and internationally and have ventured into the recycling export transport market of Tampa, Jacksonville and Miami, FL, and Baltimore, MD in 2023, and Ensenada, Mexico in 2024. We intend to explore the international market in Canada, the United Kingdom and Australia in the near future.

Our client base includes largest Fortune 500 waste companies and over 280 recycling centers and commodity traders that operate in nearly 2,300 locations. Our growing client base relies on us as their partner to provide a “white glove service” to ensure their time-sensitive, ultra-high throughput commodities are safely loaded and delivered right to container ships. In addition, capitalizing on our know-how in developing logistics solutions over the years, we are able to propose integrated transportation solutions that cover loading, transport, port drayage and unloading.

Currently, our business is broadly categorized into four verticals, by commodity type and the direction of trade as follows:

●	Waste Paper Products. Waste paper products have been our core commodity of export transportation. As a word-of-mouth shipper of choice, we have established a significant market presence in the New Jersey and Pennsylvania region’s recycled paper export transport industry. For the years ended December 31, 2023 and 2022, we completed approximately 4,400 and 3,550 orders, involving 18,022 and 20,124 loads, which amounted to approximately 504,616 and 563,472 tons of waste paper, respectively. For the nine months ended September 30, 2024 and 2023, we completed approximately 1,954 and 2,185 orders, involving 12,438 and 14,009 loads, which amounted to approximately 348,264 and 392,252 tons of waste paper, respectively. We use Number of Loads Completed, or NLC, as a key performance indicator. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Performance Indicator” on page 39. We are the only trucking company that is a member of the Board of the New Jersey Paper Recycling Association, or NJPRA. NJPRA has approximately 20 members, representing approximately 90% of the paper recycling market in New Jersey.

●	Waste Metal and Forestry. We expanded into scrap metal and wood products export markets to diversify our offerings and supply our growing fleet. Serving additional commodities allows us to keep a strong pipeline of loads for independent contractor drivers to deliver and mitigate risks against commodity price fluctuations that affect demand for export.

●	Import. We hold a minority market share in the import delivery sector for ports of Newark, NJ and Philadelphia, PA, picking up containers from ships and dropping at client locations.

●	Others. From time to time, we offer trucking services for plastic and other commodities and provide logistics brokerage solutions servicing the major ports in California, Georgia, South Carolina, Texas and Illinois, as well as commercial rail lines.

We pride ourselves on being an economically viable, socially responsible and environmentally friendly enterprise. We contribute to a sustainable society through our initiatives to reduce costs and enhance recycling logistics efficiency. Our competitive prices, capability to deliver large amounts on time and fast response ability have enabled us to solidify our partnerships with clients year over year. The number of our clients has grown from 10 in 2015 to 303 in 2023 at a CAGR of approximately 53.17%.

Our total revenues for the years ended December 31, 2023 and 2022 were $18,035,532 and $21,485,791, respectively, representing a year-over-year decrease of $3,450,259, or 16%. Our net income for the years ended December 31, 2023 and 2022 was $542,351 and $1,689,219, representing a year-over-year decrease of $1,146,868, or 68%. Our total revenues for the nine months ended September 30, 2024 and 2023 were $12,167,956 and $14,329,645, respectively, representing a year-over-year decrease of $2,161,689, or 15%. Our net income for the nine months ended September 30, 2024 and 2023 was $227,686 and $471,677, representing a year-over-year decrease of $243,991, or 52%.

Principal Factors Affecting Our Financial Performance

Our operating results are primarily affected by the following factors:

●	our ability to acquire new customers or retain existing customers;

●	our ability to offer competitive product pricing;

●	our ability to broaden product offerings;

●	industry demand and competition;

●	our ability to leverage technology and use and develop efficient processes;

●	our ability to attract and retain talented employees; and

●	market conditions and our market position.

Results of Operations

Comparison of the Nine months Ended September 30, 2024 and 2023

	Nine months Ended September 30:		Increase (Decrease)
	2024	2023	$	%
Revenues	$12,167,956	$14,329,645	(2,161,689)	(15)%

Costs and expenses
Costs of revenues	10,378,455	11,999,310	(1,620,855	(14)%
General and administrative	1,870,654	1,713,247	157,407	9%
	12,249,109	13,712,557	(1,463,448)	(11)%
Income from operations	(81,153)	617,088	(698,241)	(113)%
Other income (expense)	405,021	182,822	222,199	122%
Net income before income taxes	323,868	799,910	(476,042)	(60)%
Provision for income taxes	96,182	328,233	(232,051)	(71)%
Net income	$227,686	$471,677	(243,991	(52)%

Revenue

Revenue for the nine months ended September 30, 2024 and 2023 was $12,167,956 and $14,329,645, respectively, representing a decrease of 15%. The revenue decline in 2024 was mainly due to a continued industry-wide decrease in scrap paper export volume. Both the average load count per order and the price per load also decreased. To maintain activity across our fleet, we accepted a higher volume of smaller orders at lower prices.

Our revenues consisted of the following during the nine months ended September 30, 2024 and 2023:

Commodity	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2023
Paper	$7,996,703	$10,666,561
Import	2,817,034	2,165,216
Metal	881,626	916,455
Log	224,065	403,250
Plastic	248,528	178,163
	$12,167,956	$14,329,645

Cost and expenses

Costs of revenues Our cost of revenue includes all directly related costs to deliver our services, which includes independent contractor drivers, insurance, truck maintenance costs, equipment rental and other directly related costs. Our costs of revenue for the nine months ended September 30, 2024 and 2023 was $10,378,455 and $11,999,310, respectively, representing a decrease of 14%. Such decrease was in line with our decreased revenue.

Gross profit As a result of the foregoing, our gross profit decreased by $540,834, or 24%, to $1,789,501 for the nine months ended September 30, 2024 from $2,330,335 for the nine months ended September 30, 2023. As a percentage of revenue, gross profit decreased from 16% for the nine months ended September 30, 2023 to 15% for the nine months ended September 30, 2024. This decrease was primarily due to a reduction in rates charged to customers in response to the volatility in our business, especially from the paper commodity. In order to keep our fleet busy, a reduction in payment to the independent contractor drivers could not follow a 1:1 reduction ratio.

General and administrative Our general and administrative expenses consist primarily of automobile, office, insurance, payroll and rent expenses. Our general and administrative expenses increased by $157,407 or 9% to $1,870,654 for the nine months ended September 30, 2024 from $1,713,249 for the nine months ended September 30, 2023. This change primarily results from an increase in payroll and related expenses of $428,805, increase in professional fees of $106,908, increase in car lease expense of $17,517, offset by a decrease in rent expense of $471,423.

Income tax expense

We recorded income tax expenses of $96,182 for the nine months ended September 30, 2024, as compared to $328,233 for the nine months ended September 30, 2023, a decrease of $232,051 or 71%. The decrease in the income tax expense mainly resulted from lower taxable income.

Net income

Net income for the nine months ended September 30, 2024 and 2023 was $227,686 and $471,677, respectively. The change of net income was due to the decrease in revenue and lower profit margin during 2024.

In 2023, U.S. waste paper exports reached a 19-year low since 2004, driven by multi-year declines in shipments to key overseas markets. This downward trend continued into the first nine months of 2024. In the first nine months of 2024, the U.S. pulp and waste paper exports declined by 7%, as compared to the first nine months of 2023. The decline in U.S. waste paper exports was partly due to increased domestic mill production of recycled-content paper and board. The fluctuations in the market demand for U.S. waste paper exports have a direct impact on our revenue. As demand decreases, our shipping volumes, rates and associated revenues decline. Conversely, improvements in industry demand can lead to increased shipping activity and revenue growth. Given that domestic paper and board production has its capacity limitations and recycling practices and sorting equipment at recycling facilities are anticipated to continue improving, we believe that the U.S. waste paper exports will remain a mainstream commodity for our trucking services despite short-term volatility. For more information, please see the “Industry—Waste Paper Export” section. However, it is difficult to precisely predict when this downward trend will reverse. If the current trend persists and we are unable to find alternative sources of demand to replace the lost demand for waste paper, our revenues will be materially adversely affected.

Comparison of Years Ended December 31, 2023 and 2022

	Years Ended December 31:		Increase (Decrease)
	2023	2022	$	%
Revenues	$18,035,532	21,485,791	(3,450,259)	(16)%

Costs and expenses
Costs of revenues	15,386,379	16,459,774	(1,073,395)	(7)%
Selling	-	3,549	(3,549)	(100)%
General and administrative	1,874,837	2,571,613	(696,776)	(27)%
	17,261,216	19,034,936	(1,773,720)	(09)%
Income from operations	774,316	2,450,855	(1,676,539)	(68)%
Other income (expense)	145,966	42,493	103,473	244%
Net income before income taxes	920,282	2,493,348	(1,573,066)	(63)%
Provision for income taxes	377,931	804,129	(426,198)	(53)%
Net income	$542,351	1,689,219	(1,146,868)	(68)%

Revenue

Revenue for the years ended December 31, 2023 and 2022 was $18,035,532 and $21,485,791, respectively, representing a decrease of 16%. The revenue decline in 2023 was mainly due to an industry-wide decrease in scrap paper export volume. Despite receiving an increased number of orders, both the average load count per order and the price per load decreased. To maintain activity across our fleet, we accepted a higher volume of smaller orders at lower prices.

In 2023, U.S. waste paper exports reached a 19-year low since 2004, driven by multi-year declines in shipments into key overseas markets. India was the largest buyer of U.S. waste paper exports in 2023, while China, which used to be the largest importer, has significantly reduced purchases of U.S. recovered paper, following its ban on imports of unsorted waste paper. The global recovered paper market exhibited a similar trend, with a strong upturn in 2021, a collapse in the second half of 2022 and continued weakness throughout 2023. The decline in U.S. waste paper exports was partly due to increased domestic mill production of recycled-content paper and board. The fluctuations in the market demand for U.S. waste paper exports have a direct impact on our revenue. As demand decreases, our shipping volumes, rates and associated revenues decline. Conversely, improvements in industry demand can lead to increased shipping activity and revenue growth. Given that domestic paper and board production has its capacity limitations and recycling practices and sorting equipment at recycling facilities are anticipated to continue improving, we believe that the U.S. waste paper exports will remain a mainstream commodity for our trucking services despite short-term volatility. For more information, please see the “Industry—Waste Paper Export” section. However, it is difficult to precisely predict when this downward trend will reverse. If the current trend persists and we are unable to find alternative sources of demand to replace the lost demand for waste paper, our revenues will be materially adversely affected.

Despite the downturn in waste paper exports, our revenues from Waste Metal, Import and Others verticals experienced growth in 2023. We expanded our presence in the metal recycling export market, which resulted in a 55% increase in loads, totaling an additional 476 loads compared to 2022. Our revenues growth from Waste Metal, Import and Others verticals was due to our established relationships with a number of waste metal customers and importers by offer to transport small amount of their loads collectively. As paper export volume continued to show weakness, we strategically targeted the existing client companies with the high volume of waste metal export and import containers. Opportunity was discovered from discussions with their leadership by uncovering their prior year volume and the ability for us to provide a higher level of service. The export volume for metal waste is subject to the market rate and countries buying the commodity. Import volume varies by the amount of demand from domestic consumers and economic conditions. Prices on providing logistics services for these verticals are based on the supply of trucks servicing the vertical, their availability to transport large quantities of containers in a short time, and established relationships with the customer. Our revenues growth from Waste Metal, Import and Others verticals was mainly due to increase in the volume of amount of services being sold.

Our revenues from the “Others” vertical, where we hire “outside trucks” in markets our fleet does not service such as Illinois and Texas, also increased. Utilizing “outside trucks” allows us to scale our operations and serve our national clients in emerging markets with low risk. Our revenues from Forestry were lower in 2023 compared to 2022, which experienced an unusual surge.

Our revenues consisted of the following during the year ended December 31, 2023 and 2022:

	2023	2022
Commodity
Paper	$13,476,877	$15,011,459
Import	2,798,629	3,193,701
Metal	1,076,718	787,031
Log	447,995	2,341,591
Plastic	235,313	152,009
	$18,035,532	$21,485,791

Cost and expenses

Costs of revenues Our cost of revenue includes all directly related costs to deliver our services, which includes independent contractor drivers, insurance, truck maintenance costs, equipment rental and other directly related costs. Our costs of revenue for the years ended December 31, 2023 and 2022 was $15,386,379 and $16,459,774, respectively, representing a decrease of 7%. Such decrease was in line with our decreased revenue.

Gross profit As a result of the foregoing, our gross profit decreased by $2,376,864, or 47%, to $2,649,153 for the year ended December 31, 2023 from $5,026,017 for the year ended December 31, 2022. As a percentage of revenue, gross profit decreased from 23% for the year ended December 31, 2022 to 15% for the year ended December 31, 2023. This decrease was primarily due to a reduction in rates charged to customers in response to the volatility in our business, especially from the paper commodity. In order to keep our fleet busy, a reduction in payment to the independent contractor drivers could not follow a 1:1 reduction ratio.

Selling expenses Our selling expenses consist primarily of advertising costs. Our selling expenses decreased by $3,549 or 100% to $0 for the year ended December 31, 2023 from $3,549 for the year ended December 31, 2022. This decrease was due to no advertising spent during 2023.

General and administrative Our general and administrative expenses consist primarily of automobile, office, insurance, payroll and rent expenses. Our general and administrative expenses decreased by $696,776 or 27% to $1,874,837 for the year ended December 31, 2023 from $2,571,613 for the year ended December 31, 2022. This change primarily results from a decrease in consulting fees of $920,038 offset by an increase in rent expense of $413,173. Consulting fees decreased due to one-time charges incurred during 2022 and rent increased during 2023 due to termination charges on the Company’s leased automobiles.

Income tax expense  We recorded income tax expenses of $377,931 for the year ended December 31, 2023, as compared to $804,129 for the year ended December 31, 2022, a decrease of $426,198 or 53%. The decrease in the income tax expense mainly resulted from lower taxable income.

Net income

Net income for the years ended December 31, 2023 and 2022 was $542,351 and $1,689,219, respectively. The change of net income was due to the decrease in revenue and lower profit margin during 2023.

Other Performance Indicator

We use Number of Loads Completed, or NLC, as a key performance indicator to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. This measure may be used by other companies in our industry who may calculate it differently than we do, limiting its usefulness as a comparative measure. Therefore, NLC may have limitations as an analytical tool.

We define NLC as the total number of loads delivered during a period. As our fleet exclusively offers full truckload shipping, tracking NLC is straightforward. We recognize a completed load when our dispatch team receives the receipt paperwork from the driver at the port or other destination. We simultaneously notify the client of the delivery. We use our proprietary analytics system to record NLC. As we ship both 40-foot and 20-foot shipping containers, the total tonnage transported represents the sum of the weight of the loads included in NLC for the period presented, based on an average weight of 28 tons per load. The average weight of 28 tons per load is an estimate made by the management based on historical data.

The NLC information, including the related estimated total tonnage, included in this prospectus has been prepared by, and is the responsibility of, the Company’s management. TAAD LLP has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to such NLC information and, accordingly, TAAD LLP does not express an opinion or any other form of assurance with respect thereto. The TAAD LLP report included in this prospectus relates to the Company’s previously issued financial statements, and it does not extend to the NLC information and should not be read to do so.

The table below shows both the total NLCs and a breakdown of NLCs by business vertical during the fiscal years ended December 31, 2023 and 2022. Our revenue generation directly corresponds to NLC but is also impacted by the rates charged to customers.

	Year ended December 31, 2023		Year ended December 31, 2022
	Number of Loads Completed	Percentage in Total NLC	Number of Loads Completed	Percentage in Total NLC
Waste Paper	18,022	74.5%	20,124	73.7%
Waste Metal	1,336	5.5%	860	3.1%
Forestry	340	1.4%	2,183	8.0%
Import	4,063	16.8%	3,975	14.6%
Others	428	1.8%	167	0.6%
Total	24,189	100%	27,309	100%

For the year ended December 31, 2023, the NLC for Waste Paper declined by 2,102, or 10.4%, to 18,022, from 20,124 for the year ended December 31, 2022. The decrease was primarily attributed to an industry-wide decrease in scrap paper export volume.

For the year ended December 31, 2023, the NLC for Waste Metal increased by 476, or 55.3%, to 1,336, from 860 for the year ended December 31, 2022. The increase was due to new client acquisitions in the waste metal space.

For the year ended December 31, 2023, the NLC for Forestry decreased by 1,843, or 84.4%, to 340, from 2,183 for the year ended December 31, 2022. The decrease primarily reflected an unusual surge in 2022 and limitations on the volume of trees deforested for logging in the New York state we service.

For the year ended December 31, 2023, the NLC for Import increased by 88, or 2.2%, to 4,063, from 3,975 for the year ended December 31, 2022. The increase was due to new client acquisition of import customers.

For the year ended December 31, 2023, the NLC for Others increased by 261, or 156.3%, to 428, from 167 for the year ended December 31, 2022. The increase was due to new client acquisition for customers requiring exports in plastics and other materials.

For the year ended December 31, 2023, the total NLC decreased by 3,120, or 11.4%, to 24,189, from 27,309 for the year ended December 31, 2022. The drop in total NLC was primarily due to significant decreases in the NLCs for Waste Paper and Forestry, partially offset by increases in the NLCs for Waste Metal, Import and Others.

The table below lists the NLCs for the nine months ended September 30, 2024 and 2023:

	Nine months Ended September 30, 2024		Nine months Ended September 30, 2023
	Number of Loads Completed	Percentage in Total NLC	Number of Loads Completed	Percentage in Total NLC
Waste Paper	12,438	72.68%	14,009	74.63%
Waste Metal	949	5.55%	1,138	6.06%
Forestry	205	1.20%	298	1.59%
Import	3,179	18.58%	3,094	16.48%
Others	343	2.00%	233	1.24%
Total	17,114	100%	18,772	100%

For the nine months ended September 30, 2024, the NLC for Waste Paper decreased by 1,571, or 11%, to 12,438 from 14,009 for the nine months ended September 30, 2023. The decrease was attributed to paper export decline.

For the nine months ended September 30, 2024, the NLC for Waste Metal decreased by 189, or 17% to 949, from 1,138 for the nine months ended September 30, 2023. The decrease was due to a reduction in exports, however revenue in this vertical decreased by only $34,829, or 3.80%, to $881,627 from $916,455.

For the nine months ended September 30, 2024, the NLC for Forestry decreased by 93 or 31%, to 205, from 298 for the nine months ended September 30, 2023. The decrease was due to an expected continued decline and phase out of this vertical based on the limitations on the volume of trees deforested for logging in the New York state area we service.

For the nine months ended September 30, 2024, the NLC for Import increased by 85, or 3%, to 3,179, from 3,094 for the nine months ended September 30, 2023. However, revenue in this vertical increased by $651,817, or 30%, to $2,817,033 from $2,165,216. The increase was due to a new client adoption in this segment combined with the impact of the Baltimore bridge collapse which resulted in a surge in the transport of displaced containers due to force majeure.

For the nine months ended September 30, 2024, the NLC for Others increased by 110, or 47%, to 343, from 233 for the nine months ended September 30, 2023. Revenue in this vertical also increased by $70,365, or 40%, to $248,527 from $178,163. The increase was due to an uptick in the export of commodities like batteries and plastics.

For the nine months ended September 30, 2024, the total NLC decreased by 1,658 or 9%, to 17,114, from 18,772 for the nine months ended September 30, 2023. The decrease in total NLC was due to the market decline and decrease in purchasing of waste by countries like China, India and Southeast Asian countries as well as the economic decline in consumer spending causing a decrease in inbound ship volume.

Liquidity and Capital Resources

As of September 30, 2024 and December 31, 2023, we had cash of $1,225,686 and $1,455,976, respectively. To date, we have financed our operations primarily through revenue generated from operations.

We believe that our current levels of cash, either with or without the proceeds of this offering, will be sufficient to meet our anticipated cash needs for our operations for at least the next 12 months, including our anticipated costs associated with becoming a public reporting company. We may, however, in the future require additional cash resources due to changing business conditions, implementation of our strategy to expand our business, or other investments or acquisitions we may decide to pursue. If our own financial resources are insufficient to satisfy our capital requirements, we may seek to sell additional equity or debt securities or obtain additional loans. The sale of additional equity securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.

Summary of Cash Flow

The following table provides detailed information on our net cash flow for the nine months ended September 30, 2024 and 2023.

	Nine months Ended
	September 30, 2024	September 30, 2023
Net cash provided by (used in) operating activities	$(812,823)	$1,855,730
Net cash (used in) investing activities	164,661	(924,508)
Net cash provided by (used in) financing activities	417,872	(22,312)
Net increase (decrease) in cash	(230,290)	908,911
Cash at beginning of period	1,455,976	744,853
Cash at end of period	$1,225,686	$1,653,764

Operating activities used net cash of $812,823 during the nine months ended September 30, 2024, and provided cash $1,855,730 during the nine months ended September 30, 2023. Cash provided by operating activities decreased by approximately $2,668,553 primarily due to a decrease in net income of $243,991, decrease in amortization of ROU of $438,520, the recognition of a non-cash rent expense of $433,574 during 2023, deferred taxes of $96,182 during 2024, increase in depreciation of $7,725 and an overall decrease of $1,654,336 from the change in operating assets and liabilities, for the nine months ended September 30, 2024 in comparison of the nine months ended September 30, 2023.

Investing activities provided net cash of $164,661 during the nine months ended September 30, 2024, and used $924,508 during the nine months ended September 30, 2023. Cash provided in investing activities increased by $1,089,169 from the corresponding period of the prior year. The September 30, 2024 amount is due to $39,355 purchase of property and equipment, $3,000 purchase of intangible asset, and $207,016 in advances to stockholder. The September 30, 2023 amount is due to $85,596 from the purchases of property and equipment, $732,304 from the purchases of intangible asset and $106,607 in advances to stockholder

Financing activities provided net cash of $417,872 during the nine months ended September 30, 2024 , and used $22,311.75 during the nine months ended September 30, 2023. The September 30, 2024 amount resulted from $600,000 proceeds from loans payable, and $182,129 to deferred offering costs. The September 30, 2023 amount was due to deferred offering costs.

The following table provides detailed information about our net cash flow for the fiscal years ended December 31, 2023 and 2022:

	Year Ended
	December 31, 2023	December 31, 2022
Net cash provided by operating activities	$2,008,219	$888,839
Net cash (used in) investing activities	(1,091,226)	(65,377)
Net cash provided by (used in) financing activities	(205,870)	(518,547)
Net increase (decrease) in cash	711,123	304,915
Cash at beginning of period	744,853	439,938
Cash at end of period	$1,455,976	$744,853

Operating activities provided net cash of $2,008,219 during the year ended December 31, 2023, and $888,839 during the year ended December 31, 2022. Cash provided by operating activities increased by approximately $1,119,380 primarily due to a decrease in net income of $1,146,868, increase in amortization of ROU of $356,204, the recognition of a non-cash rent expense of $433,574, depreciation of $54,900, a decrease deferred taxes of $437,442, and an overall decrease of $1,306,674 from the change in operating assets and liabilities, for the year ended December 31, 2023 in comparison of the year ended December 31, 2022.

Investing activities used net cash of $1,091,226 during the year ended December 31, 2023, and $65,377 during the year ended December 31, 2022. Cash used in investing activities decreased by $1,025,849 from the corresponding period of the prior year. The December 31, 2023 amount is due to $85,596 from the purchases of property and equipment, $798,614 from the purchases of intangible asset and $207,016 in advances to stockholder. The December 31, 2022 amount is due to $65,377 from the purchases of property and equipment.

Financing activities used net cash of $205,870 during the year ended December 31, 2023, and $518,547 during the year ended December 31, 2022. Cash used in financing activities decreased by $312,677. The December 31, 2023 amount is due to $205,870 of deferred financing costs. The December 31, 2022 amount is due to $377,048 of distributions and $141,499 in the repayment of loan payable.

Material Cash Requirements from Known Contractual and Other Obligations

The following table summarizes our contractual obligations as of September 30, 2024 and as for the 12 months thereafter:

Contractual Obligations	As of September 30, 2024	For the twelve months ended September 30, 2025
Operating lease obligations	$489,931	$315,018

Total Contractual Obligations	$489,931	$315,018

We intend to fund our contractual obligations with working capital.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Estimates

The following discussion relates to critical accounting policies for our company. The preparation of financial statements in conformity with GAAP requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operations. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments. We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements:

Revenue Recognition

The Company’s revenue recognition policy is based on the revenue recognition criteria established under the Financial Accounting Standards Board (“FASB”) – Accounting Standards Codification 606 “Revenue From Contracts With Customers” (“ASC 606”), which has established a five-step process to govern contract revenue and satisfy each element is as follows: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as you satisfy a performance obligation. The Company records the revenue once all the above steps are completed and services are performed.

The Company’s contracts with customers only include one performance obligation, which is to provide the delivery of truckload services. Revenue is recognized in the gross amount at a point in time when the service is completed and the benefit of our services has been transferred to the customer. This has been determined to be when the goods are delivered to its final destination point. At this point in time, the Company has a present right to payment, and the performance obligation has been met. It is not until delivery is completed that the Company completed its performance obligation. The customer is not simultaneously receiving and consuming the benefit of the performance until the delivery to its final destination. The Company has determined that during transit, which is typically within twenty four hours, it would be impractical for another entity to complete its performance obligation due to various circumstances which would not lend it to be feasible. Additionally, every performance obligation of the Company is related to a unique order number between the customer and the final destination point. If that specific order cannot be completed, the Company or another provider would need to go through a process change of receiving a new order number due to homeland security and customs restrictions which results in the customer not simultaneously receiving benefits during transit time. The Company is primarily responsible for fulfilling the promise to provide the specified service to its customers. In addition, the Company has discretion in establishing the price for the specified services and bears risk of loss of goods until delivery is completed. Transport time from pick up to the delivery of truckloads is typically within the same day. Revenue is measured as the amount of consideration the Company expects to be entitled to in exchange for those services. Because revenue is recognized at the point in time services are sold to customers, there are no contract liability balances except for when an amount is billed before the service is performed, however there may be contract asset balances for any services provided that were not billed. The Company’s revenue recognition is the same for whether the Company engages independent contractors or its brokerage model for owner operators.

Income Taxes

Historically and through December 31, 2021, the Company elected, by consent of its stockholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code and applicable state statutes. The Company made a qualified Subchapter S subsidiary election with the Internal Revenue Service and accordingly the Company’s income is to be included in the Parent’s income tax return for Federal tax purposes. The Company has also elected S Corporation status for Pennsylvania State tax purposes. The Company revoked its Subchapter S election with the Internal Revenue Service and Pennsylvania as of January 1, 2022.

As of January 1 2022, the Company accounts for income taxes utilizing the asset and liability approach. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes generally represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from the differences between the financial and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the liabilities are no longer determined to be necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

The Company evaluates uncertain income tax positions taken or expected to be taken in a tax return for recognition in its consolidated financial statements. The Company was not required to recognize any amounts from uncertain tax positions for the years ended December 31, 2023 and 2022. The Company’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company’s tax returns for three years from the date of filing.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842).” The objective of this update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022 and is to be applied utilizing a modified retrospective approach. The Company has adopted this guidance as of January 1, 2022, and it did have a material impact on its consolidated financial statements as now the Company capitalizes all right-of-use assets and lease liabilities.

Recently Issued Accounting Pronouncements Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (“Topic 326”)”. The ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses at the time the financial asset is originated or acquired. ASU 2016-13 is effective for annual period beginning after December 15, 2022, including interim reporting periods within those annual reporting periods. The Company has adopted this guidance as of January 1, 2023, and it did not have a material impact on its consolidated financial statements.

Emerging Growth Company Status and Smaller Reporting Company Status

We are an emerging growth company, as defined in the JOBS Act. The JOBS Act permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards. We have elected to avail ourselves of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we can adopt the new or revised standard at the time private companies adopt the new or revised standard and may do so until such time that we either (i) irrevocably elect to opt out of such extended transition period or (ii) no longer qualify as an emerging growth company. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies. We will continue to remain an emerging growth company until the earliest of the following: (1) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (2) the last day of the fiscal year in which our total annual gross revenue is equal to or more than $1.235 billion; (3) the date on which we have issued more than $1.0 billion in nonconvertible debt during the previous three years; or (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We are also a smaller reporting company as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

Our cash and cash equivalents consist of cash held in readily available checking accounts. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition or results of operations.

We do not invest in financial instruments for trading or speculative purposes, nor do we use leveraged financial instruments. A hypothetical 10% change in interest rates would not have a material impact on the value of our cash, cash equivalents, and cash flows.

Foreign Currency Exchange Risk

All of our revenues and expenses are denominated in U.S. dollars. We do not believe that we currently are exposed to significant foreign exchange risks and have not used derivative financial instruments to hedge exposure to such risk. As we continue to develop our business, our results of operations and cash flows will likely be more affected by fluctuations in foreign currency exchange rates, which could adversely affect our results of operations.

To the extent that we need to convert U.S. dollars into other currencies for our operations, appreciation of the foreign currencies against the U.S. dollar would have an adverse effect on the amount of foreign currencies we receive from the conversion. Conversely, if we decide to convert foreign currencies into U.S. dollars for business purposes, appreciation of the U.S. dollar against the foreign currencies would have a negative effect on the U.S. dollar amounts available to us.

Effects of Inflation

Inflation could affect us by increasing our cost of labor, rent and other costs. We do not believe inflation has had a material effect on our business, financial condition or results of operations, or on our financial statements included elsewhere in this prospectus.

CORPORATE HISTORY AND STRUCTURE

We were incorporated in the State of Nevada on August 16, 2022 as a holding company. We started operations in 2014 through Toppoint Inc., a Pennsylvania corporation, providing logistics services and solutions for the recycling export supply chain in the U.S. As of the date of this prospectus, we have only one subsidiary, Toppoint Inc.

On the date of incorporation, we issued an aggregate of 7,500,000 shares of common stock to four investors at a per share purchase price of $0.0001. On the same date, these four investors entered into a voting agreement with Hok C Chan, our founder, Chairman of our board of directors and Chief Executive Officer, pursuant to which the investors unconditionally and irrevocably appointed Hok C Chan as each investor’s proxy to attend and vote at all shareholder meetings of the Company and on every action or approval by written consent of the shareholders of the Company, until the earlier of (i) the date on which the Company completes its initial public offering, or (ii) the written agreement of all the parties of the agreement to terminate it. A copy of the voting agreement is filed as an exhibit to the registration statement of which this prospectus forms a part.

On September 29, 2022, we entered into a Share Exchange Agreement with Toppoint Inc. and Hok C Chan, the sole stockholder of Toppoint Inc., our founder, Chairman of our board of directors and Chief Executive Officer, pursuant to which Hok C Chan exchanged all of his shares in Toppoint Inc for 7,500,000 shares of common stock of our company. As a result, we acquired all of the issued and outstanding shares of capital stock of Toppoint Inc, making Toppoint Inc our wholly-owned subsidiary.

On October 1, 2022, we adopted the Toppoint Holdings Inc. 2022 Equity Incentive Plan (the “Plan”). The purpose of the Plan is to grant restricted stock, stock options and other forms of incentive compensation to our officers, employees, directors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards granted under the Plan is 2,250,000 shares. As of the date of this prospectus, all shares remain available for issuance under the Plan.

The following diagram presents our corporate structure as of the date of this prospectus:

INDUSTRY

Information included in this prospectus relating to our industry, industry size, share of industry sales, industry position, industry capacities, industry demand, growth rates, penetration rates, and other industry data consists of estimates based on reports compiled by professional third-party organizations and analysts, data from external sources, our knowledge of our sales and the industry in which we operate, and our own calculations based on such information. While we have compiled, extracted, and reproduced industry data from external sources, including third-party, industry, or general publications, we have not independently verified the data. Similarly, while we believe our management estimates to be reasonable, they have not been verified by any independent sources. Forecasts and other forward-looking information with respect to industry and ranking are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus.

Among others, we refer to estimates compiled by using publicly available data from the following industry sources:

●	Boston Consulting Group, a top global consulting firm

●	Data Bridge Market Research, a market research and consulting firm

●	Fact.MR, a market research provider

●	Fastmarkets, a cross-commodity price reporting agency in the agriculture, forest products, metals and mining, and energy markets

●	Forecon, one of the oldest established professional forestry consulting firms

●	General Kinematics, a provider of quality equipment

●	GMK Center, a Ukraine based think tank and consulting company

●	IBISWorld, a global industry research company

●	Miller Wood Trade Publications, an online provider of information for the forest products industry

●	OEC, the Observatory of Economic Complexity, an online data visualization and distribution platform focused on the geography and dynamics of economic activities

●	Precedence Research, a worldwide market research and consulting organization

●	Recycling Today, a news provider in the recycled materials and environmental services industry

●	ReportLinker, a market intelligence platform

●	Research and Markets, the world’s largest market search store

●	Resource Recycling, a publisher of recycling news and analysis

●	Statista, a German online platform that specializes in data gathering and visualization

●	The Insight Partners, an industry research provider

●	The Business Research Company, a global market research firm

●	United States Department of Agriculture (USDA)

●	Waste Dive, a publication operated by Industry Dive focused on waste and recycling news

Waste Paper Export

According to a report titled “Recycled Paper Market Forecast to 2028 - COVID-19 Impact and Global Analysis By Type and Application” offered by The Insight Partners, recycling paper is known to conserve natural resources, thus, reducing greenhouse emissions and saving energy.1 The recycled paper market was valued at $32.558 billion in 2021 and is estimated to grow to $42.396 billion by 2028 at a CAGR of approximately 3.8%.2 The paper recycling market has witnessed significant growth in the last few years. An article of Waste Dive observes that primarily driven by an e-commerce boom during the pandemic, containerboard production reached a record level in 2021, and containerboard comprises the lion’s share of the recovered paper market.3 In addition, consumer brands are further fueling demand for recovered paper as they move away from plastics and increase the use of sustainable packaging materials, especially paper.4

According to the “Recovered Paper Market Report: Global Industry Trends, Insights and Forecast to 2030” published by Research and Markets’ IndexBox, the United States was the largest exporter of recovered paper in the world, with the volume of supplies finishing at 16 million tons, which was approximately 33% of total exports in 2021.5 In value terms, the United States ($3.3 billion) remains the largest recovered paper supplier worldwide, comprising approximately 34% of global exports.6 In the United States, recovered paper exports increased at an average annual rate of approximately 1.2% over the period of 2007-2021.7 The report notes that, in 2021, China (13 million tons), distantly followed by India (7.4 million tons), Germany (6.9 million tons), Indonesia (3.4 million tons), the Netherlands (3.2 million tons) and Vietnam (3.1 million tons) were the largest importers of recovered paper, together comprising approximately 64% of total volume.8 In value terms, the largest recovered paper importing markets worldwide were China ($2.3 billion), India ($1.8 billion) and Germany ($1.2 billion), with a combined 49% share of global imports.9 The report finds that the average recovered paper export price worldwide stood at $200 per tons in 2021, jumping by approximately 40% against the previous year.10

[1]	The Insight Partners (2021). Recycled Paper Market Forecast to 2028 - COVID-19 Impact and Global Analysis By Type (Pre-Consumer Waste and Post-Consumer Waste) and Application (Writing and Printing Paper, Containerboard, Newsprint Paper, Tissue, and Others). Report Code: TIPRE00008887.

[2]	Ibid.

[3]	Katie Pyzyk (2022), The Pandemic Pushed Paper Markets to Record Levels. How Long Will Those Prices Continue?, Waste Dive.

[4]	Ibid.

[5]	IndexBox (2022). Recovered Paper Market Report: Global Industry Trends, Insights and Forecast to 2030.

[6]	Ibid.

[7]	Ibid.

[8]	Ibid.

[9]	Ibid.

[10]	Ibid.

However, the global recovered paper market has been volatile during 2021-2023.1 After a strong upturn in 2021, the global market for bulk grades of recovered paper collapsed in the second half of 2022.2 Most regions found their bottoms at the end of 2022 or the beginning of 2023, and the global markets were weak on an annual basis in 2023.3

In 2023, U.S. recovered paper exports reached a 19-year low, driven by major multi-year declines in shipments into key overseas markets.4 The U.S. exported 14.3 million short tons of recovered fiber in 2023, down 17% from 17.1 million tons in 2022.5 That’s the lowest single-year amount shipped out of the country since 2004, and it’s the third consecutive year of declining export volume.6 The largest export markets for U.S. recovered paper in 2023 were India (importing 2.7 million short tons), Thailand (2.5 million), Mexico (1.9 million), Vietnam (1.6 million) and Malaysia (1.5 million).7 China remained a low importer of U.S. recovered paper in 2023, with bringing in 473,000 short tons of U.S. old corrugated containers or cardboards, or OCC.8 China had drastically reduced the amount of imported waste paper following import restrictions implemented in 2017 on unsorted waste paper.9 The year 2021 saw a 90% drop in recovered paper that China accepted from the U.S. compared to the prior year.10

General Kinematics listed the following factors that it believed led to the declines in recovered paper exports: (1) a global paper shortage from 2020 to 2023; (2) a reduced recycling rate in the U.S. with only 24% of recyclables being recycled; (3) lacking proper separation of waste paper from other materials; and (4) China’s import restrictions on recycled materials.11 According to Resource Recycling, the declines in waste paper exports are in part due to a growing domestic mill production.12 Fastmarkets also reported that the total share of recovered paper in finished paper and board production in the U.S. had reached 43.9% in 2024 compared to 43.6% in 2023, 42% in 2022, 36.6% about 20 years ago in 2005, and 25.4% in 2000, according to a survey published on May 17, 2024 by the American Forest & Paper Association (AF&PA).13 In 2023, five machines with 2.4 million tons per year of additional 100% recycled containerboard capacity turned key in the U.S.14 Notwithstanding, domestic production of recycled-content paper and board has its capacity limitations. As Fastmarkets noted, “as the ramp-ups of new recycled paper and board and recycled pulp capacity started in 2023 and the beginning of 2024 reached completion, the extra demand pull from the new lines, which helped tighten the US OCC market significantly during most of 2023, will gradually fade.”15 On the supply side, with increased awareness of proper recycling practices and improvements in sorting equipment at recycling facilities, OCC generation is expected to improve modestly16 and support demand for exportation.

Based on data from the Recycled Materials Association (ReMA), the U.S. International Trade Commission and Census Bureau, U.S. exports of recovered paper declined 19% in the first quarter of 2024 to 2.98 million metric tons, and the value of those exports declined nearly 17% to $600 million.17 Thailand was the top importer of U.S. recovered paper in the first quarter, purchasing 547,183 metric tons, but that number was down 27% from the first quarter of 2023.18 India was the second largest buyer in the first quarter, purchasing 514,472 metric tons, a decrease of almost 25% from the first quarter of 2023.19 Of the top 10 importers of U.S. recovered paper, only two countries, Malaysia and Canada, purchased more in the first quarter of 2024 than they did in the first quarter of 2023.20 Malaysian imports were up 62.3% in the first quarter of 2024 while Canadian imports were up 40.5%.21 In total, the top 10 importers reduced purchases by 17.6%, while the rest of the world saw a 45% decrease.22

In the first half of 2024, overall U.S. OCC exports fell by another 11%, though demand from Mexico and Canada increased.23 In the first nine months of 2024, the U.S. pulp and waste paper exports were approximately $6.09 billion, a decrease of $458 million, or 7%, from approximately $6.55 billion for the first nine months of 2023.24

[1]	Fastmarkets (January 25, 2024). Key Clues to Watch Out for in the Global Recovered Paper Market | 2024 Preview.
[2]	Ibid.
[3]	Ibid.
[4]	Resource Recycling (February 13, 2024). Fiber Exports Drop 17%, Plastic Shipments Hit Record Low.
[5]	Ibid.
[6]	Ibid.
[7]	Ibid.
[8]	Ibid.
[9]	Ibid.
[10]	Ibid.
[11]	General Kinematics (March 21, 2024). New Data: ISRI Reports Decline in Recycled Paper Exports In 2023.
[12]	Resource Recycling (December 4, 2023). Paper and Plastic Exports Continue to Decline.
[13]	Fastmarkets (May 28, 2024). US Mills to Use Record RCP Volumes and OCC Demand Set to Grow to 25.1 Million Tons This Year.
[14]	Ibid.
[15]	Fastmarkets (January 25, 2024). Key Clues to Watch Out for in the Global Recovered Paper Market | 2024
[16]	Ibid.
[17]	Recycling Today (May 24, 2024). Recovered Paper Exports Continue Downward Trend.
[18]	Ibid.
[19]	Ibid.
[20]	Ibid.
[21]	Ibid.
[22]	Ibid.

[23]	WasteDive (September 13, 2024). MRF and mill advances expected to fuel North American recovered fiber demand, Fastmarkets says.
[24]	U.S. Census Bureau (November 5, 2024). U.S. International Trade in Goods and Services, September 2024.

Scrap Metal Export

According to a report published by Precedence Research on “Metal Recycling Market Size, Share, Growth Outlook, Trends, Revenue, Consumption and Forecast 2020 to 2027,” metal recycling refers to the reprocessing of waste metals into valuables in order to preserve natural resource, reduce greenhouse gas emission levels, and to manage the energy consumption level.1 This recycling process over metals can be repeated several times without altering their properties.2 Presently, only approximately 30% of the used metals are recycled.3 A report on the “U.S. Scrap Metal Recycling Market Outlook (2022-2032)” released by Fact.MR (the “Fact.MR report”) notes that the challenges facing the metal recycling market include that ferrous and non-ferrous metals such as aluminum, steel, and other metals must be manually separated from other recyclable materials, such as paper and plastic.4 Also, some metals, such as aluminum, degrade after each reuse cycle, impacting product quality, which is likely to hamper the market growth to some extent in the United States.5 However, most metals never reach a point where they are no longer recyclable.6 Furthermore, manufacturing products from recycled scrap metal uses almost 95% less energy than new production.7

The Fact.MR report estimates that the U.S. scrap metal recycling market stood at $9.2 billion in 2022 and is predicted to expand at a noteworthy CAGR of approximately 5.4% over the forecast years of 2022-2032.8 The report finds that the scrap metal recycling market in the United States registered a historical growth rate of approximately 3.7% from 2017 to 2021.9

IBISWorld observes that China is the largest export market for scrap metal produced in the United States and concludes that development in China is one of the main drivers of the global metal market as both ferrous and nonferrous metals are required for building skyscrapers, bridges, roads and other infrastructure in China.10

According to Boston Consulting Group, global steel scrap demand will increase at about 3.3% CAGR over the next eight years, while supply will rise at only about 3% CAGR.11 That boost in demand will in part be the result of scrap increasingly becoming a material of choice for steel production, especially as industries attempt to reduce carbon emissions from their raw materials.12 Currently, about 17% of the world’s annual scrap supply—about 110 million metric tons—is traded globally.13 For instance, Turkey is reliant on the EU, the US, the UK, and Russia for its 25 million metric tons of primarily lower-grade scrap imports each year.14 As scrap availability tightens through the decade, it is anticipated that trade in the raw material will moderate significantly, to around 93 million metric tons by 2030, as domestic consumption rises and countries reduce exports.15 Countries that import a higher percentage of their scrap steel needs will be adversely affected if they are unable to secure sufficient scrap of the required grades or ore-based metalics alternatives.16

GMK Center notes that, in many countries, ferrous scrap is already defined as a strategic raw material rather than a waste product.17 It predicts that most countries will focus on domestic consumption rather than exports, which will increase domestic and regional scrap trade and measures to encourage scrap imports by the largest consumers; by contrast, the largest exporters will increasingly restrict scrap exports.18

According to IBIS World, the market size of the U.S. scrap metal recycling industry is measured at $42.3 billion in 2024.19 Exports of iron and steel scrap from the U.S. amounted to 18 million metric tons in 2023, a decrease of 10% compared to 2022.20 Exports of aluminum scrap from the U.S. amounted to approximately 2 million metric tons in 2023, an increase of 3.3% compared to 2022.21 The U.S. was the largest exporter of aluminum scrap worldwide, and India and Malaysia were the leading destinations for U.S. aluminum scrap exports.22 Exports of scrap copper from the U.S. amounted to 880,000 metric tons in 2023, a decline of 5.5% compared to 2022. Despite this drop, the U.S. remained the largest exporter of copper scrap worldwide in 2023, and China was the leading destination for U.S. copper scrap exports.

[1]	Precedence Research (2020). Metal Recycling Market Size, Share, Growth Outlook, Trends, Revenue, Consumption and Forecast 2020 to 2027.
[2]	Ibid.
[3]	Ibid.
[4]	Fact.MR (2022). U.S. Scrap Metal Recycling Market Outlook (2022-2032).
[5]	Ibid.
[6]	Ibid.
[7]	Ibid.
[8]	Ibid.
[9]	Ibid.
[10]	IBISWorld (2022). Scrap Metal Recycling in the US – Market Size 2003-2028.

[11]	Boston Consulting Group (March 12, 2024). Shortfalls in Scrap Will Challenge the Steel Industry.
[12]	Ibid.
[13]	Ibid.
[14]	Ibid.
[15]	Ibid.
[16]	Ibid.
[17]	GMK Center (November 20, 2023). Global Scrap Market in 2023: Current Trends
[18]	Ibid.
[19]	IBIS World (May 2024). Scrap Metal Recycling in the US - Market Size, Industry Analysis, Trends and Forecasts (2024-2029)
[20]	Statista (May 27, 2024). Iron and Steel Scrap Exports from the United States from 2010 to 2023.
[21]	Statista (May 29, 2024). Aluminum Waste and Scrap Export Volume from the U.S. 2015-2023.
[22]	Ibid.

Wood Products Export

According to the “U.S. Forest Products Annual Market Review and Prospects: 2015-2021” (Research Note FPL-GTR-289), the U.S. is the world’s leading producer and largest single consumer of wood products, and the U.S. plays an essential role in global forest products markets.1 Historically, U.S. softwood log exports have been an important component for softwood producers, with exports ranging from 3.2% to 13.1% of total U.S. softwood production (1965 to 2019).2 From 1992 to 2019, exports have averaged 5.9% of total U.S. softwood production.3 From 2018 to 2019, U.S. softwood log exports decreased 27.1%, from 2.9 million m3 (nominal) to 2.3 million m3, which was the least since 1965.4 This was primarily caused by declines in shipments to China.5 In the first half of 2020, U.S. exports decreased 15.8% (0.1 million m3) compared with the first half of 2019 (1.2 million m3).6 Exports to China were 1.1 million m3 in 2019, decreasing 40.9% compared with 2018.7

This report noted that the hardwood resource comprises 57.8% of U.S. timberland acreage, and nearly 72% of the eastern deciduous forest is owned by private landowners.8 The number of U.S. temperate hardwood species exceeds that of other world regions.9 The United States has an abundant and growing hardwood resource, well-developed transportation systems, numerous seaports, a modern hardwood sawmilling industry (at larger facilities), and very few impediments restricting hardwood log and lumber exports.10 These, and other factors, afford the United States a comparative advantage in lumber production and exportation.11

Forecon reported that in 2021, U.S. forest product exports (excluding paper) were $9.4 billion, nearly surpassing 2018’s high-water mark.12 Total forest product exports increased by approximately 27% in 2021 as compared to 2020.13 Fastmarkets forecasted that, the US will become a net exporter of softwood lumber in overseas trade and overtake Canada as North America’s leading offshore supplier within the next five years as production capacity increases.14 Fastmarkets referenced its report Projections from Fastmarkets’ North American Lumber Forecast Five-Year Outlook, noting that U.S. exports to overseas destinations are expected to increase steadily, from 1.11 billion board feet (“bbf”) in 2023 to 2.7 bbf by 2027.15

According to USDA Foreign Agricultural Service, U.S. forest products exports amounted to $9.39 billion, $10.10 billion and $9.14 million in 2021, 2022, 2023, respectively.16 The year 2022 witnessed a record high of $10.10 billion in forest products exports from the United States, the highest since 2014.17 In 2023, the top destinations for U.S. forest products exports were Canada ($2.29 billion), China ($1.49 billion), the United Kingdom ($1.25 billion), Mexico ($977.04 million) and the European Union ($938.49 million).18 Miller Wood Trade Publication noted that large markets such as China and Canada imported less lumber from the U.S. in 2023, but they expected to see positive trends in 2024.19 China’s consumption of wood products has fallen significantly due to slowing economic growth, a weakened housing sector, changing consumer preferences, and reduced demand from overseas markets.20 Fastmarkets reported that Portugal and the United Arab Emirates represented positive offshore markets for U.S. hardwood in 2023.21

In February 2024, U.S. wood products exports reached $830 million, representing an increase of 9.95% compared to February 2023.22 The increase was primarily attributed to an increase in exports to Japan ($18.4 million or 31.8%), Belgium ($11.9 million, or 726%), and China ($9.93 million or 7.66%).23 In February 2024, the leading destinations included Canada ($219 million), China ($138 million), the United Kingdom ($117 million), Mexico ($89.7 million) and Japan ($54.5 million).24

[1]	U.S. Department of Agriculture (2022). U.S. Forest Products Annual Market Review and Prospects: 2015-2021. Research Note FPL-GTR-289.

[2]	Ibid.

[3]	Ibid.

[4]	Ibid.

[5]	Ibid.

[6]	Ibid.

[7]	Ibid.

[8]	Ibid.

[9]	Ibid.

[10]	Ibid.

[11]	Ibid.

[12]	Forecon (2022). U.S. Forest Products Export Update.

[13]	Ibid.

[14]	Fastmarkets (2023). The US Is Predicted to Become a Net Exporter of Softwood Lumber by 2027.

[15]	Ibid.
[16]	U.S. Department of Agriculture Foreign Agricultural Service. U.S. Forest Products Exports in 2023.
[17]	Ibid.
[18]	Ibid.
[19]	Miller Wood Trade Publications (February 2024). Exports Tumble in 2023, But 2024 Holds Promise.
[20]	U.S. Department of Agriculture Foreign Agricultural Service (August 15, 2023). Solid Wood Products Annual 2023.
[21]	Fastmarkets (November 13, 2023). US Struggle with Foreign Trade of Hardwood Lumber in 2023.
[22]	OEC. Wood Products in the United States – Latest Trends February 2024.
[23]	Ibid.
[24]	Ibid.

BUSINESS

Overview

We are a truckload services and solutions provider focused on the recycling export supply chain. We have become a key player in the New Jersey and Pennsylvania regional trucking market for waste paper, evidenced by our significant market share where we accounted for approximately 34% of the waste paper export drayage volumes through New Jersey’s ports and approximately 30% through Philadelphia’s ports, according to data sourced from IHS Markit. In addition to waste paper, our portfolio also includes the shipment of scrap metal and wooden logs from large waste companies, recycling centers and commodity traders to the ports of Newark, NJ, and Philadelphia, PA. We continue to expand our footprints domestically and internationally and have ventured into the recycling export transport market of Tampa, Jacksonville and Miami, FL, and Baltimore, MD in 2023, and Ensenada, Mexico in 2024. We intend to explore the international market in Canada, the United Kingdom and Australia in the near future.

Our client base includes largest Fortune 500 waste companies and over 280 recycling centers and commodity traders that operate in nearly 2,300 locations. Our growing client base relies on us as their partner to provide a “white glove service” to ensure their time-sensitive, ultra-high throughput commodities are safely loaded and delivered right to container ships. In addition, capitalizing on our know-how in developing logistics solutions over the years, we are able to propose integrated transportation solutions that cover loading, transport, port drayage and unloading.

Currently, our business is broadly categorized into four verticals, by commodity type and the direction of trade as follows:

●	Waste Paper Products. Waste paper products have been our core commodity of export transportation. As a word-of-mouth shipper of choice, we have established a significant market presence in the New Jersey and Pennsylvania region’s recycled paper export transport industry. For the years ended December 31, 2023 and 2022, we completed approximately 4,400 and 3,550 orders, involving 18,022 and 20,124 loads, which amounted to approximately 504,616 and 563,472 tons of waste paper, respectively. For the nine months ended September 30, 2024 and 2023, we completed approximately 1,954 and 2,185 orders, involving 12,438 and 14,009 loads, which amounted to approximately 348,264 and 392,252 tons of waste paper, respectively. We use Number of Loads Completed, or NLC, as a key performance indicator. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Performance Indicator” on page 39. We are the only trucking company that is a member of the Board of the New Jersey Paper Recycling Association, or NJPRA. NJPRA has approximately 20 members, representing approximately 90% of the paper recycling market in New Jersey.

●	Waste Metal and Forestry. We expanded into scrap metal and wood products export markets to diversify our offerings and supply our growing fleet. Serving additional commodities allows us to keep a strong pipeline of loads for independent contractor drivers to deliver and mitigate risks against commodity price fluctuations that affect demand for export.

●	Import. We hold a minority market share in the import delivery sector for ports of Newark, NJ and Philadelphia, PA, picking up containers from ships and dropping at client locations.

●	Others. From time to time, we offer trucking services for plastic and other commodities and provide logistics brokerage solutions servicing the major ports in California, Georgia, South Carolina, Texas and Illinois, as well as commercial rail lines.

We pride ourselves on being an economically viable, socially responsible and environmentally friendly enterprise. We contribute to a sustainable society through our initiatives to reduce costs and enhance recycling logistics efficiency. Our competitive prices, capability to deliver large amounts on time and fast response ability have enabled us to solidify our partnerships with clients year over year. The number of our clients has grown from 10 in 2016 to 303 in 2023 at a CAGR of approximately 53.17%.

Our Competitive Strengths

We believe the following competitive strengths are essential to our success and differentiate us from our competitors:

●	A Large Vendor Pool with Approximately 86 Trucks. Our truck owner-operators and other independent contractor are our bloodline. The core belief in “culture drives success” has helped us grow the fleet to approximately 86 trucks. We provide a high level of care and support to our vendors. We help independent contractor drivers create a timeline to transition to owner-operators and we assist our owner-operators in expanding their own fleets of trucks with driver recruitment assistance, business management training and retention tactics adoption. With a large fleet, we are able to meet our customers’ transport needs with first-to-final-mile-delivery capabilities, avoid delays or cancellations, and help us build a strong brand image and reputation as a reliable, efficient and professional company.

●	Ability to Offer Competitive Pricing. In the relatively lower-profit recycled paper transport industry, maintaining competitive prices is an important factor in our continued market share expansion. We employ proprietary analytics systems to effectively track our operating results and financial position in real time and continuously enhance processes, with a view to helping customers reduce warehouse costs, lower shipping expenses and maintain operational flexibility. In addition, our full truckload shipping offerings meet the needs of companies requiring maximum movement of the commodities they trade with lower transport costs per unit.

●	Capability to Provide Real-Time Visibility into Shipments and Quickly Respond. We have adopted a leading telematics system to allow us and our customers to easily monitor the status and location of the freight. We typically receive and process 250 driver and truck location updates daily. In addition, our sophisticated dispatch system and experienced professionals enable us to quickly pivot when vessels are delayed and minimize empty miles.

●	A Global Team and a Fully Remote Workspace. Our dedicated growing staff are strategically located in the US and overseas, to allow for immediate response to inquiries by our customers and vendors 24/7. We provide a fully remote engaging workspace that encourages a healthy work-life balance and drives a committed, highly responsible and reliable team with minimal employee turnover.

●	Healthy Cash Flows. We have primarily funded our operations through cash generated from daily operations. Positive cash flows enable us to operate without dependency on factoring companies, improve profit margins, have the ability to invest in new opportunities and expand into new markets, provide resources to help our vendors grow, and strengthen our ability to weather market volatility.

●	Maintaining a Satisfactory DOT Safety Rating, the Highest Awarded by the DOT. A top concern for operating in dense urban areas is ensuring our cargo is delivered as promised, the patrons on the roads we share are free of harm, and independent contractor drivers go home safely nightly. We require Department of Transportation and Federal Motor Carrier Safety Administration (DOT/FMCSA)-compliant drug testing, including pre-employment and quarterly random drug and alcohol testing. New drivers undergo documented training and current drivers undergo refresher training annually. This allows us to maintain a satisfactory DOT safety rating, the highest awarded by the DOT.

●	Innovative and experienced management team with extensive operating expertise. We have an innovative management team able to seize on the opportunities in the recyclable waste transportation industry. Mr. Hok C Chan, our Chief Executive Officer and Chairman of the Board, has a deep understanding of the recycling and trucking sectors. As an innovative and entrepreneurial leader, Mr. Chan has led our company to develop a sizable client base comprising Fortune 500 waste companies and over 280 recycling centers and commodity traders within a short period of eight years and to be a leader in the recycling export supply chain of the New Jersey and Pennsylvania region. Our management team is well versed in trucking services, recycling, heavy equipment, and logistics management. Our experienced management team has also built a solid talent base for our company to drive development and innovation in the long run.

Our Services

Operational Procedure

The chart below summarizes our operational flow for a single shipment:

The client places an order via email or online order form.

Our dispatch team receives and processes the order and our team will maintain communication with the client throughout the process

Our dispatch team coordinates a truck, chassis and an empty container with vendors and ocean liners for the shipment, and a driver is assigned.

The driver picks up the empty container from the port and drives to the pick-up facility.

The driver arrives at the pick-up facility where the empty container is loaded with cardboard, logs, or metal.

After being loaded, the truck drives to a port of Newark or Philadelphia.

Upon arrival at the port, the container is removed from the chassis and loaded onto the ship for export to Asia

The driver sends back receipt paperwork from the port to the dispatch team, and the client is told the load has been delivered. This cycle is then repeated as orders come in.

What We Ship

Waste paper products account for the lion’s share of commodities we transport. Factors that contribute to waste paper being our core commodity include high generation amounts, a higher recycling rate compared to other materials and relatively stable export prices throughout the year. In the years ended December 31, 2023 and 2022, we hauled 347 and 387 loads per week on average, which amounted to approximately 9,716 and 10,836 tons of waste paper per week, based on 52 weeks in a year. We use Number of Loads Completed, or NLC, as a key performance indicator. For more information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Other Performance Indicator” on page 39.

A truck in our fleet was loading waste paper at a recycling center.

As the amount of scrap metal generated is far less than that of waste paper products, and scrap metal export volumes and prices fluctuate significantly, scrap metal transportation has not been a steady source of revenue for us. Ferrous and non-ferrous scrap metals, however, provide a good addition to our offerings and an additional supply of orders for our expanding fleet.

Additionally, we provide regional and short distance hauling services for wood product exports. The process for shipping wood and timber products is the same as that for waste paper. We dispatch a truck with an empty container to the client facility after the client places an order online or by email. Once loaded, the truck hauls the container filled with logs to the designated port. At the port, the container is loaded onto a ship, which marks the completion of a delivery. Wood supply is less steady than waste paper products and subject to substantial seasonal changes.

Imports transport comprises a more competitive market with more trucking companies focused on this market. In the import sector for Newark, NJ and Philadelphia, PA ports, we provide transport of containers filled with cargo from the port to client locations. Although this sector is crowded, we are able to have a modest presence based on our high-standard, reliable truckload services and competitive prices.

From time to time, we offer logistics brokerage solutions for loads not handled by our fleet, which include loads for plastic and specialty commodities, as well as those involving major ports in California, Georgia, South Carolina, Texas and Illinois and commercial rail lines. In these instances, we assist customers in hiring “outside trucks”—namely trucks not bearing our DOT identification number—for their transportation needs and typically pay a higher rate to such drivers.

Equipment We Use

We transport all the goods by chassis trucks. A chassis truck is a specific kind of truck that has a flatbed made for carrying containers. The containers we carry consist of standard 40-foot shipping containers and 20-foot shipping containers. 40-foot containers are the most popular options and considered offering better value as they provide twice the square footage of a 20-footer at a lower cost per square foot. All of the trucks and chassis in our vendor pool are parked at our rented premises at a discounted parking rate.

Our leased property at 697 Doremus Avenue, Newark, NJ 07105

All the trucks in our fleet are owned by our truck owner-operators, but these trucks are under our exclusive direction and supervision as leased vehicles pursuant to agreements we have entered into with the owner-operators. The owner-operators are responsible for all costs associated with owning, maintaining and repairing the vehicles and have the exclusive right to employ and control drivers for the services of transporting our shipments using such vehicles. For additional information, see “—Employees and Human Capital—Owner-Operators” below.

Brokerage Model

We operate on a scalable brokerage model in which we help drivers convert into owner-operators utilizing a variety of our resources:

●	Training. We share our industry know-hows and practices, management skills, growth strategies and driver retention tactics with our owner-operators. Our training contents target the operational challenges and issues they face as owner-operators and provide on-point guidance, which help them strengthen confidence in transitioning into owner-operators and build loyalty toward us.

●	Market Share. Our owner-operators rely on us for shipping orders. The growing pool of our owner-operators allows us to increase our capacity to handle more shipments and deliveries, leading to increased revenue and growth opportunities. On the other hand, with our enlarged market share, our owner-operators can access a broader market and increase miles.

●	Staffing. We assist our owner-operators with driver recruitment to meet the needs of ever-expanding fleets. We use our rich experience in finding, screening and attracting driver applicants to help owner-operators acquire and retain skilled and responsible drivers.

●

Compliance. We manage the entire process of DOT compliance for our owner-operators. All of the trucks serving our orders are subject to DOT compliance. The trucks of our owner-operators are marked with our DOT registration number. DOT compliance entails a lengthy set of regulations and rules and we are able to maintain a satisfactory DOT safety rating, the highest awarded by the DOT. This is instrumental in building our reputation among truck owner-operators and other independent contractor drivers as a trustworthy carrier.

This innovative model has resulted in low driver turnover which we believe is below the average of the trucking industry, an industry with alarmingly high turnover rates and chronic shortages of drivers. Based on this model, we have been able to scale up our operations in a relatively short period of time and outpace the industry average growth rate.

Our Customers

We serve a large customer base primarily comprised of global, national, regional and local recycling companies and commodity traders. Our top customers include CellMark, Republic Services, Accurate Recycling Corporation, Omni Recycling, Traffix USA, L&J Logistics and Genesis Resource Enterprise, Inc., among others. For the fiscal years ended December 31, 2023 and 2022, our ten largest customers in aggregate represented approximately 49% and 48% of the total revenues, respectively.

Currently, our clients are spread across nearly 2,300 locations in a number of states in the United States, including without limitation, Pennsylvania, New Jersey, Maryland, New York, Connecticut and Delaware. We have been constantly expanding our geographic footprint and have recently expanded into Florida, Maryland and Mexico, with plans to extend our services to Canada, Australia and the United Kingdom in the near future.   Our goal is to solidify existing market share and penetrate new markets where our global and national customers have set foot in. For example, the international markets we are trying to enter are places where our top customers have existing establishments, and the local branches of such top customers will be our initial clients in these new markets.

Our Technology

We believe that technology is critical to our success and is the cornerstone of our goal to become a leader in the first and last mile of the recycling and wood export supply chains. We understand that technology alone will not always provide a better solution if not balanced with a human and personal touch, coupled with a best-in-class customer experience, and driven by interactive service management. By leveraging our data insights, we strive to optimize the efficiency of our operations.

We have developed a proprietary dispatch system that records, analyzes and displays multifaceted aspects of each shipment. Organized by dates, this system registers the schedule date, the driver assigned, ERD (referring to the cut-off date and time for a container to be at a port ready for loading), the booking date, client location, customer identity, SSL (sea shipping line), the load number, container size, pickup terminal, drop-off terminal, region code and other information with respect to a shipment. Based on such entries, this system aggregates the statics and generates a status summary covering the orders as of a specific date, to outline, among others, (i) the total number of scheduled loads for which drivers have been assigned, (ii) the total number of loads needing drivers, (iii) the total number of unscheduled loads, (iv) the number of loads available for booking, (v) the total number of loads actually completed, (vi) the weekly goal for completed loads, and (vii) the percentage of the goal achieved. Our dedicated maintenance of this system has allowed us to ensure a high on-time delivery rate.

Built on our dispatch system, we have utilized a real-time dashboard to keep track of our daily, weekly, monthly, quarterly and year to end operating results and financial position, including among others, our sales growth, gross profit, gross profit margin and number of loads transported. As such, we keep abreast of the performance and health of our business and can make timely adjustments in our execution to achieve our strategic goals. We do not hold any patents, trademarks, licenses, franchises, or concessions regarding our proprietary dispatch system.

Sales and Marketing

Unlike common sales and marketing strategies targeting customers, our sales and marketing efforts focus on both customers and drivers. Strategic online marketing has become essential to successful marketing campaigns. As we continue to deliver a superior experience for both shippers and drivers through reliability, transparency and service, our sales and marketing strategy continuously seeks to identify and act on new opportunities to grow these relationships. We have engaged in marketing through the following channels:

●	Social Media. Social media is most useful for networking with a large audience in the trucking sphere and it provides a cost-effective means to interact and build up relationships with such an audience and increase our visibility. For example, we have used Instagram to find and draw driver applicants by operating our Instagram account (toppoint_trucking) and sharing our business updates. In addition, social media provides an effective way to remain updated on what is trending in the industry and a convenient platform for asking questions and gaining valuable insights about how customers, drivers and communities feel about our company and brand.

●

Referrals & Reviews. In today’s digital world, online reviews have become critical for successful businesses. Reviews impact drivers’ decisions whether to apply to our company and new clients’ decisions whether to purchase our services. Reviews facilitate word-of-mouth marketing and referrals. We place great importance on reviews on our website and Google reviews and plan to create central online reviews that we can engage with the reviews and use them to improve our business.

●	Emails. We have subscribed to recruitment websites that distribute automated emails advertising driver job openings as well as email notifications when candidates apply for such positions. This is an important channel through which we discover and connect with qualified drivers we seek. As we can use filters to target drivers in a specific region, it is particularly helpful in recruiting drivers as we enter new geographic markets. In the future, we may deploy email marketing to promote our company’s services to existing and potential customers.

Our Competition

We operate in the highly competitive and fragmented truckload industry, and our failure to stay competitive could impair our ability to maintain and increase our profitability and materially adversely affect our results of operations.

Currently, our primary competitors are regional trucking drayage service companies such as Evans Delivery Company, Inc., Matrix Transport LLC, and Portx Inc. that serve the ports of New Jersey, New York and Pennsylvania. Players in our sector primarily compete on price, timeliness, safety and customer experience. We believe our large vendor pool, competitive pricing, technological capabilities, high driver retention, positive cash flows and an innovative and experienced management team enable us to be positioned favorably against our competitors. Additionally, we have achieved a high on-time delivery rate and a customer acquisition CAGR of approximately 53.17% over the past eight years, demonstrating market confidence and demand for our services. Our ability to provide superior services at competitive pricing and our strategy to align our growth with our customers’ needs for success and standards allow us to have a track record in acquiring clients and market shares. Additionally, as a well-capitalized company with positive cash flows, we are able to pay our drivers early and at competitive rates. Based on the statistics regarding 40-foot equivalent unit containers moving through ports in New Jersey and Philadelphia for June to December 2022 sourced from IHS Markit, known as IHS Stats, we estimate that we made up approximately 34% of the waste paper export drayage volumes through the ports of New Jersey and approximately 30% through the ports of Philadelphia.

Our Growth Strategies

We plan to pursue the following strategies to grow our business:

●	Increasing wallet shares of current clients. Our top clients service nationwide and globally. We believe the most effective expansion strategy is to capitalize on existing clientele relationships, our track record and reputation, strategically align with their growth goals, and secure opportunities to service more of their markets.

●	Building storage and warehousing capability. We plan to invest in expanding our storage and warehousing space and upgrading the logistics management system in such space. With enhanced storage and warehousing capability, we will be able to provide additional space for the growing fleet to store equipment and vehicles and acquire new space as we expand geographic coverage of services. Also, upgraded warehouses that can sort and store freight may allow us to enter other segments of the trucking industry.

●	Continuing to improve information technology (IT) Infrastructure. We aim to continue to improve our existing IT-based platforms and systems by remaining alert to new technologies related to the transportation process and strengthen our technology capabilities in order to facilitate, optimize, streamline and ensure the quality of our operations. We intend to make investments to further develop our abilities concerning carrier payments and data analytics, with a view to serving increased market shares and evolving client requirements and cementing client relations.

●	Selectively exploring opportunities of strategic alliance, investments and acquisitions. We have a track record of fostering organic growth. In the future, we may selectively seek strategic alliance, investments and acquisition opportunities to solidify existing market position, accelerate our growth and drive value creation through alliance with strategic partners. Currently we have no agreements or letters of intent for any acquisitions, partnerships or ventures.

●	Enhancing our ability to attract, incentivize and retain a talented workforce. Our people are our core assets, and we believe our success greatly depends on our ability to attract, incentivize and retain our employees, truck owner-operators and other independent contractor drivers. We strive to continue to provide competitive compensation to our drivers, use our resources to support owner-operators’ growth, and maintain the collegial environment for our global staff. Our compensation structure is performance-based and aligned with our strategic objectives. Our culture, which from our inception, was focused on the well-being of independent contractor drivers, helps us recruit and retain drivers. As a leader in our market with underlying core values, we believe that we will continue to be a preferred carrier for both of our clients and independent contractor drivers.

Seasonality

In terms of waste paper, our transport volumes are largely steady during all seasons. There is a seasonal pattern for transporting wood products with volumes peaking in fall and lowest in winter. Historically, scrap metals are subject to dramatic price and demand fluctuations as a result of a number of factors, and seasonality is one of the factors as construction and automobile industries tend to be busier when the weather is nicer.

Regulation

Our operations are regulated and licensed by various U.S. federal and state governmental agencies. These regulations impact us directly and also indirectly when they regulate third-party providers we arrange and/or contract with to transport freight for our customers.

Regulations Affecting Motor Carriers, Owner-Operators and Transportation Brokers. We have a satisfactory score with the U.S. DOT and utilize JJ Keller as our third-party service provider to ensure we comply with the requirements of the FMCSA of the DOT. We have successfully passed DOT audits and truck inspections in the past. We and third-party motor carriers we contract with within the U.S. must comply with the safety and fitness regulations of the DOT, including, without limitation, those related to controlled substances and alcohol, hours-of-service compliance, vehicle maintenance, hazardous materials compliance, driver fitness, unsafe driving, and minimum insurance requirements, as well as the Compliance Safety Accountability, or CSA, program, which uses a Safety Measurement System, or SMS, to rank motor carriers on seven categories of safety-related data, known as Behavioral Analysis and Safety Improvement Categories, or BASICs. Other federal and state agencies, such as the U.S. Environmental Protection Agency, the U.S. Food and Drug Administration and the U.S. Department of Homeland Security, also regulate our equipment, operations, cargo and independent contractor drivers. We are also subject to various vehicle registration and licensing requirements in certain states and local jurisdictions where we operate. We may become subject to new or more restrictive regulations relating to emissions, drivers’ Hours of Service, independent contractor eligibility requirements, onboard reporting of operations, air cargo security and other matters affecting safety or operating methods.

Classification of Independent Contractors. U.S. tax and other federal and state regulatory authorities, as well as private litigants, continue to assert that independent contractor drivers in the trucking industry are employees rather than independent contractors, while applying a variety of standards in their determinations of independent contractor status. Federal legislators have introduced legislation in the past to make it easier for tax and other authorities to reclassify independent contractors as employees, including legislation to increase the recordkeeping requirements and heighten the penalties for companies that misclassify workers and are found to have violated overtime or wage requirements. Additionally, federal legislators have sought to abolish the current safe harbor, which allows taxpayers that meet certain criteria to treat individuals as independent contractors if they are following a longstanding, recognized practice. Federal legislators have also sought to expand the Fair Labor Standards Act to cover “non-employees” who perform labor or services for businesses, even if said non-employees are properly classified as independent contractors; to require taxpayers to provide written notice to workers based upon their classification as either an employee or a non-employee; and to impose penalties and fines for violations of the notice requirement or for misclassifications. Some states have launched initiatives to increase tax revenues from items such as unemployment, workers’ compensation and income taxes, and the reclassification of independent contractors as employees could help states increase these revenues. In addition to these possible legislative changes, the National Labor Relations Board (“NLRB”) and NLRB’s general counsel have signaled the desire to reverse several pro-employer precedents in order to make it more difficult for a worker to be classified as an independent contractor by changing the factors used in determining worker classification. The NLRB has also entered into a Memorandum of Understanding with the U.S. Department of Labor regarding the exchange of information and cooperation in enforcement activities regarding the misclassification of employees as independent contractors. On March 11, 2024, the rule entitled “Employee or Independent Contractor Classification Under the Fair Labor Standards Act” issued by the Department of Labor went into effect. This rule addresses how to analyze whether a worker is an employee or an independent contractor under the FLSA using the “economic reality test.” The “economic reality test” focuses on the economic realities of the worker’s relationship with the potential employer and whether the worker is either economically dependent on the potential employer for work or in business for themself. The economic reality test looks at, in the totality of circumstances, multiple factors, including (1) opportunity for profit or loss depending on managerial skill, (2) investments by the worker and the employer, (3) permanence of the work relationship, (4) nature and degree of control, (5) whether the work performed is integral to the employer’s business, and (6) skill and initiative. Additional relevant factors may also be considered in determining the worker’s status. This new rule makes it more likely that a worker will be classified as an employee. Although we believe that the drivers with whom we or owner-operators contract are properly characterized as independent contractors, the Department of Labor or other regulatory authorities may challenge our characterization of such relationships. If the independent contractor drivers that provide services to us are determined to be our employees, we could incur additional exposure under some or all of the following: federal and state employer taxes, workers’ compensation, unemployment benefits, and labor, employment and tort laws, including for prior periods, as well as potential liability for employee benefits and tax withholdings.

Environmental Regulations. Our operations and independent contractors are subject to various environmental laws and regulations in the jurisdictions where we operate. In the U.S., these laws and regulations deal with vehicle emissions, engine-idling, fuel tanks and related fuel spillage and seepage, discharge and retention of stormwater, and other environmental matters that involve inherent environmental risks. We may be responsible for cleaning up any spill or other incident involving hazardous materials caused by our business. In the past, we were responsible for cleaning up diesel fuel spills caused by traffic accidents or other events, and none of these incidents materially affected our business or operations. We believe that our operations are in substantial compliance with current laws and regulations, and we do not know of any existing environmental condition that reasonably would be expected to affect our business or operating results adversely.

Other Regulations. We are subject to a variety of other U.S. federal, state, and local laws and regulations, including, but not limited to, the Foreign Corrupt Practices Act and other anti-bribery and anti-corruption statutes, and export sanction laws. We are also subject to state and U.S. federal laws and regulations addressing some types of cargo transported or stored by us.

Employees and Human Capital

As of September 30, 2024, we had 2 full-time and 1 part-time employees in the U.S., 9 overseas contractual staffers and approximately 125 independent contractor drivers. Our independent contractor drivers decreased to 100 following the port strike in early October. We are contacting each of these drivers and encouraging them to rejoin us after their holiday vacations.   Our operations are overseen directly by management. Our management functions cover corporate administration, training, business development, technology and marketing. We intend to expand our current operations team to hire about 9 additional skilled employees with experience relevant to our business in the next 12 months. We also anticipate that the number of independent contractor drivers will increase to 150 in the next 12 months. We believe our management’s relationship with our personnel, owner-operators and other drivers is good. We do not have any collective bargaining agreement, and our employees are not unionized.

Department/Function	Personnel
Management	2
Operations	10

TOTALS	12

Owner-Operators

All the trucks operated by owner-operators for transporting our shipments carry our DOT carrier identification number.

We, as a carrier, enter into an agreement with each of our independently contracted truck owner-operators. Below is a summary of the material terms of this arrangement.

Owner-Operator’s Responsibilities: The owner-operator is an independent contractor with suitable motor vehicle(s) for hire and is responsible for all costs associated with owning, maintaining and repairing the vehicle(s) covered by the agreement. The owner-operator is also responsible for paying various taxes and charges related to services provided under the agreement, as well as for traffic violations, over-size or over-weight violations and travel costs such as tolls in performing transportation services under the agreement. The owner-operator is obligated to provide necessary documentation and communication regarding the shipments, such as bills of lading, container numbers, arrival and departure times and fuel receipts. The owner-operator agrees to indemnify and hold us harmless for any claims or damages arising out of his or her failure to comply with provisions of the agreement; non-compliance with laws and regulations; use, maintenance or operation of the covered vehicle(s); and misuse or mishandling of the shipments being transported.

Our Responsibilities: We agree to maintain liability and cargo insurance coverage and assume responsibility for the DOT compliance of their vehicle(s). During the term of the agreement, the subject vehicle(s) shall be solely and exclusively under our direction and supervision. However, the owner-operator has the exclusive right to employ and control drivers in performing services under the agreement.

Compensation: We shall pay the owner-operator within 7 days after submission of all necessary delivery documents.

Properties

Our principal executive office is located at 1250 Kenas Road, North Wales, PA 19454, United States. We are renting premises of approximately 2 acres at 697 Doremus Avenue, Newark, NJ 07105, for a term from June 1, 2024 and March 31, 2025, for a monthly rent of $54,000. We are also renting ten additional spaces (four spaces at 697 Doremus Avenue, Newark, NJ 07105, and six spaces at 329 New Brunswick Avenue, Rahway, NJ 07065) from the same landlord on a month-to-month basis for aggregate monthly rental costs of $7,875. This lease may be terminated on 90 days’ written notice. We also use such rented premises to provide discounted parking space for our owner-operators.

As we expanded into Florida, we have rented Unit No. 2301 in the building located at 1900 N. Bayshore Drive, Miami Beach, FL, 33141, with an area of 1,378 square feet, for use as office space. The lease term is from October 2022 to October 2025. Pursuant to the lease agreement, we have paid an advance rent of $300,000, covering the entire three-year lease term. In the event of early termination, we agreed to pay $16,000 as liquidated damages or an early termination fee if we elect to terminate the rental agreement and the landlord waives the right to seek additional rent beyond the month in which the landlord retakes possession.

In addition, we have rented parking spaces at three locations in Florida, with monthly rents varying between $250 and $800.

We believe that our current facility is adequate and suitable for our current needs and that, should it be needed, suitable additional or alternative space will be available to accommodate any such expansion of our operations.

Insurance

We maintain insurance with licensed insurance carriers, and independent contractor drivers are covered by our insurance. Currently, we hold commercial general liability and auto liability coverages, with an aggregate limit of $2,000,000 for the former and a combined single limit per accident of $1,000,000 for the later, effective for the period of June 21, 2024 to June 21, 2025. We also carry workers compensation and employer’s liability coverage, currently effective for the period of January 24, 2024 to January 24, 2025.

However, we self-insure or maintain a high deductible for a portion of our claims exposure resulting from workers’ compensation, auto liability, general liability, cargo and property damage claims. Although we believe our aggregate insurance limits should be sufficient to cover reasonably expected claims, it is possible that the amount of one or more claims could exceed our aggregate coverage limits. If any claim were to exceed our coverage, we would bear the excess, in addition to our other self-insured amounts.

Litigation

We may from time to time become involved in legal proceedings or be subject to claims arising in the ordinary course of our business. We are not presently a party to any legal proceedings that in the opinion of our management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, results of operations and financial condition. There is no action, suit, proceeding, inquiry or investigation before or by any court, government agency, self-regulatory organization or body pending or, to the knowledge of our executive officers, threatened against or affecting our officers or directors in their capacities as such.

MANAGEMENT

Directors and Executive Officers

Set forth below is information regarding our directors and executive officers as of the date of this prospectus.

Name	Age	Position
Hok C Chan	40	Chief Executive Officer, Chairman of the Board of Directors, President
John Feliciano III	38	Chief Financial Officer, Director, Secretary
Dingding He(1)(2)(3)	47	Independent Director
Pablo A Santana(1)(2)(3)	37	Independent Director
Tan Ying Lo(1)(2)(3)	29	Independent Director

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Hok C Chan has served as our Chief Executive Officer and Chairman since August 16, 2022. He founded and has been the chief executive officer and sole director of our operating subsidiary, Toppoint Inc, since its inception in 2014. He entered the recycling industry in 2008 and started Toppoint International Recycling Co., a recycling plant in 2010. He led the plant to a successful exit by selling it to a private equity firm in 2014 for approximately $4 million. Mr. Chan earned a certificate in accounting from the Chisholm Institute in Australia. We believe that Mr. Chan is qualified to serve on our board of directors due to his deep knowledge and vision of Toppoint, understanding and impactful relationships in the recycling industry and his long executive and board experience with us since his founding of our company.

John Feliciano III has served as our principal financial officer and director since August 16, 2022 and was appointed as our Chief Financial Officer on July 1, 2024. He joined Toppoint Inc as the Chief of Strategy in 2020. Prior to that, he worked in the heavy equipment rental space from June 2017 to June 2020. During his tenure at Durante Rentals, he oversaw sales to drive EBITDA growth for a successful acquisition of the business by Clairvest, a private equity firm, in 2019. Mr. Feliciano also served as a consultant to Point-of-Rental Software, a software company based in Fort Worth, TX, providing operational and strategic consulting services from July 2020 to December 2023. Mr. Feliciano holds a Bachelor of Business Administration and Marketing from Florida International University. We believe that Mr. Feliciano is qualified to serve on our board of directors due to his track record in managing a company’s overall development and core competitiveness and his industry expertise.

He Dingding He has more than 19 years of extensive experiences in capital markets, corporate finance, investment and finance, and corporate management through working in investment banks, advisory firms and listed companies in Singapore and Hong Kong since 2005. Mr. He has been an executive director and the chief executive officer of Link Holdings Limited, a company listed on the GEM Board of the Stock Exchange of Hong Kong with stock code 8237 since May 2023. Before joining Link Holdings Limited, Mr. He worked with Ta Yang Group Holdings Limited (a company listed on the Stock Exchange of Hong Kong with stock code 1991) from October 2018 to November 2022 and his last position was chief executive officer cum chief financial officer. Mr. He was an independent non-executive director and a member of the audit committee and remuneration committee as well as chairman of nomination committee of China Kangda Food Company Limited, a company listed on both the Main Board of both the Stock Exchange of Hong Kong and Singapore Exchange Securities Trading Limited (stock codes: 834 and P74, respectively), between August 2012 and June 2015. Mr. He was a non-executive director and a member of the audit committee of Perfect Group International Holdings Limited, a company listed on the Main Board of the Stock Exchange of Hong Kong (stock code: 3326), between March 2017 and February 2018 and was subsequently appointed as its deputy chief executive officer between March 2018 and August 2018. From May to September 2021, he had also been an independent non-executive director and a chairman of the audit committee as well as member of the remuneration, quality and nomination committee of Crown International Corporation Limited, a company listed on the Main Board of the Stock Exchange of Hong Kong (stock code: 727). Mr. He currently serves as an independent nonexecutive director of (i) Sino Harbour Holdings Group Limited, listed on the Main Board of the Stock Exchange of Hong Kong (stock code: 1663) since August 2018, (ii) China New Consumption Group Limited, listed on GEM of the Stock Exchange of Hong Kong (stock code: 8275) since May 2021; and (iii) Mobile Internet (China) Holdings Limited, listed on the Main Board of the Stock Exchange of Hong Kong (stock code: 1439) since March 2023. Mr. He graduated from Nanyang Technological University, Singapore with a bachelor’s degree in civil engineering in 1999. Mr. He was awarded the CFA Charter by the CFA Institute in September 2006. We believe that Mr. He is qualified to serve on our board of directors due to his extensive experience as a director and/or executive in public companies and his financial expertise.

Pablo A Santana has been serving as the Sales Account Manager for Custom Truck One Source Inc (NYSE: CTOS) since January 2021. Prior to his current role, he was the Sales Account Manager at C&C Lift Truck Inc. where he oversaw sales development of material handling equipment that is essential for the operations of warehouses and supply chain management from July 2015 to December 2020. Mr. Santana earned his bachelor’s degree in accounting and finance from CUNY College of Staten Island in New York City in 2014. His vast understanding of the trucking and material handling industries as well as public company processes qualify Mr. Santana to serve on our board of directors.

Tan Ying Lo has been serving as the assistant project manager for Missions Points Network Limited, a company that offers loyalty rewards programs, since October 2021. At Missions Points Network Limited, Ms. Lo’s main responsibility includes implementing customer relationship management campaigns, conducting post campaign analysis, and managing daily operations and various projects. From June to October 2021, Ms. Lo was the assistant project manager for OPPA System Limited, a technology solutions company that organized over 2000 virtual events during the COVID-19 pandemic period. In this role, Ms. Lo planned and coordinated corporate online events, supervised the execution of international and regional events, and explored business opportunities with potential partners. From January 2020 to May 2021, Ms. Lo was the senior partnership executive for HKT The Club, Hong Kong, one of the biggest telecom companies in Hong Kong, where she prepared proposals for pitching potential new partners, coordinated media campaigns, and developed business strategies to support loyalty program growth. From July 2018 to December 2019, Ms. Lo was a graduation trainee for HKT The Club, Hong Kong. Ms. Lo obtained her Bachelor of Arts in Cultural Management from The Chinese University of Hong Kong (“CUHK”) in 2018. We believe that Ms. Lo is qualified to serve on our board of directors due to her business professional training and educational background as well as her extensive experience in developing business-to-business marketing strategies.

Our directors currently have terms which will end at our next annual meeting of the stockholders or until their successors are elected and qualified, subject to their prior death, resignation or removal. Officers serve at the discretion of the board of directors. There is no arrangement or understanding between any director or executive officer and any other person pursuant to which he was or is to be selected as a director, nominee or officer.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, except as described below, none of our directors or executive officers has, during the past ten years:

●	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

●	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

●	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

●	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

●	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

●	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Corporate Governance

Governance Structure

Currently, our Chief Executive Officer is also our Chairman. We believe that, at this time, having a combined Chief Executive Officer and Chairman is the appropriate leadership structure for the Company. In making this determination, we have considered, among other matters, Mr. Chan’s experience and tenure of managing our operating subsidiary, Toppoint Inc, since 2014, and believed that Mr. Chan is highly qualified to act as both Chairman and Chief Executive Officer due to his experience, knowledge, and personality. Among the benefits of a combined Chief Executive Officer/Chairman is that such structure promotes clearer leadership and direction for our company and allows for a single, focused chain of command to execute our strategic initiatives and business plans.

The Board’s Role in Risk Oversight

The board of directors oversees that the assets of our company are properly safeguarded, that the appropriate financial and other controls are maintained, and that our business is conducted wisely and in compliance with applicable laws and regulations and proper governance. Included in these responsibilities is the board’s oversight of the various risks facing our company. In this regard, our board seeks to understand and oversee critical business risks. Our board does not view risk in isolation. Risks are considered in virtually every business decision and as part of our business strategy. Our board recognizes that it is neither possible nor prudent to eliminate all risks. Indeed, purposeful and appropriate risk-taking is essential for our company to be competitive on a global basis and to achieve its objectives.

While the board oversees risk management, company management is charged with managing risk. Management communicates routinely with the board and individual directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

Our board administers its risk oversight function as a whole by making risk oversight a matter of collective consideration. Much of this work has been delegated to committees, which will meet regularly and report back to the full board. The audit committee oversees risks related to our financial statements, the financial reporting process, accounting and legal matters, the compensation committee evaluates the risks and rewards associated with our compensation philosophy and programs, and the nominating and corporate governance committee evaluates risks associated with management decisions and strategic direction.

Independent Directors

NYSE American’s listing rules generally require that a majority of an issuer’s board of directors consist of independent directors. Our board of directors consists of five directors, including three independent directors.

Committees of the Board of Directors

Our board has established an audit committee, a compensation committee, and a nominating and corporate governance committee, and each has its own charter approved by the board. The committee charters have been filed as exhibits to the registration statement of which this prospectus is a part. Upon completion of this offering, we intend to make each committee’s charter available on our website at https://toppointtrucking.com/.

In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.

Audit Committee

Dingding He, Pablo A Santana and Tan Ying Lo, each of whom satisfies the “independence” requirements of Rule 10A-3 under the Exchange Act and NYSE American’s rules, serve on our audit committee, with Dingding He serving as the chairperson. Our board has determined that Dingding He qualifies as the “audit committee financial expert” as defined by Item 407(d)(5) of Regulation S-K. The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

The audit committee is responsible for, among other things: (i) retaining and overseeing our independent accountants; (ii) assisting the board in its oversight of the integrity of our financial statements, the qualifications, independence and performance of our independent auditors and our compliance with legal and regulatory requirements; (iii) reviewing and approving the plan and scope of the internal and external audit; (iv) pre-approving any audit and non-audit services provided by our independent auditors; (v) approving the fees to be paid to our independent auditors; (vi) reviewing with our principal executive officer and principal financial officer and independent auditors the adequacy and effectiveness of our internal controls; (vii) reviewing hedging transactions; and (viii) reviewing and assessing annually the audit committee’s performance and the adequacy of its charter.

Compensation Committee

Dingding He, Pablo A Santana and Tan Ying Lo, each of whom satisfies the “independence” requirements of Rule 10C-1 under the Exchange Act and NYSE American’s rules, serve on our compensation committee, with Pablo A Santana serving as the chairperson. The members of the compensation committee are also “outside directors” as defined in Section 162(m) of the Internal Revenue Code of 1986, as amended, or the Code, and “non-employee directors” within the meaning of Section 16 of the Exchange Act. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The compensation committee is responsible for, among other things: (i) reviewing and approving the remuneration of our executive officers; (ii) making recommendations to the board regarding the compensation of our independent directors; (iii) making recommendations to the board regarding equity-based and incentive compensation plans, policies and programs; and (iv) reviewing and assessing annually the compensation committee’s performance and the adequacy of its charter.

Nominating and Corporate Governance Committee

Dingding He, Pablo A Santana and Tan Ying Lo, each of whom satisfies the “independence” requirements of NYSE American’s rules, serve on our nominating and corporate governance committee, with Tan Ying Lo serving as the chairperson. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee is responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by shareholders and recommending to the board director nominees for each annual meeting of shareholders and for election to fill any vacancies on the board; (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies; (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance; and (iv) overseeing compliance with the our code of ethics.

The nominating and corporate governance committee’s methods for identifying candidates for election to our board of directors (other than those proposed by our shareholders, as discussed below) include the solicitation of ideas for possible candidates from a number of sources - members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate’s judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate’s experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate’s ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual’s experience, perspective, skills and knowledge of the industry in which we operate.

A shareholder may nominate one or more persons for election as a director at an annual meeting of shareholders if the shareholder complies with the notice and information provisions contained in our bylaws. Such notice must be in writing to our Company not later than the close of business on the ninetieth (90th) day nor earlier than the close of business on the one-hundred-twentieth (120th) day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than thirty (30) days prior to or delayed by more than thirty (30) days after the anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made or as otherwise required by the Exchange Act. In addition, shareholders furnishing such notice must be a holder of record on both (i) the date of delivering such notice and (ii) the record date for the determination of shareholders entitled to vote at such meeting.

Board Diversity

Upon the closing of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members) for election or appointment, the nominating and corporate governance committee and the board of directors will take into account many factors, including the following:

●	personal and professional integrity, ethics and values;

●	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

●	experience as a board member or executive officer of another publicly-held company;

●	strong finance experience;

●	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

●	diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience;

●	experience relevant to our business industry and with relevant social policy concerns; and

●	relevant expertise or other proficiency in an area of our business operations.

Currently, our board of directors evaluates, and following the closing of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Ethics and Business Conduct

We have adopted a code of ethics and business conduct (“code of ethics”) that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. Such code of ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and reporting of violations of the code.

A copy of the code of ethics is filed as an exhibit to the registration statement of which this prospectus is a part. We are required to disclose any amendment to, or waiver from, a provision of our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. We intend to use our website as a method of disseminating this disclosure as well as by SEC filings, as permitted or required by applicable SEC rules. Any such disclosure will be posted to our website within four (4) business days following the date of any such amendment to, or waiver from, a provision of our code of ethics.

Clawback Policy

We have also adopted a Clawback Policy to provide for the recovery of erroneously awarded incentive-based compensation from executive officers in accordance with Section 811 of the NYSE American Company Guide and Rule 10D-1 of the Exchange Act, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

The following is a summary of the material terms of the Clawback Policy. This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Clawback Policy.

Overview. The Clawback Policy applies to incentive-based compensation received by executive officers, and provides for the recovery of erroneously awarded compensation following an accounting restatement.

Recovery of Erroneously Awarded Compensation. In the event of an accounting restatement, the Compensation Committee will determine the amount of erroneously awarded compensation based on restated financial information. The Committee will issue a demand to each affected executive officer for repayment or return of such compensation. For stock price or total shareholder return-based compensation that cannot be directly recalculated, the Compensation Committee will use a reasonable estimate to determine the amount to be recovered.

Discretion and Enforcement. The Compensation Committee has the discretion to determine the method of recovery, considering relevant circumstances. The Company will pursue all reasonable actions to recover such compensation, including legal measures, and the executive officer may be required to cover associated expenses.

Exceptions to Recovery. The Clawback Policy provides that recovery is not required if the Compensation Committee determines that recovery would be impracticable, and (i) the costs of recovery exceed the amount to be recovered or (ii) if recovery would result in the failure of a tax-qualified retirement plan to meet legal requirements. Documentation must be provided to the NYSE American if an exception is invoked.

Prohibition on Indemnification. The Company is prohibited from indemnifying or insuring any executive officer for amounts clawed back under the Clawback Policy or for claims related to its enforcement. The Clawback Policy supersedes any conflicting agreements whether entered into before, on, or after its effective date.

Administration and Interpretation. The Compensation Committee administers and interprets the Clawback Policy. Its determinations are final and binding.

Scope and Applicability. The Clawback Policy applies to all current and former executive officers who received incentive-based compensation during the three completed fiscal years or other applicable period preceding an accounting restatement. It also binds executive officers’ heirs and legal representatives as required by applicable law.

EXECUTIVE COMPENSATION

Summary Compensation Table - Years Ended December 31, 2023 and 2024

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Hok C Chan, Chief Executive Officer,	2023	200,000	-	-	-	-	200,000
Chairman and President	2024	309,615	-	-	-	-	309,615
John Feliciano III, Chief Financial Officer,	2023	-	-	-	-	-	-	*
Director and Secretary	2024	-	-	-	-	153,728	153,728	*

*

The Company paid consulting fees of $1,537,277 and $3,122,040 to 4 John Trucking for the years ended December 31, 2024 and 2023, respectively. John Feliciano III is the president of 4 John Trucking. For the year ended December 31, 2023, all the consulting fees were allocated directly to settle accounts payable of the Company, and 4 John Trucking did not earn a commission, premium or margin from these transactions during this period. As a result, for the year ended December 31, 2023, these payments did not constitute or generate any personal compensation for Mr. Feliciano III from the Company. For the year ended December 31, 2024, 4 John Trucking earned a commission of 10% on these consulting fees, amounting to $153,728. This commission constituted Mr. Feliciano III’s compensation during this period. See also “Certain Relationships and Related Party Transactions—Material Transactions with Related Parties” beginning on page 70.

Employment Agreements

Under our employment agreement with our Chief Executive Officer, Hok C Chan, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay Mr. Chan an annual salary of $350,000. Additionally, Mr. Chan will be eligible to receive an annual cash bonus to the extent the Company achieves or exceeds its annual net profit objectives set forth in Exhibit A to the agreement. The percentage of base salary Mr. Chan is entitled to receive as a bonus is also detailed in Exhibit A, corresponding to the percentage of the Company’s net profit that must be achieved to earn such bonus level. Mr. Chan will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate Mr. Chan’s employment by giving at least 60 days written notice. If we terminate Mr. Chan without cause or he resigns for good reason as provided under the agreement, we must pay effect immediate vesting of any outstanding unvested equity granted to Mr. Chan during his employment and immediate lifting of all lockups and restrictions on sales of such equity, or exercise of stock options. All other compensation shall cease as of the date of termination and the Company shall pay all previously earned, accrued and unpaid compensation. Mr. Chan is also subject to standard confidentiality and non-competition provisions.

Under our employment agreement with our Chief Financial Officer, John Feliciano III, we agreed that, for a three-year term, unless terminated earlier in accordance with its terms, we will pay John Feliciano III an annual salary of $75,000 and a stock option to purchase 750,000 shares of common stock to be granted within three months following the completion of this offering. John Feliciano III will be eligible to receive an annual cash bonus as determined by the board of directors. John Feliciano III will be provided with standard executive benefits. The Company will also provide standard indemnification and directors’ and officers’ insurance. The Company may terminate John Feliciano III’s employment by giving at least 60 days written notice. If we terminate John Feliciano III without cause or he resigns for good reason as provided under the agreement, we must effect immediate vesting of any outstanding unvested equity granted to John Feliciano III during his employment and immediate lifting of all lockups and restrictions on sales of such equity, or exercise of stock options. John Feliciano III is also subject to standard confidentiality and non-competition provisions.

Outstanding Equity Awards at Fiscal Year-End

No executive officer named above had any unexercised options, stock that has not vested or equity incentive plan awards outstanding as of December 31, 2024.

Director Compensation

No member of our board of directors received any compensation for his or her services as a director during the fiscal year ended December 31, 2024, nor do they currently receive any compensation for such services.

2022 Equity Incentive Plan

On October 1, 2022, we established the Toppoint Holdings Inc. 2022 Equity Incentive Plan. The purpose of the Plan is to grant restricted stock, stock options and other forms of incentive compensation to our officers, employees, directors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards granted under the Plan is 2,250,000 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the Plan. As of the date of this prospectus, all shares remain available for issuance under the Plan.

The following summary briefly describes the principal features of the Plan and is qualified in its entirety by reference to the full text of the Plan.

Awards that may be granted include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, and (f) Performance Compensation Awards. These awards offer our officers, employees, consultants and directors the possibility of future value, depending on the long-term price appreciation of our Common Stock and the award holder’s continuing service with our company.

Stock options give the option holder the right to acquire from us a designated number of shares of Common Stock at a purchase price that is fixed upon the grant of the option. The exercise price will not be less than the market price of the Common Stock on the date of grant. Stock options granted may be either tax-qualified stock options (so-called “incentive stock options”) or non-qualified stock options.

Stock appreciation rights, or SARs, which may be granted alone or in tandem with options, have an economic value similar to that of options. When a SAR for a particular number of shares is exercised, the holder receives a payment equal to the difference between the market price of the shares on the date of exercise and the exercise price of the shares under the SAR. The exercise price for SARs normally is the market price of the shares on the date the SAR is granted. Under the Plan, holders of SARs may receive this payment — the appreciation value — either in cash or shares of Common Stock valued at the fair market value on the date of exercise. The form of payment will be determined by us.

Restricted shares are shares of Common Stock awarded to participants at no cost. Restricted shares can take the form of awards of restricted stock, which represent issued and outstanding shares of our Common Stock subject to vesting criteria, or restricted stock units, which represent the right to receive shares of our Common Stock subject to satisfaction of the vesting criteria. Restricted shares are forfeitable and non-transferable until the shares vest. The vesting date or dates and other conditions for vesting are established when the shares are awarded.

The Plan also provides for performance compensation awards, representing the right to receive a payment, which may be in the form of cash, shares of Common Stock, or a combination, based on the attainment of pre-established goals.

All of the permissible types of awards under the Plan are described in more detail as follows:

Purposes of Plan: The purposes of the Plan are to attract and retain officers, employees and directors for our company and its subsidiaries; motivate them by means of appropriate incentives to achieve long-range goals; provide incentive compensation opportunities; and further align their interests with those of our stockholders through compensation that is based on our Common Stock.

Administration of the Plan: The Plan is currently administered by our board of directors and will be administered by our compensation committee once it is established (which we refer to as the administrator). Among other things, the administrator has the authority to select persons who will receive awards, determine the types of awards and the number of shares to be covered by awards, and to establish the terms, conditions, performance criteria, restrictions and other provisions of awards. The administrator has authority to establish, amend and rescind rules and regulations relating to the Plan.

Eligible Recipients: Persons eligible to receive awards under the Plan will be those officers, employees, consultants, and directors of our company and its subsidiaries who are selected by the administrator.

Shares Available Under the Plan: The maximum number of shares of our Common Stock that may be delivered to participants under the Plan is 2,250,000 shares, subject to adjustment for certain corporate changes affecting the shares, such as stock splits. Shares subject to an award under the Plan for which the award is canceled, forfeited or expires again become available for grants under the Plan. Shares subject to an award that is settled in cash will not again be made available for grants under the Plan.

Stock Options:

General. Subject to the provisions of the Plan, the administrator has the authority to determine all grants of stock options. That determination will include: (i) the number of shares subject to any option; (ii) the exercise price per share; (iii) the expiration date of the option; (iv) the manner, time and date of permitted exercise; (v) other restrictions, if any, on the option or the shares underlying the option; and (vi) any other terms and conditions as the administrator may determine.

Option Price. The exercise price for stock options will be determined at the time of grant. Normally, the exercise price will not be less than the fair market value on the date of grant. As a matter of tax law, the exercise price for any incentive stock option awarded may not be less than the fair market value of the shares on the date of grant. However, incentive stock option grants to any person owning more than 10% of our voting stock must have an exercise price of not less than 110% of the fair market value on the grant date.

Exercise of Options. An option may be exercised only in accordance with the terms and conditions for the option agreement as established by the administrator at the time of the grant. The option must be exercised by notice to us, accompanied by payment of the exercise price. Payments may be made in cash or, at the option of the administrator, by actual or constructive delivery of shares of Common Stock to the holder of the option based upon the fair market value of the shares on the date of exercise.

Expiration or Termination. Options, if not previously exercised, will expire on the expiration date established by the administrator at the time of grant. In the case of incentive stock options, such term cannot exceed ten years provided that in the case of holders of more than 10% of our voting stock, such term cannot exceed five years. Options will terminate before their expiration date if the holder’s service with our company or a subsidiary terminates before the expiration date. The option may remain exercisable for specified periods after certain terminations of employment, including terminations as a result of death, disability or retirement, with the precise period during which the option may be exercised to be established by the administrator and reflected in the grant evidencing the award.

Incentive and Non-Qualified Options. As described elsewhere in this summary, an incentive stock option is an option that is intended to qualify under certain provisions of the Code for more favorable tax treatment than applies to non-qualified stock options. Any option that does not qualify as an incentive stock option will be a non-qualified stock option. Under the Code, certain restrictions apply to incentive stock options. For example, the exercise price for incentive stock options may not be less than the fair market value of the shares on the grant date and the term of the option may not exceed ten years. In addition, an incentive stock option may not be transferred, other than by will or the laws of descent and distribution, and must be exercisable during the holder’s lifetime only by the holder. In addition, no incentive stock option may be granted to a holder that is first exercisable in a single year if that option, together with all incentive stock options previously granted to the holder that also first become exercisable in that year, relate to shares having an aggregate market value in excess of $100,000, measured at the grant date.

Stock Appreciation Rights: Awards of SARs may be granted alone or in tandem with stock options. SARs provide the holder with the right, upon exercise, to receive a payment, in cash or shares of stock, having a value equal to the excess of the fair market value on the exercise date of the shares covered by the award over the exercise price of those shares. Essentially, a holder of a SAR benefits when the market price of the Common Stock increases, to the same extent that the holder of an option does, but, unlike an option holder, the SAR holder need not pay an exercise price upon exercise of the award.

Restricted Stock Awards: Restricted stock awards can also be granted under the Plan. A restricted stock award is a grant of shares of Common Stock or of a right to receive shares in the future. These awards will be subject to such conditions, restrictions and contingencies as the administrator shall determine at the date of grant. Those may include requirements for continuous service and/or the achievement of specified performance goals.

Performance Compensation Awards: A performance compensation award is an award that may be in the form of cash or shares of Common Stock or a combination, based on the attainment of pre-established performance goals and other conditions, restrictions and contingencies identified by the administrator.

Section 162(m) of the Code: Section 162(m) of the Code limits publicly held companies to an annual deduction for U.S. federal income tax purposes of $1.0 million for compensation paid to each of their principal executive officer or principal financial officer and their three highest compensated executive officers (other than the principal executive officer or principal financial officer) determined at the end of each year, referred to as covered employees.

Performance Criteria: Under the Plan, one or more performance criteria will be used by the administrator in establishing performance goals. Any one or more of the performance criteria may be used on an absolute or relative basis to measure the performance of our company, as the administrator may deem appropriate, or as compared to the performance of a group of comparable companies, or published or special index that the administrator deems appropriate. In determining the actual size of an individual performance compensation award, the administrator may reduce or eliminate the amount of the award through the use of negative discretion if, in its sole judgment, such reduction or elimination is appropriate. The administrator shall not have the discretion to (i) grant or provide payment in respect of performance compensation awards if the performance goals have not been attained or (ii) increase a performance compensation award above the maximum amount payable under the Plan.

Other Material Provisions: Awards will be evidenced by a written agreement, in such form as may be approved by the administrator. In the event of various changes to the capitalization of our company, such as stock splits, stock dividends and similar re-capitalizations, an appropriate adjustment will be made by the administrator to the number of shares covered by outstanding awards or to the exercise price of such awards. The administrator is also permitted to include in the written agreement provisions that provide for certain changes in the award in the event of a change of control of our company, including acceleration of vesting. Except as otherwise determined by the administrator at the date of grant, awards will not be transferable, other than by will or the laws of descent and distribution. Prior to any award distribution, we are permitted to deduct or withhold amounts sufficient to satisfy any employee withholding tax requirements. Our board also has the authority, at any time, to discontinue the granting of awards. The board also has the authority to alter or amend the Plan or any outstanding award or may terminate the Plan as to further grants, provided that no amendment will, without the approval of our stockholders, to the extent that such approval is required by law or the rules of an applicable exchange, increase the number of shares available under the Plan, change the persons eligible for awards under the Plan, extend the time within which awards may be made, or amend the provisions of the Plan related to amendments. No amendment that would adversely affect any outstanding award made under the Plan can be made without the consent of the holder of such award.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since the beginning of our 2021 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation” above). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Material Transactions with Related Parties

The Company generated revenue from L&J Logistics LLC, a related party, in the amount of $0, $230,943 and $955,825 for the years ended December 31, 2023, 2022 and 2021, respectively, relating to provision of trucking services for certain loads. Such related party is operated by a relative of Mr. Hok C Chan, our Chief Executive Officer and Chairman of the Board.

The Company leases office space from Yu Ching Su, a relative of Mr. Hok C Chan, at 1900 N. Bayshore Drive, Unit No. 2301, Miami Beach, FL, 33141. The rent expense for this lease amounted to $100,000 and $25,000 for the years ended December 31, 2023 and 2022, respectively. In accordance with the lease agreement, the Company prepaid $300,000 to the related party for the entire amount of lease payments due under the three-year lease. A copy of the lease agreement is filed as an exhibit to the registration statement of which this prospectus forms a part. The rent expense for this lease amounted to $75,000 for the nine months ended September 30, 2024.

On January 1, 2023, the Company entered into a Services Agreement with 4 John Trucking, a Pennsylvania corporation controlled by John Feliciano III, our Chief Financial Officer and a director, pursuant to which 4 John Trucking provided certain administrative and operational services to us, in consideration of 750,000 shares of common stock of our company which was effected through a transfer of such shares from Hok C Chan to John Feliciano III on January 1, 2024. On February 28, 2024, the Company entered into a Rescission Agreement with 4 John Trucking, pursuant to which the Company and 4 John Trucking agreed to rescind, ab initio, the transfer of 750,000 shares from Mr. Hok C. Chan to Mr. John Feliciano III as contemplated in the foregoing Services Agreement, dated January 1, 2023, by and between the Company and 4 John Trucking.

The Company incurred consulting fees of $3,122,040 and $1,044,512 from 4 John Trucking for the years ended December 31, 2023 and 2022, respectively. All these fees were allocated directly to settle accounts payable of the Company, and thus, 4 John Trucking did not earn a commission, premium or margin from these transactions. For the nine months ended September 30, 2024, the Company paid 4 John Trucking $1,489,907 of which $1,353,477 were for settlement of accounts payable and $136,429 was a fee earned. For the year ended December 31, 2024, the Company paid 4 John Trucking $1,537,277 of which $1,383,549 were for settlement of accounts payable and $153,728 was a fee earned.

As of December 31, 2023, advances from the Company to Mr. Hok C Chan amounted to $207,016. Such amount was non-interest bearing and due on demand. During the nine months ended September 30, 2024, the Company recorded additional advances, and recorded compensation in the amount of $340,000 which resulted from the Company waiving the repayment of $207,016 in advances, as well as additional advances and related taxes through September 30, 2024. We have not made additional advances to Mr. Chan since September 30, 2024 and do not expect to extend further personal loans to Mr. Chan.

On January 1, 2024, we entered into a new Services Agreement (the “2024 Services Agreement”) with 4 John Trucking, pursuant to which 4 John Trucking agreed to continue to provide certain administrative and operational services to us, in consideration of a monthly fee equal to 10% of the total amount of accounts payable of the Company processed by 4 John Trucking during the previous month. A copy of this Services Agreement is filed as an exhibit to the registration statement of which this prospectus forms a part. During the nine months ended September 30, 2024, we paid 4 John Trucking a service fee of $136,429 under the 2024 Services Agreement. During the year ended December 31, 2024, we paid 4 John Trucking a service fee of $153,728 under the 2024 Services Agreement.

On July 1, 2024, we issued Hok C Chan a promissory note for advances he may provide to us from time to time, including an initial advance of $600,000 provided on July 1, 2024. The promissory note bears an annual interest rate of 36.88% and outstanding amounts are due 90 days after the delivery of each respective advance to the Company or the respective direct payment to the Company’s creditor(s). The maturity date for the $600,000 advance was subsequently extended to December 28, 2024 and further extended to March 28, 2025. On November 23, 2024, Hok C Chan advanced an additional $500,000 to the Company under the promissory note. This amount is due 90 days after delivery, or February 21, 2025. As of the date of this prospectus, the aggregate principal amount outstanding under the promissory note is $1,100,000. We use the proceeds from the promissory note to cover our operating expenses and working capital requirements, including expenses related to this offering.

Share Exchange

On September 29, 2022, we entered into a Share Exchange Agreement with Toppoint Inc and Hok C Chan, the sole stockholder of Toppoint Inc, our founder, Chairman of our board of directors and Chief Executive Officer, pursuant to which Hok C Chan exchanged all of his shares in Toppoint Inc for 7,500,000 shares of common stock of our company. As a result, we acquired all of the issued and outstanding shares of capital stock of Toppoint Inc, making Toppoint Inc our wholly-owned subsidiary. See “Corporate History and Structure.”

Employment Agreements

We have entered into employment agreements or offer letter agreements with certain of our executive officers. For more information regarding our employment agreements with our named executive officers, see “Executive Compensation—Employment Agreements.”

Policies and Procedures for Related Party Transactions

Our board of directors will adopt a related party transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related party transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related person were or will be participants and the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two fiscal years, including purchases of goods or services by or from the related person in which the related person has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related party transaction, and the extent of the related person’s interest in the transaction.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of the date of this prospectus for (i) each of our named executive officers and directors; (ii) all of our named executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of more than 5% of our outstanding common stock. The following table assumes that the underwriters have not exercised the over-allotment option.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person or any member of such group has the right to acquire within sixty (60) days of the date of this prospectus. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of the date of this prospectus are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o our company, Toppoint Holdings Inc., 1250 Kenas Road, North Wales, PA 19454.

	Common Stock Beneficially Owned Prior to this Offering(1)		Common Stock Beneficially Owned After this Offering(2)
Name of Beneficial Owner	Number of Shares	Percent of Class	Number of Shares	Percent of Class

Directors and Executive Officers
Hok C Chan	7,500,000	50.0%	7,500,000	42.9%
John Feliciano III	-	*	-	*
Dingding He	-	*	-	*
Pablo A Santana	-	*	-	*
Tan Ying Lo	-	*	-	*
All executive officers and directors (5 persons)	7,500,000	50.0%	7,500,000	42.9%

Other Principal Shareholders
Heung Ling Chan	5,700,000	38.0%	5,700,000	32.6%

*	Less than 1%

(1)	Based on 15,000,000 shares of common stock issued and outstanding as of the date of this prospectus.

(2)	Based on 17,500,000 shares of common stock issued and outstanding after this offering (assuming no exercise of the over-allotment option).

None of our major shareholders have different voting rights from other shareholders. We do not currently have any arrangements which if consummated may result in a change of control of our company.

DESCRIPTION OF SECURITIES

General

Our authorized capital stock currently consists of 350,000,000 shares, consisting of 300,000,000 shares of common stock, par value $0.0001 per share, and 50,000,000 shares of “blank check” preferred stock, par value $0.0001 per share.

The following description summarizes important terms of the classes of our capital stock under our articles of incorporation and our bylaws. This summary does not purport to be complete and is qualified in its entirety by the provisions of our articles of incorporation and our bylaws currently in effect which have been filed as exhibits to the registration statement of which this prospectus is a part.

As of the date of this prospectus, there were 15,000,000 shares of common stock and no shares of preferred stock issued and outstanding.

Common Stock

Voting Rights. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the shareholders. Under Nevada law and our bylaws, any corporate action to be taken by vote of shareholders other than for election of directors is approved if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action. Shareholders do not have cumulative voting rights.

Dividend Rights. Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Other Rights. Holders of common stock have no preemptive, conversion or subscription rights and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock.

Preferred Stock

Our articles of incorporation authorize our board to issue up to 50,000,000 shares of preferred stock in one or more series, to determine the designations and the powers, preferences and rights and the qualifications, limitations and restrictions thereof, including the dividend rights, conversion or exchange rights, voting rights (including the number of votes per share), redemption rights and terms, liquidation preferences, sinking fund provisions and the number of shares constituting the series. Our board of directors could, without shareholder approval, issue preferred stock with voting and other rights that could adversely affect the voting power and other rights of the holders of common stock and which could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Forum Selection

Section 8.10 of our bylaws provides that the Eighth Judicial District Court of Clark County, Nevada shall, to the fullest extent permitted by law, be the sole and exclusive forum for state law claims with respect to the following types of actions or proceedings: (1) any derivative action or proceeding brought in the name or right of the Company or on its behalf; (2) any action asserting a claim for breach of any fiduciary duty owed by any director, officer, employee or agent of the Company to the Company or the Company’s stockholders; (3) any action arising or asserting a claim arising pursuant to any provision of the Nevada Revised Statutes Chapters 78 or 92A or any provision of the Company’s articles of incorporation or bylaws; or (4) any action asserting a claim governed by the internal affairs doctrine, including, without limitation, any action to interpret, apply, enforce or determine the validity of the Company’s articles of incorporation or bylaws.

Notwithstanding the foregoing, the exclusive forum provisions will not apply to suits brought to enforce any liability or duty created by the Securities Act, the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction.

Nevada Revised Statutes §78.046 allows Nevada corporations to include a provision in their articles of incorporation or bylaws that requires, to the extent not inconsistent with any applicable federal laws, internal actions be brought solely or exclusively in court(s) specified therein, and such specified courts must include at least one court in the State of Nevada. If a stockholder may nevertheless seek to bring a claim in a venue other than the Eighth Judicial District Court of Clark County, Nevada as designated in the exclusive forum provision of our bylaws, we would expect to vigorously assert the validity and enforceability of such exclusive forum provision. This may require significant additional costs associated with resolving such actions in other jurisdictions and there can be no assurance that the exclusive forum provision will be enforced by a court in those other jurisdictions.

This exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. If a court were to find the exclusive forum provision in our bylaws to be inapplicable or unenforceable in an action, we may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm our business. Any person purchasing or otherwise acquiring any interest in shares of capital stock of the Company shall be deemed to have notice of and consented to Section 8.10 of our bylaws.

Representative’s Warrants

Upon the closing of this offering, there will be up to 143,750 shares of common stock issuable upon exercise of the Representative’s Warrants, assuming the underwriters exercise the over-allotment option in full. See “Underwriting—Representative’s Warrants” below for a description of the Representative’s Warrants.

Anti-Takeover Provisions

Provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws could have the effect of delaying or preventing a third-party from acquiring us, even if the acquisition would benefit our stockholders. Such provisions of the Nevada Revised Statutes, our articles of incorporation and our bylaws are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control of our company. These provisions are designed to reduce our vulnerability to an unsolicited proposal for a takeover that does not contemplate the acquisition of all of our outstanding shares, or an unsolicited proposal for the restructuring or sale of all or part of our company.

Nevada Anti-Takeover Statutes

Pursuant to our articles of incorporation, we have elected not to be governed by the terms and provisions of Nevada’s control share acquisition laws (Nevada Revised Statutes 78.378 - 78.3793), which prohibit an acquirer, under certain circumstances, from voting shares of a corporation’s stock after crossing specific threshold ownership percentages, unless the acquirer obtains the approval of the issuing corporation’s stockholders. The first such threshold is the acquisition of at least one-fifth but less than one-third of the outstanding voting power.

Pursuant to our articles of incorporation, we have also elected not to be governed by the terms and provisions of Nevada’s combination with interested stockholders statute (Nevada Revised Statutes 78.411 - 78.444) which prohibits an “interested stockholder” from entering into a “combination” with the corporation, unless certain conditions are met. An “interested stockholder” is a person who, together with affiliates and associates, beneficially owns (or within the prior two years, did beneficially own) 10 percent or more of the corporation’s voting stock, or otherwise has the ability to influence or control such corporation’s management or policies.

Bylaws

In addition, various provisions of our bylaws may also have an anti-takeover effect. These provisions may delay, defer or prevent a tender offer or takeover attempt of the company that a stockholder might consider in his or her best interest, including attempts that might result in a premium over the market price for the shares held by our stockholders. Our bylaws may be adopted, amended or repealed by our stockholders at a duly called meeting of stockholders, and except as provided by Nevada law, our board of directors shall have the power to adopt, amend or repeal the bylaws. Any bylaw provision adopted by the board of directors may be amended or repealed by our stockholders at a duly called meeting of stockholders. Our bylaws also contain limitations as to who may call special meetings as well as require advance notice of stockholder matters to be brought at a meeting. Additionally, our bylaws also provide that no director may be removed by less than a two-thirds vote of the issued and outstanding shares entitled to vote on the removal. Our bylaws also permit the board of directors to establish the number of directors and fill any vacancies and newly created directorships. These provisions will prevent a shareholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Our bylaws establish an advance notice procedure for shareholder proposals to be brought before an annual meeting of our shareholders, including proposed nominations of persons for election to the board of directors. Shareholders at an annual meeting will only be able to consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a shareholder who was a shareholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given us timely written notice, in proper form, of the shareholder’s intention to bring that business before the meeting. Although our bylaws do not give the board of directors the power to approve or disapprove shareholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, our bylaws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of our company.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock are available for our board of directors to issue without stockholder approval. We may use these additional shares for a variety of corporate purposes, including raising additional capital, corporate acquisitions and employee stock plans. The existence of our authorized but unissued shares of common stock could render it more difficult or discourage an attempt to obtain control of the company by means of a proxy context, tender offer, merger or other transaction since our board of directors can issue large amounts of capital stock as part of a defense to a take-over challenge. In addition, we have authorized in our articles of incorporation 50,000,000 shares of preferred stock, none of which are currently designated or outstanding. However, the board acting alone and without approval of our stockholders can designate and issue one or more series of preferred stock containing super-voting provisions, enhanced economic rights, rights to elect directors, or other dilutive features, that could be utilized as part of a defense to a take-over challenge.

Supermajority Voting Provisions

Nevada Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s articles of incorporation, unless a corporation’s articles of incorporation or bylaws, as the case may be, require a greater percentage. Although our articles of incorporation and bylaws do not currently provide for such a supermajority vote on any matters, our board of directors can amend our bylaws and we can, with the approval of our stockholders, amend our articles of incorporation to provide for such a super-majority voting provision.

Cumulative Voting

Furthermore, neither the holders of our common stock nor the holders of our preferred stock have cumulative voting rights in the election of our directors. The combination of the present ownership by a few shareholders of a significant portion of our issued and outstanding common stock and lack of cumulative voting makes it more difficult for other shareholders to replace our board of directors or for a third party to obtain control of our company by replacing its board of directors.

Listing

Our common stock has been approved for listing under the symbol “TOPP” on NYSE American LLC.

Transfer Agent and Registrar

We have appointed Vstock Transfer, LLC, telephone 212-828-8436, located at18 Lafayette Place, Woodmere, NY 11598, as the transfer agent for our common stock.

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has not been a public market for shares of our common stock. Future sales of substantial amounts of shares of our common stock, including shares issued upon the conversion of convertible notes, the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Immediately following the closing of this offering, we will have 17,500,000 shares of common stock issued and outstanding. In the event the underwriters exercise the over-allotment option to purchase additional shares of common stock in full, we will have 17,875,000 shares of common stock issued and outstanding. The common stock sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

Previously issued shares of common stock that were not offered and sold in this offering are “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted shares of our common stock for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of shares that does not exceed the greater of the following:

●	1% of the number of shares of our common stock then outstanding; or

●	1% of the average weekly trading volume of our common stock during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a shareholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding 90 days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Lock-Up Agreements

We, all of our directors and officers and all holders of our outstanding shares of common stock as of the effective date of the registration statement of which this prospectus forms a part have agreed with the underwriters, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our common stock or securities convertible into or exercisable or exchangeable for our common stock for, in the case of our company, a period of six (6) months from the closing of this offering, and in the case of our directors, officers and shareholders, a period of one (1) year from the date of this prospectus. See “Underwriting—Lock-Up – No Sales of Securities.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that is being issued pursuant to the Company’s initial public offering. This summary is limited to Non-U.S. Holders (as defined below) that hold our common stock as a capital asset (generally, property held for investment) for U.S. federal income tax purposes. This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a non-U.S. Holder in light of the Non-U.S. Holder’s particular circumstances. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local and non-U.S. tax consequences of the ownership and disposition of our common stock.

This summary is based on provisions of the Code, applicable U.S. Treasury regulations, and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income and estate tax consequences of owning and disposing of our common stock as described in this summary. There can be no assurance that the Internal Revenue Service, or IRS, will not take a contrary position with respect to one or more of the tax consequences described herein and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences of the ownership or disposition of our common stock.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

●	an entity or arrangement treated as a domestic partnership;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences of owning and disposing of our common stock that are applicable to them.

This summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder and does not address any special tax rules that may apply to particular Non-U.S. Holders, such as:

●	a Non-U.S. Holder that is a financial institution, insurance company, tax-exempt organization, pension plan, broker, dealer or trader in securities, dealer in currencies, U.S. expatriate, controlled foreign corporation or passive foreign investment company;

●	a Non-U.S. Holder holding our common stock as part of a conversion transaction, constructive sale, wash sale or other integrated transaction or a hedge, straddle or synthetic security;

●	a Non-U.S. Holder that holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation; or

●	a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other tax consequences, or any U.S. federal income or estate tax consequences for beneficial owners of a Non-U.S. Holder, including stockholders of a controlled foreign corporation or passive foreign investment company that holds our common stock.

Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of owning and disposing of our common stock.

Distributions on Our Common Stock

We do not currently expect to pay any cash dividends on our common stock. If we make distributions of cash or property (other than certain pro rata distributions of our common stock) with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax rules. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in our common stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in our common stock. Any remaining excess will be treated as gain from a disposition of our common stock subject to the tax treatment described below in “— Dispositions of Our Common Stock.”

Distributions on our common stock that are treated as dividends and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and in the manner applicable to United States persons. An exception may apply if the Non-U.S. Holder is eligible for, and properly claims, the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States. In such case, the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence. Dividends that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to U.S. withholding tax if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder treated as a corporation for U.S. federal income tax purposes may also be subject to a “branch profits tax” at a 30% rate (unless the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our common stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. The amount of taxable earnings and profits is generally reduced by amounts reinvested in the operations of the U.S. trade or business and increased by any decline in its equity.

The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their eligibility for benefits under any relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including U.S. withholding tax) on gain recognized on any sale or other disposition of our common stock unless:

●	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); in such case, the gain would be subject to U.S. federal income tax on a net income basis at the regular graduated rates and in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the “branch profits tax” described above may also apply;

●	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition and meets certain other requirements; in such case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even if the Non-U.S. Holder is not treated as a resident of the United States under the Code; or

●	we are or have been a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a USRPHC if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a USRPHC. However, because the determination of whether we are a USRPHC is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a USRPHC, the tax relating to disposition of stock in a USRPHC generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect and constructive, constituted 5% or less of our common stock at all times during the applicable period, provided that our common stock is “regularly traded on an established securities market” (including NYSE American and as provided in applicable U.S. Treasury regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their own tax advisors regarding any possible adverse U.S. federal income tax consequences to them if we are, or were to become, a USRPHC.

The foregoing discussion is subject to the discussions below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Federal Estate Tax

Any shares of our common stock that are owned (or treated as owned) by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of his or her death will be included in that individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise, and therefore may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Backup withholding (currently at a rate of 24%) may apply to dividends paid by U.S. corporations in some circumstances, but will not apply to payments of dividends on our common stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person or is otherwise entitled to an exemption. However, the applicable withholding agent generally will be required to report to the IRS (and to such Non-U.S. Holder) payments of dividends on our common stock and the amount of U.S. federal income tax, if any, withheld from those payments. In accordance with applicable treaties or agreements, the IRS may provide copies of such information returns to the tax authorities in the country in which the Non-U.S. Holder resides.

The gross proceeds from sales or other dispositions of our common stock may be subject, in certain circumstances discussed below, to U.S. backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of any of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the disposition proceeds are paid to the Non-U.S. Holder outside the United States, the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payments of the proceeds of a disposition of our common stock to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as FATCA) impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S.-source dividends (including dividends paid on our common stock) and (ii) the gross proceeds from the sale or other disposition of property that produces U.S.-source dividends (including sales or other dispositions of our common stock). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons. Accordingly, the entity through which a Non-U.S. Holder holds its common stock will affect the determination of whether such withholding is required. While withholding under FATCA would have also applied to payments of gross proceeds from the sale or other disposition of our common stock on or after January 1, 2019, U.S. Treasury regulations proposed in December 2018 eliminate such withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed U.S. Treasury regulations until final U.S. Treasury regulations are issued. Non-U.S. Holders are encouraged to consult their tax advisors regarding the possible application of FATCA in their particular circumstances.

UNDERWRITING

A.G.P./Alliance Global Partners, the Representative, is acting as the sole book-running manager of the offering and as representative of the underwriters named below. We entered into an underwriting agreement dated January 21, 2025 with the Representative. Subject to the terms and conditions of the underwriting agreement dated the date of this prospectus, the underwriters named below, through the Representative, have severally and not jointly agreed to purchase, and we have agreed to sell to the underwriters, the following respective number of shares of common stock set forth opposite the underwriters’ name below:

Underwriter	Number of Shares
A.G.P./Alliance Global Partners	2,500,000
Total	2,500,000

This offering is being conducted on a firm commitment basis. The underwriting agreement provides that the obligation of the underwriters to purchase the shares of common stocks offered by this prospectus is subject to certain conditions. The underwriters are obligated to purchase all of the shares of common stocks (other than those covered by the over-allotment option to purchase additional shares of common stock described below) offered hereby if any of the shares are purchased.

Underwriting Discounts, Commissions and Expenses

We have agreed to sell the securities to the underwriters at the offering price of $3.72 per share, which represents the offering price of such securities set forth on the cover page of this prospectus, less the applicable 7.0% underwriting discount.

We have also agreed to reimburse the underwriters for accountable legal expenses not to exceed $150,000 and non-accountable expenses not to exceed 1.0% of the aggregate gross proceeds of this offering. We estimate that expenses payable by us in connection with this offering, excluding reimbursement of the underwriters’ 1% non-accountable expenses and the underwriting discount referred to above, will be approximately $925,000. Any expense deposits in excess of the amount paid by us on account of the underwriters’ out-of-pocket expenses will be refunded to us in accordance with FINRA Rule 5110(g)(4).

The following table shows the underwriting discounts and commissions payable to the underwriters by us in connection with this offering (assuming both the exercise and non-exercise of the over-allotment option to purchase additional shares of common stock we have granted to the underwriters).

		Paid by the Company
		No Exercise of Over- allotment option		Full Exercise of Over- allotment option
	Per Share	Total	Per Share	Total
Public Offering Price	$4.00	$10,000,000	$4.00	$11,500,000
Underwriting discounts and commissions (7.0%)	0.28	700,000	0.28	805,000
Proceeds to us, before expenses	$3.72	$9,300,000	$3.72	$10,695,000

Over-Allotment Option to Purchase Additional Shares

Pursuant to the underwriting agreement, we have granted the underwriters an option, exercisable for up to 45 days from the date of this prospectus, to purchase up to 375,000 additional shares (15%) on the same terms as the other shares of common stock being purchased by the underwriters from us. The underwriters may exercise the option solely to cover over-allotments. If the over-allotment option to purchase additional shares is exercised in full, the total public offering price, underwriting compensation (including discounts, but not including any other compensation described hereunder) and proceeds to us before offering expenses will be approximately $11,500,000, $805,000 and $10,695,000.

Representative’s Warrants

We have agreed to issue warrants to the Representative or its designees to purchase a number of shares of common stock equal to five percent (5.0%) of the total number of shares sold in this offering, including shares of common stock issued upon exercise of underwriters’ over-allotment option. Such Representative’s Warrants shall have an exercise price equal to 120% of the public offering price of the shares of common stock sold in this offering. The Representative’s Warrants are exercisable for a period of three years following the date of commencement of sales of the offering, in whole or in part. The shares of common stock underlying the Representative’s Warrants have resale registration rights including one demand and unlimited “piggy-back” rights for periods of not greater than five and seven years, respectively, from the commencement of sales of this offering. In compliance with FINRA Rule 5110(g)(8), such registration rights are limited to demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement of which this prospectus forms a part, and such demand rights may be exercised on only one occasion.

The Representative’s Warrants and the underlying shares of common stock are deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the commencement of sales of this offering. Pursuant to FINRA 5110(e)(1), these securities may not be sold, transferred, assigned, pledged or hypothecated, nor may they be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the commencement of sales of this offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the underwriters may be required to make in respect any of those liabilities.

Lock-Up Agreements

The Company, on behalf of itself and any successor entity, agrees that, without the prior written consent of the Representative, it will not, for a period of six (6) months after the closing of the offering, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any notion or contract to sell, grant any option, right or warrant to purchase, lead, or otherwise transfer or dispose of directly or indirectly, any share of capital share of the Company or any securities convertible into or exercisable or exchangeable for shares of capital share of the Company; (ii) file or caused to be filed any registration statement with the SEC relating to the offering of any shares of capital share of the Company of any securities convertible into or exercisable or exchangeable for shares of capital shares of the company; or (iii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital share of the Company, whether any such transaction described in clause (i), (ii), or (iii) above is to be settled by delivery of shares of capital share of the Company or such other securities, in such or otherwise. The foregoing shall not apply to (i) the filing of a registration statement on Form S-8 for registering an equity incentive plan, (ii) any of the Company’s issuances of shares of common stock to employees and/or consultants under the Company’s equity incentive plan, and/or (iii) commitment that exists at the time of entering the engagement agreement between the Company and the Representative, for securities to be issued in strategic transactions and/or transactions relating to the regular business activity of the Company.

Our directors, executive officers and holders of our shares of common stock have agreed, subject to limited exceptions set forth below, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company (the “Lock-Up Securities”), that transfers, in whole or in part, any of the economic consequences of ownership of our shares of common stock or such other securities for a period of one (1) year after the date of this prospectus, without the prior written consent of the Representative.

Notwithstanding the foregoing to the contrary and subject to the conditions below, a holder may transfer Lock-Up Securities without the prior written consent of the Representative in connection with (a) transactions relating to Lock-Up Securities acquired in open market transactions after the completion of the Public Offering; provided that no filing under Section 16(a) of the Exchange Act, shall be required or shall be voluntarily made in connection with subsequent sales of Lock-Up Securities acquired in such open market transactions; (b) transfers of Lock-Up Securities (i) as a bona fide gift, by will or intestacy, (ii) by operation of law, such as pursuant to a qualified domestic order or as required by a divorce settlement, or (iii) to a family member or trust for the benefit of a family member (for purposes hereof, “family member” means any relationship by blood, marriage or adoption, not more remote than first cousin); (c) transfers of Lock-Up Securities to a charity or educational institution; or (d) if the holder, directly or indirectly, controls a corporation, partnership, limited liability company or other business entity, any transfers of Lock-Up Securities to any shareholder, partner or member of, or owner of similar equity interests in, the undersigned, as the case may be; provided that in the case of any transfer pursuant to the foregoing clauses (b), (c) or (d), (i) any such transfer shall not involve a disposition for value, (ii) each transferee shall sign and deliver to the Representative a lock-up agreement substantially in the form of this lock-up agreement and (ii) no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made.

Right of First Refusal

We have granted the Representative a right of first refusal, for a period of twelve (12) months from the closing of the offering, to act as sole investment banker, sole book-runner and/or sole placement agent for any future public and private equity and debt offering, including all equity linked financings (excluding (i) shares issued under any compensation or stock option plan approved by the Company’s shareholders, (ii) shares issued as consideration of an acquisition or as part of a strategic partnership or transaction and (iii) conventional banking arrangements and commercial debt financing), during such 12-month period, of the Company, or any successor to or any current or future subsidiary of the Company. If the Representative fails to accept in writing any such proposal within ten (10) days after receipt of a written notice from us containing such proposal, the Representative will have no claim or right with respect to any such sale contained in any such notice. If, thereafter, such proposal is modified in any material respect, the Company will adopt the same procedure as with respect to the original proposed public of private sale, and the Representative shall have the right of first refusal with respect to such revised proposal as set forth above. In accordance with FINRA Rule 5110(g)(6)(A), such right of first refusal shall not have a duration of more than three years from the commencement of sales of this offering.

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price of the shares has been negotiated between us and the underwriter. Among the factors considered in determining the initial public offering price of the shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

Price Stabilization, Short Positions, and Penalty Bids

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our shares of common stock in this offering because such underwriter repurchases those shares in stabilizing or short covering transactions.

Passive Market Making

In connection with this offering, the underwriters and any selling group members may engage in passive market making transactions in our shares of common stock on NYSE American in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during a period before the commencement of offers or sales of shares of common stock and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid that bid must then be lowered when specified purchase limits are exceeded.

Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on any underwriter’s website and any information contained in any other website maintained by any of the underwriters is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters, and should not be relied upon by investors.

Other

From time to time, the underwriters and/or their affiliates have provided, and may in the future provide, various investment banking and other financial services for us which services they have received and may in the future receive, customary fees. In the course of their businesses, the underwriters and their affiliates may actively trade our securities or loans for its own account or for the accounts of customers, and, accordingly, the underwriters and their affiliates may at any time hold long or short positions in such securities or loans. Except for services provided in connection with this offering, the underwriters have not provided any investment banking or other financial services to us during the 180-day period preceding the date of this prospectus, and we do not expect to retain the underwriters to perform any investment banking or other financial services for at least 90 days after the date of this prospectus.

Selling Restrictions

This prospectus does not constitute an offer to sell to, or a solicitation of an offer to buy from, anyone in any country or jurisdiction (i) in which such an offer or solicitation is not authorized, (ii) in which any person making such offer or solicitation is not qualified to do so or (iii) in which any such offer or solicitation would otherwise be unlawful. No action has been taken that would, or is intended to, permit a public offer of the securities or possession or distribution of this prospectus or any other offering or publicity material relating to the securities in any country or jurisdiction (other than the United States) where any such action for that purpose is required. Accordingly, the underwriters have undertaken that they will not, directly or indirectly, offer or sell any securities or have in its possession, distribute, or publish any prospectus, form of application, advertisement, or other document or information in any country or jurisdiction except under circumstances that will, to the best of its knowledge and belief, result in compliance with any applicable laws and regulations and all offers and sales of securities by it will be made on the same terms.

Selling Restrictions outside the United States

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the shares of common stock, or the possession, circulation, or distribution of this prospectus or any other material relating to us or the common stock, where action for that purpose is required. Accordingly, the common stock may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the shares of common stock may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act; (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above; and (iii) the offeree must be sent a notice stating in substance that, by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (“China”) (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in China to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area — Belgium, Germany, Luxembourg and Netherlands

In relation to each Member State of the European Economic Area that has implemented the Prospectus Regulation (each, a “Relevant Member State”), an offer to the public of our securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our securities may be made at any time under the following exemptions under the Prospectus Regulation:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the Representative for any such offer; or

(c)

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of our securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Regulation.

For the purposes of this provision, the expression an “offer to the public” in relation to our securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase our securities, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).

This European Economic Area selling restriction is in addition to any other applicable selling restrictions set out below.

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des Marchés Financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-1 to D.411-3, D. 744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation; and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-4, D.744-1, D.754-1 and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations, and this document has not been filed with or approved by any Irish regulatory authority, as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations; and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”); (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder; or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to our securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities that are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing of the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ - $$ - Aga e la Borsa, “CONSOB”) pursuant to Italian securities legislation, and, accordingly, no offering material relating to the securities may be distributed in Italy, and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

●

to Italian qualified investors, as defined in Article 100 of Decree no. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

●	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

●	made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

●	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the securities in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and Regulation No. 11971, as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such securities being declared null and void and in the liability of the entity transferring the securities for any damages suffered by the investors.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The securities may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our securities may not be circulated or distributed, nor may our securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, 2001 of Singapore (“SFA”)) under Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA and (where applicable) Regulation 3 of the Securities and Futures (Classes of Investors) Regulations 2018; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities or securities-based derivatives contracts of that corporation shall not be transferable within six months after that corporation has acquired the securities or securities-based derivatives contracts under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA, (2) where no consideration is or will be given for the transfer, (3) where the transfer is by operation of law, (4) as specified in Section 276(7) of the SFA, or (5) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Where our securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable within six months after that trust has acquired the shares under Section 275 of the SFA except: (1) to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(c)(ii) of the SFA, (2) where no consideration is or will be given for the transfer, (3) where the transfer is by operation of law, (4) as specified in Section 276(7) of the SFA, or (5) as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

The securities have not been and may not be approved by the Securities Commission Malaysia, or SC, and this document has not been and will not be registered as a prospectus with the SC under the Malaysian capital markets and services act of 2007, or CMSA. Accordingly, no securities or offer for subscription or purchase of securities or invitation to subscribe for or purchase securities are being made to any person in or from within Malaysia under this document except to persons falling within any of paragraphs 2(g)(i) to (xi) of schedule 5 of the CMSA and distributed only by a holder of a capital markets services license who carries on the business of dealing in securities and subject to the issuer having lodged this prospectus with the SC within seven days from the date of the distribution of this prospectus in Malaysia. The distribution in Malaysia of this document is subject to Malaysian laws. Save as aforementioned, no action has been taken in Malaysia under its securities laws in respect of this document. This document does not constitute and may not be used for the purpose of a public offering or an issue, offer for subscription or purchase, invitation to subscribe for or purchase any securities requiring the approval of the SC or the registration of a prospectus with the SC under the CMSA.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document, and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities has been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA). This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom, and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

LEGAL MATTERS

Certain legal matters as to the United States federal and New York law in connection with this offering will be passed upon for us by Bevilacqua PLLC. The validity of shares of common stock covered by this prospectus and certain other legal matters as to Nevada law will be passed upon by Fennemore Craig, P.C. Bevilacqua PLLC may rely upon Fennemore Craig, P.C. with respect to matters governed by Nevada law. The underwriters have been represented in connection with this offering by Loeb & Loeb LLP.

EXPERTS

Our financial statements as of December 31, 2023 and 2022 and for the years then ended included in this prospectus have been audited by TAAD, LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The office of TAAD, LLP is located at 20955 Pathfinder Rd Suite #370, Diamond Bar, CA 91765.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus does not contain all of the information in the registration statement and the exhibits included with the registration statement. For further information pertaining to us and the shares to be sold in this offering, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents. The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file with the SEC. The website address is http://www.sec.gov.

Upon the effectiveness of the registration statement, we became subject to the information reporting requirements of the Exchange Act, and, in accordance with the Exchange Act, will file reports, proxy and information statements and other information with the SEC. Such annual, quarterly and special reports, proxy and information statements and other information will be available at http://www.sec.gov. We also anticipate making these documents publicly available, free of charge, on our website at https://toppointtrucking.com/ as soon as reasonably practicable after filing such documents with the SEC. Information on, or accessible through, our website is not part of this prospectus.

TOPPOINT HOLDINGS INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED

DECEMBER 31, 2023 AND 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Shareholders of Toppoint Holdings, Inc,

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Toppoint Holdings, Inc (the Company) as of December 31, 2023 and 2022, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Sincerely,

We have served as the Company’s auditors starting 2022
Diamond Bar, CA

May 13, 2024, except for Notes 5 and 7, as to which the date is June 20, 2024; Note 2, as to which the date is September 23, 2024, and Note 10, as to which the date is October 17, 2024.

TOPPOINT HOLDINGS INC.

Consolidated Balance Sheets

	December 31, 2023	December 31, 2022

Assets
Current Assets
Cash	$1,455,976	$744,853
Accounts receivable	940,622	1,500,368
Contract assets	230,610	317,495
Deferred offering costs	205,870	-
Prepaid expenses and other current assets	750	750
Total Current Assets	2,833,828	2,563,466
Other Assets
Property and equipment, net	96,073	65,377
Intangible asset	798,614	-
Advances to stockholder	207,016	-
Right-of-use asset	843,699	1,880,251
Right-of-use asset – related party	177,077	268,338
Total Assets	$4,956,307	$4,777,432
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued expenses	$335,596	$74,195
Income taxes payable	296,405	381,831
Deferred revenue	862,841	862,841
Loans payable, current maturities	3,147	3,147
Lease liability, current maturities	99,959	146,179
Total Current Liabilities	1,597,948	1,468,193
Loans payable, net of current maturities	146,753	146,753
Lease liability, net of current maturities	462,387	928,005
Deferred tax liability	382,216	409,829
Total Liabilities	2,589,304	2,952,780

Shareholders’ Equity
Preferred stock, $0.0001 par value, 50,000,000 authorized, 0 shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	-	-
Common stock, $0.0001 par value, 300,000,000 shares authorized, 15,000,000 and shares issued and outstanding at December 31, 2023 and December 31, 2022, respectively	1,500	1,500
Additional paid-in capital	139,750	139,750
Retained earnings	2,225,753	1,683,402
Total Shareholders’ Equity	2,367,003	1,824,652
Total Liabilities and Shareholders’ Equity	$4,956,307	$4,777,432

The accompanying notes are an integral part of these consolidated financial statements.

TOPPOINT HOLDINGS INC.

Consolidated Statements of Operations

	For The Year Ended December 31, 2023	For The Year Ended December 31, 2022

Revenues
Non-related party	$18,035,532	$21,254,848
Related party	-	230,943
Total Revenue	18,035,532	21,485,791

Costs and expenses
Costs of revenues	15,386,379	16,459,774
Selling expenses	-	3,549
General and administrative expenses	1,874,837	2,571,613
Total costs and expenses	17,261,216	19,034,936

Income from operations	774,316	2,450,855

Other income (expense)
Interest expense	(10,261)	(20,406)
Other income	156,227	62,899
Total other income (expense)	145,966	42,493

Income before income taxes	920,282	2,493,348

Provision for income taxes:
Current	405,544	394,203
Deferred	(27,613)	409,926
	377,931	804,129

Net income	$542,351	1,689,219

Basic and diluted net loss per share attributed to common stockholders	$0.04	0.14
Weighted Average Number of Shares Outstanding - Basic and Diluted	15,000,000	12,184,932

The accompanying notes are an integral part of these consolidated financial statements.

TOPPOINT HOLDINGS INC.

Consolidated Statements of Shareholders’ Equity

	Common Stock		Additional Paid-in	Retained	Total Stockholders’
	Shares	Amount	Capital	Earnings	Equity
Balance – January 1, 2023	15,000,000	$1,500	$139,750	$1,683,402	$1,824,652
Net income				542,351	542,351
Balance - December 31, 2023	15,000,000	$1,500	$139,750	$2,225,753	$2,367,003

	Common Stock		Additional Paid-in	Retained	Total Stockholders’
	Shares	Amount	Capital	Earnings	Equity
Balance – January 1, 2022	7,500,000	$750	$139,750	$371,231	$511,731
Distributions	-	-	-	(377,048)	(377,048)
Net income	-	-	-	1,689,219	1,689,219
Issuance of common stock	7,500,000	750	-	-	750
Balance - December 31, 2022	15,000,000	$1,500	$139,750	$1,683,402	$1,824,652

The accompanying notes are an integral part of these consolidated financial statements.

TOPPOINT HOLDINGS INC.

Consolidated Statements of Cash Flows

	For The Year Ended December 31, 2023	For The Year Ended December 31, 2022
Cash flows from operating activities:
Net income	$542,351	$1,689,219
Adjustments to reconcile from net income to net cash provided by (used in) operating activities:
Amortization of ROU	452,669	96,465
Non-cash rent expense	433,574	-
Depreciation	54,900	-
Deferred taxes	(27,613)	409,829

Changes in operating assets and liabilities
Accounts receivable	559,746	(948,898)
Contract asset	86,885	(317,495)
Accounts payable	261,399	(114,084)
Income taxes payable	(85,426)	381,831
Deferred revenue	-	862,841
Lease payable	(270,266)	(1,170,869)
Net cash provided by (used in) operating activities	2,008,219	888,839

Cash flows from investing activities:
Purchase of intangible assets	(798,614)	-
Advances to stockholder	(207,016)	-
Purchases of property and equipment	(85,596)	(65,377)
Net cash provided by (used in) investing activities	(1,091,226)	(65,377)

Cash flows from financing activities:
Distributions	-	(377,048)
Deferred offering costs	(205,870)	-
Repayment of loan payable	-	(141,499)
Net cash provided by financing activities	(205,870)	(518,547)

Net increase in cash	711,123	304,915
Cash, beginning of year	744,853	439,938
Cash, end of year	$1,455,976	744,853

Supplemental disclosure of cash flow information:
Cash paid during the year for:
Interest	$20,406	$20,406
Income taxes	$-	$-

Supplemental disclosure of non-cash investing and financing activities:
Initial value of ROU	$-	$2,245,053

The accompanying notes are an integral part of these consolidated financial statements.

TOPPOINT HOLDINGS INC.

Notes to Consolidated Financial Statements

December 31, 2023 and 2022

NOTE 1: NATURE OF OPERATIONS

Nature of Operations

In these notes, the terms “us”, “we”, “it”, “its”, the “Company” or “our” refer to Toppoint Holdings Inc. The Company was incorporated during August 2022 in the State of Nevada. During September 2022, we entered into a Share Exchange Agreement with Toppoint, Inc. and its sole stockholder and Chief Executive Officer of the Company, Hok C. Chan (“Former Owner”), pursuant to which the sole stockholder exchanged all common stock in Toppoint, Inc. for 7,500,000 shares of common stock of the Company. As a result, we acquired all of the issued and outstanding shares of common stock of Toppoint, Inc., making it our wholly-owned subsidiary (“Common Control Transfer”). The Former Owner owned 100% of Toppoint, Inc., and still effectively controls the Company after the merger. Since the exchange was a transaction between entities under common control, the net assets received by the Company were accounted for at historical cost as of January 1, 2022, the earliest date of presentation of these consolidated financial statements. This is a retrospective presentation for all equity related disclosures, including issued shares and earnings per share, which have been revised to reflect the effects of the commonly controlled transaction with ASC 250 “Accounting Changes and Errors” as of January 1, 2022. ASC 250 requires that a change in the reporting entity from reorganization entities under common control, be retrospectively applied to the financials statements of all prior periods when the financial statements are issued for a period that includes the date the change in reporting entity of the transaction occurred.

We are a truckload services and solutions provider focused on the recycling export supply chain. We have become a key player in the New Jersey and Pennsylvania regional trucking market for waste paper, evidenced by our significant market share where we accounted for approximately 34% of the waste paper export drayage volumes through New Jersey’s ports and approximately 30% through Philadelphia’s ports, according to data sourced from IHS Markit. In addition to waste paper, our portfolio also includes the shipment of scrap metal and wooden logs from large waste companies, recycling centers and commodity traders to the ports of Newark, NJ, and Philadelphia, PA. We continue to expand our footprints domestically and intend to internationally and have ventured into the recycling export transport market of Tampa and Miami, FL recently.

Basis of Presentation and Preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The consolidated financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity. In the opinion of the Company’s management, the consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for fair financial statement presentation.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Toppoint, Inc. All intercompany balances and transactions are eliminated.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the valuation of accounts receivables, valuation of long-lived assets, intangible assets, and accounts payable and accrued expenses. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. The Company had $1,455,976 and $744,853 cash and cash equivalents at December 31, 2023 and 2022, respectively.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related assets when they are placed into service.  The Company evaluates property and equipment for impairment periodically to determine if changes in circumstances or the occurrence of events suggest the carrying value of the asset or asset group may not be recoverable. Maintenance and repairs are charged to operations as incurred. Expenditures which substantially increase the useful lives of the related assets are capitalized. As of December 31, 2023 and 2022, the Company’s property and equipment balance consisted of leasehold improvements. Such amounts were not placed into service as of December 31, 2022.

Intangible Assets

Intangible assets consist of internally developed software in the amount of $798,614 as of December 31, 2023. The software has not been placed into service and has thus not been amortized to date. The software is being developed to utilize AI based technology and synch with custom software designed specifically for the Company’s needs in the export drayage vertical. The software will offer a variety of features and benefits that allow AI to scale and automate business operations. The Company evaluated intangible assets for impairment during the year ended December 31,2023 and determined that there are no impairment losses.

Long-lived Assets

In accordance with ASC 360, “Property, Plant, and Equipment”, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset compared to the estimated future undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss equal to the excess of the carrying value over the assets fair market value is recognized when the carrying amount exceeds the undiscounted cash flows. The impairment loss is recorded as an expense and a direct write-down of the asset. No impairment loss was recorded during the years ended December 31, 2023 and 2022.

Deferred Offering Costs

Deferred offering costs represents specific incremental costs incurred by the Company directly attributable to a proposed offering of securities. These amounts have been deferred and will be charged against the gross proceeds of the offering. These offering costs include fees paid to underwriters, attorneys, accountants as well as printers and other third parties directly related to the offering. Costs such as management salaries or other general administrative expenses that are not incremental to the offering are not included in the deferred costs. Deferred offering costs amounted to $205,870 as of December 31, 2023.

Revenue Recognition

The Company’s revenue recognition policy is based on the revenue recognition criteria established under the Financial Accounting Standards Board (“FASB”) – Accounting Standards Codification 606 “Revenue From Contracts With Customers” (“ASC 606”), which has established a five-step process to govern contract revenue and satisfy each element is as follows: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as you satisfy a performance obligation. The Company records the revenue once all the above steps are completed and services are performed.

The Company’s contracts with customers only include one performance obligation, which is to provide the delivery of truckload services. Revenue is recognized in the gross amount at a point in time when the service is completed and the benefit of our services has been transferred to the customer. This has been determined to be when the goods are delivered to its final destination point. At this point in time, the Company has a present right to payment, and the performance obligation has been met. It is not until delivery is completed that the Company completed its performance obligation. The customer is not simultaneously receiving and consuming the benefit of the performance until the delivery to its final destination. The Company has determined that during transit, which is typically within twenty four hours, it would be impractical for another entity to complete its performance obligation due to various circumstances which would not lend it to be feasible.  Additionally, every performance obligation of the Company is related to a unique order number between the customer and the final destination point. If that specific order cannot be completed, the Company or another provider would need to go through a process change of receiving a new order number due to homeland security and customs restrictions which results in the customer not simultaneously receiving benefits during transit time. The Company is primarily responsible for fulfilling the promise to provide the specified service to its customers. In addition, the Company has discretion in establishing the price for the specified services and bears risk of loss of goods until delivery is completed. Transport time from pick up to the delivery of truckloads is typically within the same day. Revenue is measured as the amount of consideration the Company expects to be entitled to in exchange for those services. Because revenue is recognized at the point in time services are sold to customers, there are no contract liability balances except for when an amount is billed before the service is performed, however there may be contract asset balances for any services provided that were not billed. The Company’s revenue recognition is the same for whether the Company engages independent contractors or its brokerage model for owner operators.

Disaggregation of Revenues

The Company’s revenues is principally derived from providing truckload services focused on the recycling export supply chain. The Company disaggregates their revenue by the type of commodity, as shown below for the years ending December 31, 2023 and 2022:

	2023	2022
Commodity
Paper	$13,476,877	$15,011,459
Import	2,798,629	3,193,701
Metal	1,076,718	787,031
Log	447,995	2,341,591
Plastic	235,313	152,009
	$18,035,532	$21,485,791

Accounts Receivable and Contract Assets

Accounts receivable represent revenue earned for which the Company has not yet received payment. Accounts receivable are recorded at the invoiced amount and adjusted for amounts management expects to collect from balances outstanding at period-end. The Company estimates the allowance for doubtful accounts based on an analysis of specific accounts and an assessment of the customer’s ability to pay, among other factors. At December 31, 2023 and 2022 no allowance for doubtful accounts was recorded. The balance of accounts receivable as of December 31, 2023, 2022 and 2021, amounted to $940,622, $1,500,368 and $551,570, respectively.

Contract assets include unbilled amounts from services which have been provided and revenue recognized. Contract asset balances amounted to $230,610 and $317,495 as of December 31, 2023 and 2022, respectively.

Contract Liabilities

Contract liabilities included deferred revenue which includes monies collected in the advance of revenue recognition. Deferred revenue amounted to $862,841 as of December 31, 2023 and 2022. The Company expected to recognize revenue from its deferred revenue upon completion of its performance obligation on the specific contracts. As of December 31, 2023 and 2022, the Company did not have documentation to support its full satisfaction of its performance obligations. The $862,841 resulted from historical advances made to the Company during 2022. These amounts were received prior to the Company implementing internal policies to ensure all documentation is captured. Subsequent to these specific advances, the Company has not experienced any additional undocumented advances received. The Company is adopting a new policy on these specific advances, where the customer has a right of refund, within two years of services provided, or monies received. Because the Company cannot support the completion of revenue recognition on this deferred revenue balance, the Company will record other income for the amount of advances received upon expiration of the two year right of refund period. This new policy did not have any impact on the Company’s revenue recognition after January 1, 2023.

Costs of revenues

Costs of revenue includes all directly related costs to deliver our services, which includes independent contractor drivers, insurance, truck maintenance costs, equipment rental and other directly related costs. Such costs are expensed as incurred.

Other income

Other income consists of forgiveness of the Paycheck Protection Program Loan in the amount of $29,075 as described in Note 4 during the year ending December 31, 2022 as well as other income which does not fall under the guidance of ASC 606 during the years ended December 31, 2023 and 2022 in the amount of $156,227 and $33,824, respectively. Such amounts were determined to not be under the guidance of ASC 606 because they do not represent an output of the Company’s ongoing or major operations. The amounts besides the forgiveness of the Paycheck Protection Program Loan were from the sale of scrap material which is one time service the Company does not currently perform in.

Income Taxes

Historically and through December 31, 2021, the Company elected, by consent of its stockholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code and applicable state statutes. The Company made a qualified Subchapter S subsidiary election with the Internal Revenue Service and accordingly the Company’s income is to be included in the Parent’s income tax return for Federal tax purposes. The Company has also elected S Corporation status for Pennsylvania State tax purposes. The Company revoked its Subchapter S election with the Internal Revenue Service and Pennsylvania as of January 1, 2022.

As of January 1 2022, the Company accounts for income taxes utilizing the asset and liability approach. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes generally represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from the differences between the financial and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the liabilities are no longer determined to be necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

The Company evaluates uncertain income tax positions taken or expected to be taken in a tax return for recognition in its consolidated financial statements. The Company was not required to recognize any amounts from uncertain tax positions for the years ended December 31, 2023 and 2022. The Company’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company’s tax returns for three years from the date of filing.

Earnings Per Share

The Company computes net earnings per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted net earnings per share (“EPS”) on the face of the statement of operations. Basic EPS is computed by dividing earnings (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of warrants, options, and restricted stock units. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. The Company had no potentially dilutive securities as of December 31, 2023 and 2022. Due to the Common Control Transfer, the weighted average number of shares was retroactively restated as of January 1, 2022.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-02, “Leases (Topic 842).” The objective of this update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This ASU is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022 and is to be applied utilizing a modified retrospective approach. The Company has adopted this guidance as of January 1, 2022, and it did have a material impact on its consolidated financial statements as now the Company capitalizes all right-of-use assets and lease liabilities.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (“Topic 326”)”. The ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses at the time the financial asset is originated or acquired. ASU 2016-13 is effective for annual period beginning after December 15, 2022, including interim reporting periods within those annual reporting periods. The Company has adopted this guidance as of January 1, 2023, and it did not have a material impact on its consolidated financial statements.

NOTE 3: PROPERTY AND EQUIPMENT, NET AND INTANGIBLE ASSETS

Property and equipment consist of the following:

	December 31, 2023	December 31, 2022
Leasehold improvements	$150,973	$65,377
Less: accumulated depreciation	(54,900)
Property and Equipment, net	$96,073	$65,377

Depreciation expense amounted to $54,900 for the year ended December 31, 2023.

Intangible assets consist of the following at December 31, 2023:

Software development	$798,614
Less: accumulated amortization	-
Software development, net	$798,614

NOTE 4 – LOANS PAYABLE

Loans payable is summarized as follows:

Description	Loan Date	Loan Amount	Interest Rate	Maturity Date	Remaining Principal Balance as of December 31, 2023	Remaining Principal Balance as of December 31, 2022
Revolving loan	July 2021	$147,015	Weekly rate of 0.477%	October 2022	$-	$-
Economic Injury Disaster Loan (“EIDL”)	May 2020	$149,000	3.75%	May 2050	149,900	149,900
Paycheck Protection Program Loan (“PPP”)	February 2021	$29,075	1%	February 2023	-	-
					149,900	149,900
Less current maturities					-	-
					$149,900	$149,900

The Revolving loan was entered into during July 2021, and called for monthly payments of principal and interest. Such loan was paid off during 2022.

The EIDL was entered into during May 2020. Interest accrues at 3.75% per annum. Under the original agreement, principal payments were deferred, and the maturity date is May 2050.

During February 2021, the Company entered into a promissory note with an approved lender in the principal amount of $29,075. The note was approved under the provisions of the Coronavirus, Aid, Relief and Economic Security Act (the “CARES Act”) and the terms of the Paycheck Protection Program (“PPP”) of the U.S. Small Business Administration’s 7(a) Loan Program. The note accrues interest at a rate of 1% per annum with no payments due for a period defined under the CARES Act. The original maturity date is February 2023. The final payment will consist of all the unpaid principal plus accrued and unpaid interest accrued during the deferral period.

The note may be prepaid by the Company at any time prior to the maturity date with no prepayment penalties. Additionally, any portion of the notes up to the entire principal and accrued interest balance may be forgiven in the event the Company satisfies certain requirements as determined by the CARES Act. The Company received formal forgiveness during 2022 and recorded $29,075 in other income.

Interest expense on loans payable amounted to $10,261 and $20,406 for the years ended December 31, 2023 and 2022, respectively.

At December 31, 2023, combined scheduled maturities of the outstanding debt are as follows:

For the Years Endings:
2024	$3,147
2025	3,147
2026	3,147
2027	3,147
2028	3,147
Thereafter	134,165
$149,900

NOTE 5 – LEASES

The Company leases an office and automobiles under non-cancelable operating and finance lease agreements. The leases have remaining lease terms ranging from three to five years.

Supplemental balance sheet information related to leases is as follows:

Balance Sheet Location		December 31, 2023	December 31, 2022
Operating Leases
Right-of-use assets, net		$843,699	$1,880,251
Right-of-use assets – related party, net		177,077	268,338

Current liabilities	Lease liability, current maturities	(99,959)	(146,179)
Non-current liabilities	Lease liability, net of current maturities	(462,387)	(928,005)
Total operating lease liabilities		$(562,346)	$(1,074,184)

Weighted Average Remaining Lease Term
Operating leases		3.68 years	4.51 years
Weighted Average Discount Rate
Operating leases		25%	25%

The Company calculated the implicit rate on the automobile leases with information contained in the respective leases. Based upon the lease agreements, the Company was able to calculate such amount. As the office lease did not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments, which is reflective of the specific term of the leases and economic environment of each geographic region.

The Company’s leased automobiles are currently used for promotional services. These leases often contain large material upfront downpayments due to the fact that they are expensive automobiles which are necessary for business development. As of December 31, 2022, the Company had three automobile leases, of which two were early terminated during 2023. Upon termination, the Company removed the remaining right of use asset and lease liability, resulting in an early termination charge of $433,574 which is included in general and administrative expenses for the year ending December 31, 2023.

The Company’s office lease is leased from a related party, which is a family member of the chief executive officer.

Anticipated future lease costs, which are based in part on certain assumptions to approximate minimum annual rental commitments under non-cancelable leases, are as follows:

Year Ending December 31,	Operating
2024	$240,018
2025	240,018
2026	240,018
2027	180,014
Total lease payments	900,068
Less: Imputed interest	337,722
Present value of lease liabilities	$562,346

Total lease expense for leases accounted for under ASC 842 amounted to $524,385 and $130,242 for the years ending December 31, 2023 and 2022, respectively.

The Company has various other leases which do not fall under the guidance of ASC 842, primarily because there is not an identified asset. Such leases are not included in any amounts noted above.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation Costs and Contingencies

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Management is currently not aware of any such legal proceedings or claims that could have, individually or in the aggregate, a material adverse effect on our business, financial condition, or operating results.

NOTE 7 – INCOME TAXES

The Company’s provision for income taxes consists of the following for the year ended December 31, 2023 and December 31, 2022:

	2023	2022
Current:
Federal	$303,053	$294,652
State and local	102,491	99,650
Total current	405,544	394,302

Deferred:
Federal	$(20,634)	$306,254
State and local	(6,979)	103,574
Total deferred	(27,613)	409,828

Income tax provision	$377,931	$804,130

A reconciliation of the federal statutory rate of 21% for the years ended December 31, 2023 and 2022 to the effective rate for income from operations before income taxes is as follows:

	2023	2022
Benefit for income taxes at federal statutory rate	21.00%	21.00%
State and local income taxes, net of federal benefit	7.10	7.10
Right-of-use asset	9.44	—
Meals and entertainment	1.06	—
Fines and penalties	0.14	—
Opening balance sheet	—	4.15
Effective income tax rate	38.74%	32.25%

The 4.15% opening balance sheet adjustment resulted from the January 1, 2022 conversion from a Subchapter S Corporation to a C Corporation under the Internal Revenue Code.

The tax effects of these temporary differences along with the net operating losses, net of an allowance for credits, have been recognized as deferred tax assets (liabilities) at December 31, 2023 and 2022 as follows:

	2023	2022
Accounts and contracts receivable	$329,141	$510,858
Accounts payable and accrued expenses	(94,309)	(20,850)
Depreciation	18,556	-
Lease liability	128,830	(80,180)
Net deferred tax liability	$382,216	$409,828

NOTE 8: STOCKHOLDERS’ EQUITY

At December 31, 2023, the Company had 300,000,000 shares of common stock authorized with a par value of $0.0001, and 50,000,000 shares of preferred stock authorized with a par value of $0.0001.

On August 16, 2022, the Company issued 7,500,000 shares of common stock to four investors at a per share purchase price of $0.0001. The four investors were the founders of the Company. On September 29, 2022, the Company issued 7,500,000 shares of common stock at par, in conjunction with the Common Control Transfer. Prior to the Common Control Transfer, the Former Owner, owned 100% of Toppoint, Inc. Additionally, the Company and the current shareholders entered into a Voting Agreement and Irrevocable Proxy (the “Voting Agreement”), whereas each shareholder, unconditionally and irrevocably appoints the Former Owner, as each shareholders proxy to attend and vote at each annual general meeting of the shareholders of the Company and at any other meetings of the shareholders of the Company called, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the shareholders of the Company. Based upon the underlying agreement, the Former Owner, effectively controls the Company.

Equity Incentive Plan

On October 1, 2022, the Company established the 2022 Equity Incentive Plan. The purpose of the Plan is to grant restricted stock, stock options and other forms of incentive compensation to our officers, employees, directors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards granted under the Plan is 2,250,000 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the Plan. Awards that may be granted include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, and (f) Performance Compensation Awards. As of December 31, 2023, all shares remain available for issuance under the Plan.

NOTE 9: CONCENTRATIONS

Concentration of Credit Risk

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through December 31, 2023. The Company’s bank balances exceeded FDIC insured amounts at times during the years ended December 31, 2023 and 2022.

NOTE 10: RELATED PARTY TRANSACTIONS

The Company generated revenue from a related party in the amount of $0 and $230,943 for the years ended December 31, 2023 and 2022, respectively. Such related party is a family member of the chief executive officer.

As disclosed in Note 5, the Company leases office space from a related party. Rent expense for this lease amounted to $100,000 and $25,000 for the years ending December 31, 2023 and 2022, respectively. The Company prepaid $300,000 to the related party for the entire amount of lease payments due during the year ended December 31, 2022.

The Company paid consulting fees of $3,122,040 and $1,044,512 to a related party for the years ended December 31, 2023 and 2022, respectively. All these fees were allocated directly to settle accounts payable of the Company, Such related party is a company owned by our Chief Financial Officer.

As of December 31, 2023, the Company advanced $207,016 to the Former Owner. Such amount is non-interest bearing and due on demand.

NOTE 11: SUBSEQUENT EVENTS

The Company evaluated subsequent events through May 13, 2024, to ensure that this filing includes appropriate disclosures of events both recognized in the consolidated financial statements as of December 31, 2023, and events which occurred subsequent to December 31, 2023 but were not recognized in the consolidated financial statements. The Company has determined that there were no subsequent events which required recognition, adjustment to or disclosure in the consolidated financial statements.

The below are Events (Unaudited) Subsequent to the Date of the Independent Auditor’s Report:

On July 1, 2024, we issued Hok C Chan a promissory note for advances he may provide to us from time to time, including $600,000 provided on July 1, 2024. The promissory note bears an annual interest rate of 36.88% and outstanding amounts are due 90 days after the delivery of the respective advance to the Company or the respective direct payment to the Company’s creditor(s).

TOPPOINT HOLDINGS INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS ENDED

SEPTEMBER 30, 2024 AND 2023

TOPPOINT HOLDINGS INC.

Condensed Consolidated Balance Sheets

(Unaudited)

	September 30, 2024	December 31, 2023

Assets
Current Assets
Cash	$1,225,686	$1,455,976
Accounts receivable	1,080,862	940,622
Contract assets	357,573	230,610
Deferred offering costs	387,999	205,870
Prepaid expenses and other current assets	66,726	750
Total Current Assets	3,188,846	2,833,828
Other Assets
Property and equipment, net	88,567	96,073
Intangible asset	801,614	798,614
Advances to stockholder	-	207,016
Right-of-use asset	720,150	843,699
Right-of-use asset – related party	106,200	177,077
Security deposit	50,000	-
Total Assets	$4,885,377	$4,956,307
Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued expenses	$113,405	$335,596
Income taxes payable	56,405	296,405
Deferred revenue	402,649	862,841
Loans payable, current maturities	3,147	3,147
Related party loan	600,000	-
Lease liability, current maturities	122,122	99,959
Total Current Liabilities	1,297,728	1,597,948
Loans payable, net of current maturities	146,753	146,753
Lease liability, net of current maturities	367,809	462,387
Deferred tax liability	478,398	382,216
Total Liabilities	2,290,688	2,589,304

Shareholders’ Equity
Preferred stock, $0.0001 par value, 50,000,000 authorized, 0 shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively	-	-
Common stock, $0.0001 par value, 300,000,000 shares authorized, 15,000,000 and shares issued and outstanding at September 30, 2024 and December 31, 2023, respectively	1,500	1,500
Additional paid-in capital	139,750	139,750
Retained earnings	2,453,439	2,225,753
Total Shareholders’ Equity	2,594,689	2,367,003
Total Liabilities and Shareholders’ Equity	$4,885,377	$4,956,307

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOPPOINT HOLDINGS INC.

Condensed Consolidated Statements of Operations (Unaudited)

	For The Nine Months Ended September 30, 2024	For The Nine Months Ended September 30, 2023

Revenues
Non-related party	$12,167,956	$14,329,645
Total Revenue	12,167,956	14,329,645

Costs and expenses
Costs of revenues	10,378,455	11,999,310
General and administrative expenses	1,870,654	1,713,247
Total costs and expenses	12,249,109	13,712,557

Income (loss) from operations	(81,153)	617,088

Other income (expense)
Interest expense	(59,426)	-
Other income	464,447	182,822
Total other income (expense), net	405,021	182,822

Income before income taxes	323,868	799,910

Provision for income taxes:
Current	-	328,233
Deferred	96,182	-
	96,182	328,233

Net income	$227,686	471,677

Basic and diluted net loss per share attributed to common stockholders	$0.02	0.03
Weighted Average Number of Shares Outstanding - Basic and Diluted	15,000,000	15,000,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOPPOINT HOLDINGS INC.

Consolidated Statements of Shareholders’ Equity (Unaudited)

	Common Stock		Additional Paid-in	Retained	Total Stockholders’
	Shares	Amount	Capital	Earnings	Equity
Balance – January 1, 2024	15,000,000	$1,500	$139,750	$2,225,753	$2,367,003
Net income				227,686	227,686
Balance - September 30, 2024	15,000,000	$1,500	$139,750	$2,453,439	$2,594,689

	Common Stock		Additional Paid-in	Retained	Total Stockholders’
	Shares	Amount	Capital	Earnings	Equity
Balance – January 1, 2023	15,000,000	$750	$139,750	$1,683,402	$1,824,652
Net income	-	-	-	471,677	471,677
Balance – September 30, 2023	15,000,000	$1,500	$139,750	$2,155,079	$2,296,329

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOPPOINT HOLDINGS INC.

Consolidated Statements of Cash Flows (Unaudited)

	For The Nine Months Ended September 30, 2024	For The Nine Months Ended September 30, 2023
Cash flows from operating activities:
Net income	$227,686	$471,677
Adjustments to reconcile from net income to net cash provided by (used in) operating activities:
Amortization of ROU	194,427	632,947
Non-cash rent expense	-	433,574
Depreciation	46,861	41,175
Deferred taxes	96,182	-

Changes in operating assets and liabilities
Accounts receivable	(140,240)	527,493
Contract asset	(126,963)	(43,945)
Prepaid and other current assets	(65,975)
Security deposit	(50,000)
Accounts payable	(222,193)	48,423
Income taxes payable	(240,000)	43,233
Deferred revenue	(460,192)
Lease payable	(72,415)	(298,847)
Net cash provided by (used in) operating activities	(812,823)	1,855,730

Cash flows from investing activities:
Purchase of intangible assets	(3,000)	(732,304)
Advances to stockholder	207,016	(106,608)
Purchases of property and equipment	(39,355)	(85,596)
Net cash used in investing activities	164,661	(924,508)

Cash flows from financing activities:
Proceeds from loans payable	600,000
Deferred offering costs	(182,128)	(22,312)
Net cash used in financing activities	417,872	(22,312)

Net increase (decrease) in cash	(230,290)	908,911
Cash, beginning of period	1,455,976	744,853
Cash, end of period	$1,225,686	1,653,764

Supplemental disclosure of cash flow information:
Cash paid during the period for:	-	-
Interest	$4,107	$-
Income taxes	$240,000	$-

The accompanying notes are an integral part of these condensed consolidated financial statements.

TOPPOINT HOLDINGS INC.

Notes to Condensed Consolidated Financial Statements

September 30, 2024 and 2023 (Unaudited)

NOTE 1: NATURE OF OPERATIONS

Nature of Operations

In these notes, the terms “us”, “we”, “it”, “its”, the “Company” or “our” refer to Toppoint Holdings Inc. The Company was incorporated during August 2022 in the State of Nevada. During September 2022, we entered into a Share Exchange Agreement with Toppoint, Inc. and its sole stockholder and Chief Executive Officer of the Company, Hok C. Chan (“Former Owner”), pursuant to which the sole stockholder exchanged all common stock in Toppoint, Inc. for 7,500,000 shares of common stock of the Company. As a result, we acquired all of the issued and outstanding shares of common stock of Toppoint, Inc., making it our wholly-owned subsidiary (“Common Control Transfer”). The Former Owner owned 100% of Toppoint, Inc., and still effectively controls the Company after the merger. Since the exchange was a transaction between entities under common control, the net assets received by the Company were accounted for at historical cost as of January 1, 2022, the earliest date of presentation of these condensed consolidated financial statements. This is a retrospective presentation for all equity related disclosures, including issued shares and earnings per share, which have been revised to reflect the effects of the commonly controlled transaction with ASC 250 “Accounting Changes and Errors” as of January 1, 2022. ASC 250 requires that a change in the reporting entity from reorganization entities under common control, be retrospectively applied to the financials statements of all prior periods when the financial statements are issued for a period that includes the date the change in reporting entity of the transaction occurred.

We are a truckload services and solutions provider focused on the recycling export supply chain. We have become a key player in the New Jersey and Pennsylvania regional trucking market for waste paper, evidenced by our significant market share where we accounted for approximately 34% of the waste paper export drayage volumes through New Jersey’s ports and approximately 30% through Philadelphia’s ports, according to data sourced from IHS Markit. In addition to waste paper, our portfolio also includes the shipment of scrap metal and wooden logs from large waste companies, recycling centers and commodity traders to the ports of Newark, NJ, and Philadelphia, PA. We continue to expand our footprints domestically and intend to internationally and have ventured into the recycling export transport market of Tampa and Miami, FL recently.

Basis of Presentation and Preparation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and with the instructions to Article 8 Regulation S-X. Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements. The condensed consolidated financial statements and accompanying notes are the representations of the Company’s management, who is responsible for their integrity and objectivity. In the opinion of the Company’s management, the condensed consolidated financial statements reflect all adjustments, which are normal and recurring in nature, necessary for a fair presentation of the interim financial statements. Results for the nine months ended September 30, 2024 are not necessarily indicative of the results that may be expected for the year ending December 31, 2024.

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Toppoint, Inc. All intercompany balances and transactions are eliminated.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of condensed consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to the valuation of accounts receivables, valuation of long-lived assets, intangible assets, and accounts payable and accrued expenses. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with maturity of three months or less at the time of issuance to be cash equivalents. The Company had $1,225,686 and $1,455,976 cash and cash equivalents at September 30, 2024 and December 31, 2023, respectively.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation. The Company provides for depreciation on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related assets when they are placed into service.  The Company evaluates property and equipment for impairment periodically to determine if changes in circumstances or the occurrence of events suggest the carrying value of the asset or asset group may not be recoverable. Maintenance and repairs are charged to operations as incurred. Expenditures which substantially increase the useful lives of the related assets are capitalized. As of September 30, 2024 and December 31, 2023, the Company’s property and equipment balance consisted of leasehold improvements and equipment.

Intangible Assets

Intangible assets consist of internally developed software in the amount of $801,614 as of September 30, 2024 and December 31, 2023. The software has not been placed into service as of September 30, 2024 and has thus not been amortized to date. The Company expects to begin amortizing the software during the fourth quarter of 2024. The software is being developed to utilize AI based technology and synch with custom software designed specifically for the Company’s needs in the export drayage vertical. The software will offer a variety of features and benefits that allow AI to scale and automate business operations. The Company evaluated intangible assets for impairment for the nine months ended September 30, 2024 and 2023 and determined that there are no impairment losses.

Long-lived Assets

In accordance with ASC 360, “Property, Plant, and Equipment”, the Company tests long-lived assets or asset groups for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset; significant adverse changes in the business climate or legal factors; accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its estimated useful life. Recoverability is assessed based on the carrying amount of the asset compared to the estimated future undiscounted cash flows expected to result from the use and the eventual disposal of the asset, as well as specific appraisal in certain instances. An impairment loss equal to the excess of the carrying value over the assets fair market value is recognized when the carrying amount exceeds the undiscounted cash flows.

The impairment loss is recorded as an expense and a direct write-down of the asset. No impairment loss was recorded for the nine months ended September 30, 2024 and 2023.

Deferred Offering Costs

Deferred offering costs represents specific incremental costs incurred by the Company directly attributable to a proposed offering of securities. These amounts have been deferred and will be charged against the gross proceeds of the offering. These offering costs include fees paid to underwriters, attorneys, accountants as well as printers and other third parties directly related to the offering. Costs such as management salaries or other general administrative expenses that are not incremental to the offering are not included in the deferred costs. Deferred offering costs amounted to $387,999   and $205,870 as of September 30, 2024 and December 31, 2023, respectively.

Revenue Recognition

The Company’s revenue recognition policy is based on the revenue recognition criteria established under the Financial Accounting Standards Board (“FASB”) – Accounting Standards Codification 606 “Revenue From Contracts With Customers” (“ASC 606”), which has established a five-step process to govern contract revenue and satisfy each element is as follows: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when or as you satisfy a performance obligation. The Company records the revenue once all the above steps are completed and services are performed.

The Company’s contracts with customers only include one performance obligation, which is to provide the delivery of truckload services. Revenue is recognized in the gross amount at a point in time when the service is completed and the benefit of our services has been transferred to the customer. This has been determined to be when the goods are delivered to its final destination point. At this point in time, the Company has a present right to payment, and the performance obligation has been met. It is not until delivery is completed, that the Company completed its performance obligation. The customer is not simultaneously receiving and consuming the benefit of the performance until the delivery to its final destination. The Company has determined that during transit, which is typically within twenty four hours, it would be impractical for another entity to complete its performance obligation due to various circumstances which would not lend it to be feasible. Additionally, every performance obligation of the Company is related to a unique order number between the customer and the final destination point. If that specific order cannot be completed, the Company or another provider would need to go through a process change of receiving a new order number due to homeland security and customs restrictions which results in the customer not simultaneously receiving benefits during transit time. The Company is primarily responsible for fulfilling the promise to provide the specified service to its customers. In addition, the Company has discretion in establishing the price for the specified services and bears risk of loss of goods until delivery is completed. Transport time from pick up to the delivery of truckloads is typically within the same day. Revenue is measured as the amount of consideration the Company expects to be entitled to in exchange for those services. Because revenue is recognized at the point in time services are sold to customers, there are no contract liability balances except for when an amount is billed before the service is performed, however there may be contract asset balances for any services provided that were not billed. The Company’s revenue recognition is the same for whether the Company engages independent contractors or its brokerage model for owner operators.

Disaggregation of Revenues

The Company’s revenues are principally derived from providing truckload services focused on the recycling export supply chain. The Company disaggregates their revenue by the type of commodity, as shown below for the nine months and three months ended September 30, 2024 and 2023:

Commodity	Nine Months Ended September 30, 2024	Nine Months Ended September 30, 2023
Paper	$7,996,703	$10,666,561
Import	2,817,034	2,165,216
Metal	881,626	916,455
Log	224,065	403,250
Plastic	248,528	178,163
	$12,167,956	$14,329,645

Accounts Receivable and Contract Assets

Accounts receivable represent revenue earned for which the Company has not yet received payment. Accounts receivable are recorded at the invoiced amount and adjusted for amounts management expects to collect from balances outstanding at period-end. The Company estimates the allowance for doubtful accounts based on an analysis of specific accounts and an assessment of the customer’s ability to pay, among other factors. At September 30, 2024 and December 31, 2023 no allowance for doubtful accounts was recorded. The balance of accounts receivable as of September 30, 2024 and December 31, 2023, amounted to $1,080,862 and $940,622, respectively.

Contract assets include unbilled amounts from services which have been provided and revenue recognized. Contract asset balances amounted to $357,573 and $230,610 as of September 30, 2024 and December 31, 2023, respectively.

Contract Liabilities

Contract liabilities included deferred revenue which includes monies collected in the advance of revenue recognition. Deferred revenue amounted to $402,649 and $862,841 as of   September 30, 2024 and December 31, 2023, respectively. The Company expected to recognize revenue from its deferred revenue upon completion of its performance obligation on the specific contracts.

As of September 30, 2024 and December 31, 2023, the Company did not have documentation to support its full satisfaction of its performance obligations. The $402,649 and $862,841 resulted from historical advances made to the Company during 2022. These amounts were received prior to the Company implementing internal policies to ensure all documentation is captured. Subsequent to these specific advances, the Company has not experienced any additional undocumented advances received. The Company is adopting a new policy on these specific advances, where the customer has a right of refund, within two years of services provided, or monies received. Because the Company cannot support the completion of revenue recognition on this balance, the Company will record other income for the amount of advances received upon expiration of the two year right of refund period. This new policy did not have any impact on the Company’s revenue recognition after January 1, 2023.

Costs of revenues

Costs of revenue includes all directly related costs to deliver our services, which includes independent contractor drivers, insurance, truck maintenance costs, equipment rental and other directly related costs. Such costs are expensed as incurred.

Other income

Other income consists of other income which does not fall under the guidance of ASC 606 during the nine months ended September 30, 2023. Such amounts were determined to not be under the guidance of ASC 606 because they do not represent an output of the Company’s ongoing or major operations. The amounts were from the sale of scrap material which is a one-time service the Company does not currently perform in.  Additionally, included in other income during the nine months ended September 30, 2024 was $450,192 related to the expiration of the right of refund period as disclosed above, which was originally recorded in deferred revenue, and $4,255 of other income which does not fall under the guidance of ASC 606.

Income Taxes

Historically and through December 31, 2021, the Company elected, by consent of its stockholders, to be taxed under the provisions of Subchapter S of the Internal Revenue Code and applicable state statutes. The Company made a qualified Subchapter S subsidiary election with the Internal Revenue Service and accordingly the Company’s income is to be included in the Parent’s income tax return for Federal tax purposes. The Company has also elected S Corporation status for Pennsylvania State tax purposes. The Company revoked its Subchapter S election with the Internal Revenue Service and Pennsylvania as of January 1, 2022.

As of January 1 2022, the Company accounts for income taxes utilizing the asset and liability approach. Under this approach, deferred taxes represent the future tax consequences expected to occur when the reported amounts of assets and liabilities are recovered or paid. The provision for income taxes generally represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred taxes result from the differences between the financial and tax bases of the Company’s assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted.

The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax regulations. The Company recognizes liabilities for anticipated tax audit issues based on the Company’s estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when the liabilities are no longer determined to be necessary. If the estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

The Company evaluates uncertain income tax positions taken or expected to be taken in a tax return for recognition in its condensed consolidated financial statements. The Company was not required to recognize any amounts from uncertain tax positions for the nine months ended September 30, 2024 and 2023. The Company’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company’s tax returns for three years from the date of filing.

Earnings Per Share

The Company computes net earnings per share in accordance with ASC 260, “Earnings per Share”. ASC 260 requires presentation of both basic and diluted net earnings per share (“EPS”) on the face of the statement of operations. Basic EPS is computed by dividing earnings (loss) available to common shareholders (numerator) by the weighted average number of shares outstanding (denominator) during the period. Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method. In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of warrants, options, and restricted stock units. Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive. The Company had no potentially dilutive securities as of September 30, 2024 and 2023.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (“Topic 326”)”. The ASU introduces a new accounting model, the Current Expected Credit Losses model (“CECL”), which requires earlier recognition of credit losses and additional disclosures related to credit risk. The CECL model utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses at the time the financial asset is originated or acquired. ASU 2016-13 is effective for annual period beginning after December 15, 2022, including interim reporting periods within those annual reporting periods. The Company has adopted this guidance as of January 1, 2023, and it did not have a material impact on its consolidated financial statements.

NOTE 3: PROPERTY AND EQUIPMENT, NET AND INTANGIBLE ASSETS

Property and equipment consist of the following:

	September 30, 2024	December 31, 2023
Leasehold improvements	$150,973	$150,973
Equipment	39,354	-
Less: accumulated depreciation	(101,761)	(54,900)
Property and Equipment, net	$88,567	$96,073

Depreciation expense amounted to $46,861 and $41,175 for the nine months ended September 30, 2024 and 2023, respectively.

Intangible assets consist of the following at September 30, 2024 and December 31, 2023:

Software development	$801,614
Less: accumulated amortization	-
Software development, net	$801,614

NOTE 4 – LOANS PAYABLE

Loans payable is summarized as follows:

Description	Loan Date	Loan Amount	Interest Rate	Maturity Date	Remaining Principal Balance as of September 30, 2024	Remaining Principal Balance as of December 31, 2023
Economic Injury Disaster Loan (“EIDL”)	May 2020	$149,000	3.75%	May 2050	$149,900	$149,900
Less current maturities					-	-
					$149,900	$149,900

The EIDL was entered into during May 2020. Interest accrues at 3.75% per annum. Under the original agreement, principal payments were deferred, and the maturity date is May 2050.

Interest expense on loans payable amounted to $4,106 and $0 for the nine months ended September 30, 2024 and 2023, respectively.

At September 30 30, 2024, combined scheduled maturities of the outstanding debt are as follows:

For the Years Endings:
2024	$3,147
2025	3,147
2026	3,147
2027	3,147
2028	3,147
Thereafter	134,165
$149,900

NOTE 5 – LEASES

The Company leases an office and automobiles under non-cancelable operating and finance lease agreements. The leases have remaining lease terms ranging from three to five years.

Supplemental balance sheet information related to leases is as follows:

Balance Sheet Location		September 30, 2024	December 31, 2023
Operating Leases
Right-of-use assets, net		$720,150	$843,699
Right-of-use assets – related party, net		106,200	177,077

Current liabilities	Lease liability, current maturities	(122,122)	(99,959)
Non-current liabilities	Lease liability, net of current maturities	(367,809)	(462,387)
Total operating lease liabilities		$(489,931)	$(562,346)

Weighted Average Remaining Lease Term
Operating leases		2.93 years	3.68 years
Weighted Average Discount Rate
Operating leases		25%	25%

The Company calculated the implicit rate on the automobile leases with information contained in the respective leases. Based upon the lease agreements, the Company was able to calculate such amount. As the office lease did not provide an implicit rate, the Company used an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of the lease payments, which is reflective of the specific term of the leases and economic environment of each geographic region.

The Company’s leased automobiles are currently used for promotional services. These leased often contain large material upfront downpayments due to the fact that they are expensive automobiles which are necessary for business development. As of December 31, 2022, the Company had three automobile leases, of which two were early terminated during 2023. Upon termination, the Company removed the remaining right of use asset and lease liability, resulting in an early termination charge of $433,574 which is included in general and administrative expenses for the nine months ending September 30, 2023.

The Company’s office lease is leased from a related party, which is a family member of the chief executive officer.

Anticipated future lease costs, which are based in part on certain assumptions to approximate minimum annual rental commitments under non-cancelable leases, are as follows:

Year Ending December 31,	Operating
2024 (remaining)	$60,005
2025	240,018
2026	240,018
2027	180,014
Total lease payments	720,055
Less: Imputed interest	230,124
Present value of lease liabilities	$489,931

Total lease expense for leases accounted for under ASC 842 amounted to $306,148 and $499,959 for the nine months ending September 30, 2024 and 2023, respectively.

The Company has various other leases which do not fall under the guidance of ASC 842, primarily because there is not an identified asset. Such leases are not included in any amounts noted above.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation Costs and Contingencies

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. Management is currently not aware of any such legal proceedings or claims that could have, individually or in the aggregate, a material adverse effect on our business, financial condition, or operating results.

NOTE 7: STOCKHOLDERS’ EQUITY

At September 30, 2024, the Company had 300,000,000 shares of common stock authorized with a par value of $0.0001, and 50,000,000 shares of preferred stock authorized with a par value of $0.0001.

On August 16, 2022, the Company issued 7,500,000 shares of common stock to four investors at a per share purchase price of $0.0001. The four investors were the founders of the Company. On September 29, 2022, the Company issued 7,500,000 shares of common stock at par, in conjunction with the Common Control Transfer. Prior to the Common Control Transfer, the Former Owner, owned 100% of Toppoint, Inc. Additionally, the Company and the current shareholders entered into a Voting Agreement and Irrevocable Proxy (the “Voting Agreement”), whereas each shareholder, unconditionally and irrevocably appoints the Former Owner, as each shareholders proxy to attend and vote at each annual general meeting of the shareholders of the Company and at any other meetings of the shareholders of the Company called, and at every adjournment or postponement thereof, and on every action or approval by written consent or resolution of the shareholders of the Company. Based upon the underlying agreement, the Former Owner, effectively controls the Company.

Equity Incentive Plan

On October 1, 2022, the Company established the 2022 Equity Incentive Plan. The purpose of the Plan is to grant restricted stock, stock options and other forms of incentive compensation to our officers, employees, directors and consultants. The maximum number of shares of common stock that may be issued pursuant to awards granted under the Plan is 2,250,000 shares. Cancelled and forfeited stock options and stock awards may again become available for grant under the Plan. Awards that may be granted include: (a) Incentive Stock Options, (b) Non-qualified Stock Options, (c) Stock Appreciation Rights, (d) Restricted Awards, (e) Performance Share Awards, and (f) Performance Compensation Awards. As of September 30, 2024, all shares remain available for issuance under the Plan.

NOTE 8: CONCENTRATIONS

Concentration of Credit Risk

The Company maintains its cash in bank and financial institution deposits that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts through September 30, 2024. The Company’s bank balances exceeded FDIC insured amounts at times during the nine months ended September 30, 2024 and the year ended December 31, 2023.

NOTE 9: RELATED PARTY TRANSACTIONS

As disclosed in Note 5, the Company leases office space from a related party. Rent expense for this lease amounted to $75,000 and $75,000 for the nine months ended September 30, 2024 and 2023, respectively. The Company prepaid $300,000 to the related party for the entire amount of lease payments due during the year ended December 31, 2022.

For the nine months ended September 30, 2024, the Company paid our Chief Financial Officer $1,489,907 of which $1,353,477 were for settlement of accounts payable and $136,429 was a fee earned. For the nine months ended September 30, 2023, the Company paid our Chief Financial Officer $2,327,690 which was for settlement of accounts payable and consulting fees.

As of December 31, 2023, the Company advanced $207,016 to the Former Owner of Toppoint Inc., Hok C. Chan, the Chief Executive Officer. Such amount is non-interest bearing and due on demand. During the nine months ended September 30, 2024, the Company recorded additional advances and the entire balance were reclassed and recorded as compensation in the amount of $340,000 which resulted from the Company waiving the repayment of such amount, as well as additional advances and related taxes through September 30, 2024.

On July 1, 2024, the Company issued Hok C Chan, the Chief Executive Officer, a promissory note for advances he may provide to the Company from time to time, including $600,000 provided on July 1, 2024. The promissory note bears an annual interest rate of 36.88% and outstanding amounts are due 90 days after the delivery of the respective advance to the Company or the respective direct payment to the Company’s creditor(s). Interest expense on such amount was $55,320 for the nine months ended September 30, 2024, and was accrued and included in accounts payable and accrued expenses on the accompanying balance sheet.

NOTE 10: SUBSEQUENT EVENTS

The Company evaluated subsequent events through November 15, 2024 to ensure that this filing includes appropriate disclosures of events both recognized in the condensed consolidated financial statements as of September 30, 2024, and events which occurred subsequent to September 30, 2024 but were not recognized in the condensed consolidated financial statements. The Company has determined that there were no subsequent events which required recognition, adjustment to or disclosure in the condensed consolidated financial statements, except the events described below.

2,500,000 Shares of Common Stock

Toppoint Holdings Inc.

PROSPECTUS

Sole Book-Running Manager

A.G.P.

January 21, 2025

Until February 15, 2025 (25 days after the date of this prospectus), all dealers that buy, sell or trade our securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.